SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State registration 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

June / 2017

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	CONTENTS
FINANCIAL STATEMENTS		3
Statements of Financial Position		3
Statements of Income		5
Statements of Income - Changes in the Second Quarter		6
Statements of Comprehensive Income		7
Statements of Comprehensive Income - Changes in the Second Quarter		7
Statements of Changes in Equity		8
Statements of Cash Flows		9
Statements of Added Value		11
NOTES TO THE FINANCIAL INFORMATION		13
1	Operations	13
2	Concessions and Authorizations	15
3	Basis of Preparation	17
4	Significant Accounting Policies	18
5	Cash and Cash Equivalents	20
6	Bonds and Securities	21
7	Trade Accounts Receivable	22
8	CRC Transferred to the State Government of Paraná	24
9	Net Sectorial Financial Assets and Liabilities	25
10	Accounts Receivable Related to the Concession	26
11	Accounts Receivable Related to Concession Compensation	29
12	Other Receivables	29
13	Taxes	30
14	Prepaid Expenses	33
15	Receivable from Related Parties	34
16	Other Temporary Investments	36
17	Judicial Deposits	36
18	Investments	37
19	Property, Plant and Equipment	41
20	Intangible Assets	45
21	Payroll, Social Charges and Accruals	47
22	Suppliers	48
23	Loans and Financing	49
24	Debentures	54
25	Post-employment Benefits	56
26	Customer Charges Due	58
27	Research and Development and Energy Efficiency	59
28	Accounts Payable Related to Concession	60
29	Other Accounts Payable	60
30	Provisions for Legal Claims	61
31	Equity	69
32	Net Operating Revenue	71
33	Operating Costs and Expenses	77
34	Financial Results	83
35	Operating Segments	84
36	Financial Instruments	88
37	Related Party Transactions	102
38	Insurance	106
39	Subsequent Events	106
COMMENTS ON PERFORMANCE		108
COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE		117
REVIEW REPORT ON QUARTERLY INFORMATION		118
S T A T E M E N T		120

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FINANCIAL STATEMENTS

Statements of Financial Position

as of June 30, 2017 and December 31, 2016

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	Parent Company			Consolidated
		06.30.2017	12.31.2016	06.30.2017	12.31.2016

CURRENT ASSETS
Cash and cash equivalents	5	472,480	46,096	1,423,948	982,073
Bonds and securities	6	90	149	223,065	302,398
Collaterals and escrow accounts		129	128	1,656	1,294
Trade accounts receivable	7	-	-	2,364,460	2,217,355
Dividends receivable		54,742	485,263	54,685	71,758
CRC transferred to the State Government of Paraná	8	80,425	-	80,425	-
Sectorial financial assets	9	-	-	-	-
Accounts receivable related to the concession	10	-	-	225,818	65,595
Accounts receivable related to the concession compensation	11	-	-	-	-
Other current receivables	12	8,741	8,736	391,102	306,933
Inventories		-	-	120,886	130,637
Income tax and social contribution	13.1	60,888	41,899	255,937	188,952
Other current recoverable taxes	13.3	267	197	84,496	67,931
Prepaid expenses	14	-	-	35,532	39,096
Receivable from related parties	15	127,661	116,020	36,210	28,968
		805,423	698,488	5,298,220	4,402,990

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	-	-	206,335	195,096
Other temporary investments	16	413,622	408,297	486,983	408,297
Collaterals and escrow accounts	23.1	-	-	75,728	73,074
Trade accounts receivable	7	-	-	274,791	270,786
CRC transferred to the State Government of Paraná	8	1,403,023	1,522,735	1,403,023	1,522,735
Judicial deposits	17	139,908	153,932	589,001	657,603
Sectorial financial assets	9	-	-	-	-
Accounts receivable related to the concession	10	-	-	3,961,442	3,748,335
Accounts receivable related to the concession compensation	11	-	-	67,633	67,401
Other noncurrent receivables	12	-	-	132,860	73,551
Income tax and social contribution	13.1	142,271	153,216	159,555	169,967
Deferred income tax and social contribution	13.2	86,040	47,462	810,828	803,477
Other noncurrent recoverable taxes	13.3	15	15	115,139	131,108
Prepaid expenses	14	-	-	20,434	25,583
Receivable from related parties	15	219,087	220,661	142,648	155,141
		2,403,966	2,506,318	8,446,400	8,302,154

Investments	18	14,655,936	14,111,959	2,504,141	2,334,950
Property, plant and equipment	19	792	630	9,272,610	8,934,303
Intangible assets	20	3,609	3,168	6,523,186	6,459,812

		17,064,303	16,622,075	26,746,337	26,031,219

TOTAL ASSETS		17,869,726	17,320,563	32,044,557	30,434,209

Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Financial Position

as of June 30, 2017 and December 31, 2016 (continued)

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	Parent Company			Consolidated
		06.30.2017	12.31.2016	06.30.2017	12.31.2016

CURRENT LIABILITIES
Payroll, social charges and accruals	21	8,510	5,573	292,911	287,797
Suppliers	22	3,675	2,225	1,527,821	1,255,639
Income tax and social contribution payable	13.1	-	-	181,582	41,454
Other taxes due	13.3	295	412	273,416	294,994
Loans and financing	23	444,649	453,288	1,464,237	1,470,742
Debentures	24	342,353	351,148	1,483,662	1,131,198
Dividend payable		297,125	256,426	303,270	266,831
Post-employment benefits	25	191	188	48,060	47,894
Customer charges due	26	-	-	143,939	141,712
Research and development and Energy efficiency	27	-	-	195,043	231,513
Accounts payable related to concession	28	-	-	61,800	66,210
Sectorial financial liabilities	9	-	-	393,440	155,261
Other accounts payable	29	564	579	165,907	264,791
		1,097,367	1,069,839	6,535,088	5,656,036

NONCURRENT LIABILITIES
Suppliers	22	-	-	36,711	36,711
Deferred income tax and social contribution	13.2	-	-	221,098	178,430
Other taxes due	13.3	2,238	2,075	319,484	303,146
Loans and financing	23	559,852	562,072	3,043,169	2,575,551
Debentures	24	850,181	665,951	3,480,669	3,659,611
Post-employment benefits	25	3,682	3,517	746,207	721,971
Research and development and Energy efficiency	27	-	-	300,948	252,376
Accounts payable related to concession	28	-	-	490,017	499,332
Sectorial financial liabilities	9	-	-	69,848	123,731
Other accounts payable	29	-	-	41,348	30,525
Provisions for legal claims	30	161,608	152,944	1,267,075	1,241,343
		1,577,561	1,386,559	10,016,574	9,622,727
EQUITY
Attributable to controlling shareholder's
Capital	31.1	7,910,000	7,910,000	7,910,000	7,910,000
Equity valuation adjustments	31.2	965,470	998,466	965,470	998,466
Legal reserve		792,716	792,716	792,716	792,716
Profit retention reserve		4,939,717	5,162,983	4,939,717	5,162,983
		15,194,798	14,864,165	15,194,798	14,864,165

Attributable to non-controlling interest	18.2.2	-	-	298,097	291,281

		15,194,798	14,864,165	15,492,895	15,155,446

TOTAL LIABILITIES & EQUITY		17,869,726	17,320,563	32,044,557	30,434,209

Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Income

for the six-month periods ended June 30, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company			Consolidated
					Restated
		06.30.2017	06.30.2016	06.30.2017	06.30.2016

NET OPERATING REVENUE	32	-	-	6,470,240	6,890,589

OPERATING COSTS	33	-	-	(4,690,862)	(4,701,403)

GROSS PROFIT		-	-	1,779,378	2,189,186

Operational expenses / income
Selling expenses	33	-	-	(83,712)	(121,587)
General and administrative expenses	33	(37,058)	(48,783)	(315,823)	(312,596)
Other operational income (expenses)	33	9,488	179,025	(116,708)	(19,572)
Equity in earnings of investees	18	630,222	982,408	82,998	104,709
		602,652	1,112,650	(433,245)	(349,046)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		602,652	1,112,650	1,346,133	1,840,140

Financial results	34
Financial income		72,505	238,361	298,816	537,794
Financial expenses		(165,163)	(144,812)	(717,078)	(690,302)
		(92,658)	93,549	(418,262)	(152,508)

OPERATING PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		509,994	1,206,199	927,871	1,687,632

INCOME TAX AND SOCIAL CONTRIBUTION	13.4
Current		-	(13,364)	(326,114)	(579,128)
Deferred		40,388	(66,370)	(33,506)	24,163
		40,388	(79,734)	(359,620)	(554,965)

NET INCOME		550,382	1,126,465	568,251	1,132,667
Attributed to controlling shareholders		-	-	550,382	1,126,465
Attributed to non-controlling interest	18.2.2	-	-	17,869	6,202

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO PARENT
COMPANY SHAREHOLDERS - EXPRESSED IN BRAZILIAN REAIS	31.3
Common shares		1.92093	3.93157
Class "A" Preferred shares		2.11302	4.32473
Class "B" Preferred shares		2.11302	4.32473
Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Income - Changes in the Second Quarter

for the quarters ended June 30, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company			Consolidated
					Restated
		04.01.2017	04.01.2016	04.01.2017	04.01.2016
		to 06.30.2017	to 06.30.2016	to 06.30.2017	to 06.30.2016

OPERATING REVENUES	32	-	-	3,173,229	3,807,925
COST OF SALES AND SERVICES PROVIDED	33	-	-	(2,446,823)	(2,231,913)
GROSS PROFIT		-	-	726,406	1,576,012

Operational expenses / income
Selling expenses	33	-	-	(42,805)	(73,894)
General and administrative expenses	33	(22,108)	(25,121)	(164,105)	(161,177)
Other operational income (expenses)	33	11,135	190,699	(45,651)	84,049
Equity in earnings of investees	18	189,702	820,042	49,285	56,815
		178,729	985,620	(203,276)	(94,207)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		178,729	985,620	523,130	1,481,805

Financial results	34
Financial income		30,643	173,234	135,229	332,851
Financial expenses		(95,523)	(71,301)	(397,470)	(318,472)
		(64,880)	101,933	(262,241)	14,379

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		113,849	1,087,553	260,889	1,496,184

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	13.4
Current		-	(13,364)	(133,002)	(225,977)
Deferred		26,191	(81,230)	23,094	(273,629)
		26,191	(94,594)	(109,908)	(499,606)

NET INCOME		140,040	992,959	150,981	996,578
Attributed to controlling shareholders		-	-	140,040	992,959
Attributed to non-controlling interest	18.2.2	-	-	10,941	3,619

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS	31.3
Ordinary shares		0.48876	3.46561	-	-
Class "A" Preferred shares		0.53764	3.81217	-	-
Class "B" Preferred shares		0.53764	3.81217	-	-

Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Comprehensive Income

for the six-month periods ended June 30, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		06.30.2017	06.30.2016	06.30.2017	06.30.2016

NET INCOME		550,382	1,126,465	568,251	1,132,667
Other comprehensive income
Items that will never be reclassified to profit or loss
Losses on actuarial liabilities
Post employment benefits - equity	31.2	-	(854)	-	(854)
Items that may be reclassified to profit or loss
Adjustments related to financial assets classified as available for sale	31.2	5,327	169	5,328	169
Taxes on other comprehensive income	31.2	(1,810)	(58)	(1,811)	(58)
Total comprehensive income, net of taxes		3,517	(743)	3,517	(743)
TOTAL COMPREHENSIVE INCOME		553,899	1,125,722	571,768	1,131,924
Attributed to controlling shareholders				553,899	1,125,722
Attributed to non-controlling interest				17,869	6,202

Notes are an integral part of this quarterly information.

Statements of Comprehensive Income - Changes in the Second Quarter

for the quarters ended June 30, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

	Parent Company			Consolidated
	04.01.2017	04.01.2016	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016	to 06.30.2017	to 06.30.2016

NET INCOME	140,040	992,959	150,981	996,578
Other comprehensive income
Items that may be reclassified to profit or loss
Adjustments related to financial assets classified as available for sale	(3,876)	498	(3,875)	498
Taxes on other comprehensive income	1,319	(170)	1,318	(170)
Total comprehensive income, net of taxes	(2,557)	328	(2,557)	328
TOTAL COMPREHENSIVE INCOME	137,483	993,287	148,424	996,906
Attributed to controlling shareholders	-	-	137,483	993,287
Attributed to non-controlling interest	-	-	10,941	3,619

Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Changes in Equity

for the six-month periods ended June 30, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

				Attributable to Parent Company
			Equity valuation			Profit reserves			Attributable
			adjustments						to
				Other		Profit			non -
	Note		Deemed	comprehensive	Legal	retention	Accumulated	Shareholders'	controlling	Equity
		Capital	cost	income	reserve	reserve	profit	equity	interests	Consolidated
Balance as of January 1, 2017		7.910.000	944.956	53.510	792.716	5.162.983	-	14.864.165	291.281	15.155.446
Net Income		-	-	-	-	-	550.382	550.382	17.869	568.251
Other comprehensive income
Gain on financial assets, net of taxes	31.2	-	-	3.517	-	-	-	3.517	-	3.517
Total comprehensive income		-	-	3.517	-	-	550.382	553.899	17.869	571.768
Realization - deemed cost, net of taxes	31.2	-	(36.513)	-	-	-	36.513	-	-	-
Deliberation of additional dividends proposed	18.2.2	-	-	-	-	-	-	-	(11.053)	(11.053)
Approval of additional dividends in accordance with the
62th Annual General Meeting		-	-	-	-	(223.266)	-	(223.266)	-	(223.266)
Balance as of June 30, 2017		7.910.000	908.443	57.027	792.716	4.939.717	586.895	15.194.798	298.097	15.492.895
Notes are an integral part of this quarterly information.

				Attributable to Parent Company
			Equity valuation			Profit reserves			Attributable
			adjustments						to
				Other		Profit			non -
			Cost	comprehensive	Legal	retention	Accumulated	Shareholders'	controlling	Equity
		Capital	assigned	income	reserve	reserve	profit	equity	interests	Consolidated
Balance as of January 1, 2016		6.910.000	1.046.663	130.709	744.784	5.413.572	-	14.245.728	338.750	14.584.478
Net Income		-	-	-	-	-	1.126.465	1.126.465	6.202	1.132.667
Other comprehensive income
Gain on financial assets, net of taxes		-	-	111	-	-	-	111	-	111
Actuarial losses, net of taxes		-	-	(854)	-	-	-	(854)	-	(854)
Total comprehensive income		-	-	(743)	-	-	1.126.465	1.125.722	6.202	1.131.924
Realization - deemed cost, net of taxes		-	(95.011)	-	-	-	95.011	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	-	-	(23.072)	(23.072)
Distribution of dividends with retained earnings		-	-	-	-	-	-	-	(9.342)	(9.342)
Balance as of June 30, 2016		6.910.000	951.652	129.966	744.784	5.413.572	1.221.476	15.371.450	312.538	15.683.988
Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Cash Flows

for the six-month periods ended June 30, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		06.30.2017	06.30.2016	06.30.2017	06.30.2016

CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period		550,382	1,126,465	568,251	1,132,667

Adjustments to reconcile net income for the period with cash (used in)
generated from operating activities
Unrealized monetary and exchange variations - net		103,564	22,225	494,207	338,361
Sectorial financial assets and liabilities result	32	-	-	80,184	1,254,487
Interest - bonus from the grant	10.2	-	-	(42,359)	(56,895)
Remuneration of accounts receivable related to concession	10.3	-	-	(41,103)	(69,530)
Gain on remeasurement of the cash flow from the RBSE assets	10.4	-	-	(280,829)	(977,777)
Income tax and social contribution	13.4	-	13,364	326,114	579,128
Deferred income tax and social contribution	13.4	(40,388)	66,370	33,506	(24,163)
Result of renegotiation of hydrological risk - GSF		-	-	-	(7,486)
Equity in earnings of investees	18.1	(630,222)	(982,408)	(82,998)	(104,709)
Appropriation of acturial calculation of post-employment benefits	25.4	259	4,100	48,215	64,424
Appropriation of pension and healthcare contributions	25.4	1,217	1,379	72,939	66,957
Creation for research and development and energy efficiency programs	27.2	-	-	53,885	48,507
Depreciation and amortization	33	598	577	367,194	352,747
Net operating estimated losses, provisions and reversals	33.4	3,039	(179,147)	197,225	56,816
Impairment of accounts receivable related to concession	10.1	-	-	16	52
Loss on disposal of property, plant and equipment	19.2	-	-	3,168	22,239
Loss on disposal of intangible assets		-	-	19,043	19,964
		(11,551)	72,925	1,816,658	2,695,789

Decrease (increase) in assets
Trade accounts receivable		-	-	(135,773)	467,314
Dividends and interest on own capital received		467,789	742,816	34,176	38,361
CRC transferred to the Government of the State of Paraná	8.1	49,013	49,425	49,013	49,425
Judicial deposits		15,097	180,753	75,902	109,023
Sectorial financial assets		-	-	-	223,500
Other receivables		(5)	831	(144,336)	109,437
Inventories		-	-	9,751	(11,366)
Income tax and social contribution		(8,044)	42,084	(56,573)	60,817
Other current taxes recoverable		(70)	(110)	2,542	(6,413)
Prepaid expenses		-	-	8,713	12,256
Related parties		135	(3,753)	-	-
		523,915	1,012,046	(156,585)	1,052,354

Increase (decrease) in liabilities
Payroll, social charges and accruals		2,937	(10,622)	5,114	(35,734)
Suppliers		1,450	4,731	226,497	(559,312)
Other taxes		46	(29,813)	(1,579)	(138,271)
Post-employment benefits	25.4	(1,308)	(1,475)	(96,752)	(88,144)
Customer charges due		-	-	2,227	(133,168)
Research and development and energy efficiency	27.2	-	-	(61,299)	(30,630)
Payable related to the concession	28.1	-	-	(32,960)	(403,476)
Sectorial financial liabilities	9.2	-	-	118,246	-
Other accounts payable		(15)	13	(88,061)	(7,062)
Provisions for legal claims	30.1.1	-	(39)	(51,292)	(29,469)
		3,115	(37,205)	20,141	(1,425,266)

CASH GENERATED BY OPERATING ACTIVITIES		515,479	1,047,766	1,680,214	2,322,877

Income tax and social contribution paid		-	(13,364)	(185,986)	(729,125)
Loans and financing - interest due and paid	23.4	(67,042)	(65,998)	(175,304)	(172,767)
Debentures - interest due and paid	24.2	(70,669)	(75,350)	(283,144)	(337,524)

NET CASH GENERATED FROM OPERATING ACTIVITIES		377,768	893,054	1,035,780	1,083,461

(continued)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Cash Flows

for the six-month periods ended June 30, 2017 and 2016 (continued)

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		06.30.2017	06.30.2016	06.30.2017	06.30.2016

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		58	(4)	(8,280)	(62,237)
Loans and financing granted to related parties		(12,145)	-	(5,145)	-
Receipt of loans and financing granted to related parties		8,792	5,112	12,493	5,112
Additions in investments	18.1	(121,582)	(607,063)	(176,841)	(289,875)
Capital reduction of investees.	18.1	170,000	-	73,361	-
Additions to property, plant and equipment		(199)	(60)	(564,075)	(603,887)
Customers contributions - property, plant and equipment		-	-	-	40
Additions to intangible assets		(441)	(117)	(348,077)	(411,744)
Customers contributions - intangible assets		-	-	53,056	54,682

NET CASH GENERATED FROM (USED IN) INVESTING ACTIVITIES		44,483	(602,132)	(963,508)	(1,307,909)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	23.4	77,000	-	691,378	24,854
Issue of Debentures	24.2	520,000	-	522,521	23,532
Ingressos de mútuos obtidos com partes relacionadas		-	-	-	-
Payments of principal - loans and financing	23.4	(77,000)	-	(275,178)	(93,089)
Payments of principal - debentures	24.2	(333,300)	-	(371,238)	(29,672)
Dividends and interest on own capital paid		(182,567)	(306,701)	(197,880)	(353,587)

NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		4,133	(306,701)	369,603	(427,962)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		426,384	(15,779)	441,875	(652,410)

Cash and cash equivalents at the beginning of the period	5	46,096	25,653	982,073	1,480,727
Cash and cash equivalents at the end of the period	5	472,480	9,874	1,423,948	828,317

CHANGE IN CASH AND CASH EQUIVALENTS		426,384	(15,779)	441,875	(652,410)

Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Added Value

for the six-month periods ended June 30, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

VALUE ADDED TO DISTRIBUTE	Parent Company			Consolidated
				Restated
	06.30.2017	06.30.2016	06.30.2017	06.30.2016

Income
Sale of energy, services and other income	-	-	9,611,125	11,875,616
Construction income	-	-	663,175	838,509
Fair value of indemnifiable concession assets	-	-	5,445	122,395
Sectorial financial assets and liabilities result	-	-	(80,184)	(1,254,487)
Other income	23	-	2,779	4,007
Estimated losses on allowance for doubtful accounts	-	-	(50,489)	(93,886)
	23	-	10,151,851	11,492,154

( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	2,590,369	2,469,654
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	339,279	344,978
Materials, supplies and third parties services	8,301	8,129	306,109	331,372
Natural gas and supplies for gas operations	-	-	124,037	145,873
Construction costs	-	-	692,705	735,625
Loss / Recovery of assets	-	-	32,825	28,388
Imoairment	-	-	61,011	-
Other supplies	9,749	(160,452)	126,127	50,322
	18,050	(152,323)	4,272,462	4,106,212

( = ) GROSS ADDED VALUE	(18,027)	152,323	5,879,389	7,385,942

( - ) Depreciation and amortization	598	577	367,194	352,747

( = ) NET ADDED VALUE	(18,625)	151,746	5,512,195	7,033,195

( + ) Transferred added value
Results from investment interests	630,222	982,846	82,998	105,148
Financial income	72,505	238,361	298,816	537,794
Other Income	13,066	-	68,765	49,388
	715,793	1,221,207	450,579	692,330

	697,168	1,372,953	5,962,774	7,725,525
(continued)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Added Value

for the six-month periods ended June 30, 2017 and 2016 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

DISTRIBUTION OF ADDED VALUE			Parent Company				Consolidated
							Restated
	06.30.2017%		06.30.2016%		06.30.2017%		06.30.2016%

Personnel
Remuneration and fees	12,002		11,252		439,201		411,547
Private pension and health plans	1,880		5,405		128,348		136,266
Meal and education assistance	499		651		63,889		56,692
Social security charges - FGTS	854		912		35,261		32,872
Labor indemnities (reversals)	2,450		22		20,568		8,164
Profit sharing	309		257		37,264		23,001
Transfers to property, plant and equipment in progres	-		-		(16,687)		(24,138)
	17,994	2.6	18,499	1.3	707,844	11.9	644,404	8.3

Government
Federal
Tax	(34,707)		83,731		1,134,787		1,430,500
Sectorial charges	-		-		971,814		1,407,563
State	3		1		1,838,233		2,390,399
Municipal	87		78		3,975		4,298
	(34,617)	(5.0)	83,810	6.1	3,948,809	66.2	5,232,760	67.7

Third Parties
Interest	162,566		143,706		715,645		696,371
Leasing and rent	843		473		19,377		16,839
Donations, subsidies and contributions	-		-		2,848		2,484
	163,409	23.4	144,179	10.5	737,870	12.4	715,694	9.3

Shareholders
Retained profits	550,382		1,126,465		550,382		1,126,465
Non controlling interests	-		-		17,869		6,202
	550,382	79.0	1,126,465	82.1	568,251	9.5	1,132,667	14.7

	697,168	100.0	1,372,953	100.0	5,962,774	100.0	7,725,525	100.0

Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

NOTES TO THE FINANCIAL INFORMATION

for the six-month period ended June 30, 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1         Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its headquarters at Rua Coronel Dulcídio, 800, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded on Corporate Governance Level 1 of the Special Segments Listing of B3 S.A. - Brasil, Bolsa Balcão and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Ministry of Mines and Energy (MME), is to research, study, plan, build and explore the production, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications, and natural gas.

1.1        Copel’s Equity Interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

1.1.1       Subsidiaries

	Headquarters	Main activity	Interest
Subsidiaries			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A. (Copel TEL)	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S.A. (Copel REN)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S.A. (Copel Energia)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.0	Copel
			60.0	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from w ind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from w ind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from w ind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from w ind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Copel Brisa Potiguar S.A. (a)	Curitiba/PR	Control and management of interests	100.0	Copel REN
GE Olho D'Água S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.(a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
(a) Pre-operating stage.

1.1.2       Joint ventures

	Headquarters	Main activity	Interest
Joint ventures			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (a)	Curitiba/PR	Exploration of natural gas	30.0	Copel
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	51.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	80.0	Copel GeT
Transmissora Sul Brasileira de Energia S.A.	Florianópolis/SC	Transmission of electricity	20.0	Copel GeT
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A. (b)	Rio de Janeiro/RJ	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A. (b)	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Dominó Holdings S.A.	Curitiba/PR	Interests in companies	49.0	Copel Energia
(a) Entity w ith its activities paralyzed due to a Public Civil Action.
(b) Pre-operating stage.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

1.1.3       Associates

	Headquarters	Main activity	Interest %
Associated companies
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.0303
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Production of electricity	30.0
Copel Amec S/C Ltda. - in liquidation	Curitiba/PR	Services	48.0
Sercomtel S.A. Telecomunicações (b)	Londrina/PR	Telecommunications	45.0
(a) Pre-operating stage.
(b) Investment reduced to zero due to the impairment tests.

1.1.4       Joint operations (consortiums)

	Interest (%)
Joint operations	Copel GeT	Other consortium members
Hydroelectric Pow er Plant Gov. Jayme Canet Júnior (Mauá)	51.0	Eletrosul Centrais Elétricas S.A. (49%)
Hydroelectric Pow er Plant Baixo Iguaçu (Note 19.5.1) (a)	30.0	Geração Céu Azul S.A (subsidiarie of Neoenergia S.A.) (70%)
(a) Pre-operating stage.

2         Concessions and Authorizations

2.1        Concessions contracts or authorizations obtained by Copel

Copel		Interest %	Maturity

Concession agreement / authorization of the equity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contratct	100	07.07.2045
Copel TEL	Authorization Term 54/2003 - Anatel/SVP/PVST	100	Indeterminate
	Authorization Term 305/2012 - Anatel/SVP/PVST	100	Indeterminate
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	36	04.23.2030
UEG Araucária	Authorization 351/1999 - TPP Araucária (60% Copel GET)	20	12.22.2029
Compagás	Concession gas distribution contract	51	07.06.2024
Dois Saltos (a)	Authorization 5,204/2015	30	04.22.2045
Paraná Gás (b)	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
Usina de Energia Eólica São João S.A. (c)	MME Ordinance 173 /2012 - WPP São João	49	03.25.2047
Usina de Energia Eólica Carnaúba S.A. (c)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.08.2047
Usina de Energia Eólica Reduto S.A. (c)	MME Ordinance 230 /2012 - WPP Reduto	49	04.15.2047
Usina de Energia Eólica Santo Cristo S.A. (c)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.17.2047
(a) Building under construction.
(b) Entity w ith its activities paralyzed due to a Public Civil Action.
(c) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.
Hydroelectric Pow er Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Pow er Plant - TPP
Wind Pow er Plant - WPP

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

2.2        Concession contracts or authorizations obtained by subsidiary Copel Geração e Transmissão

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP
Generation Concession 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	07.02.2042
Generation concession 001/2011 - HPP Colíder	(a)	100	01.16.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.27.2046
Generation Concession 002/2012 - HPP Baixo Iguaçu (a)		30	09.14.2049
Generation Concession 007/2013
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031

PUBLIC SERVICECONCESSIONS

Generation concession 045/1999
TPP Figueira		100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)		100	09.17.2023
HPP São Jorge		100	12.03.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.15.2029
HPP Gov. José Richa (Salto Caxias)		100	05.04.2030
Authorization 278/1999 - WPP Palmas		100	09.28.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	-
Generation concession 002/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
In progress for homologation from ANEEL - HPP Marumbi		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register w ith ANEEL)		100	-
Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TPP Araucária (20% - Copel)	60	12.22.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.24.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.30.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.30.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.26.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.08.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
GE Olho D'Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste (a)	100	05.10.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste (a)	100	05.10.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada (a)	100	01.04.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena (a)	100	01.04.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar (a)	100	05.10.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru (a)	100	01.04.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia (a)	100	01.04.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I (a)	100	08.03.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II (a)	100	08.03.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III (a)	100	08.03.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I (a)	100	08.03.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II (a)	100	08.03.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III (a)	100	08.03.2050

(a) Building under construction.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Copel GeT		Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/2001 (extended by 3rd addendum to the contratct) - Transmission facilities – several joint ventures		100	12.31.2042
Contract 075/2001 - Transmission line Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line Araraquara 2 - Taubaté (a)		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III		100	10.05.2040
Contract 022/2012 - Transmission line - Foz do Chopim - Salto Osorio C2; Transmission line 230 kV Londrina - Figueira		100	08.26.2042
Contract 002/2013 - Transmission line - Assis - Paraguaçu Paulista II; Substation 230/88 kV Paraguaçu Paulista II		100	02.24.2043
Contract 005/2014 - Transmission line - Bateias - Curitiba Norte; Substation 230/20138 kV Curitiba Norte		100	01.28.2044
Contract 021/2014 - Transmission line Foz do Chopim - Realeza; Substation Realeza 230/20138 kV - Pátio novo 230 kV		100	09.04.2044
Contract 022/2014 - Transmission line Assis - Londrina (a)		100	09.04.2044
Contract 006/2016 - Transmission line 525kV Curitiba Leste - Blumenau C1 (a)		100	04.06.2046
Contract 006/2016 - Transmission line 230 kV Uberaba - Curitiba Centro C1 e C2 (Underground) (a)
- Substation 230/138 kV Curitiba Centro (SF6) - 230/138 kV - 2 x ATF 150 MVA (a)
- Substation 230/138 kV Medianeira (Pátio novo 230 kV) - 2 x 150 MVA (a)
- Transmission line 230 kV Baixo Iguaçu - Realeza (a)
- Substation 230/138 kV Andirá Leste - 2 x ATR 150 MVA (a)
Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012 - Transmission line Cascavel Oeste - Umuarama; Substation Umuarama 230/20138 kV	51	01.11.2042
Transmissora Sul Brasileira Contract 004/2012 - Transmission line Nova Santa Rita - Camaquã 3;		20	05.09.2042
	Transmission line 230 kV Camaquã 3 - Quinta; Transmission line 525 kV Salto Santiago - Itá;
	Transmission line 525 kV Itá - Nova Santa Rita; Substation Camaquã 3 230/69/2013,8 kV
Caiuá Transmissora	Contract 007/2012 - Transmission line Umuarama - Guaíra; Transmission line 230 kV Cascavel Oeste - Cascavel Norte;	49	05.09.2042
	Substation Santa Quitéria 230/69-13,8 kV; Substation Cascavel Norte 230/20138-13,8 kV
Marumbi Transmissora	Contract 008/2012 - Transmission line Curitiba - Curitiba Leste; Substation Curitiba Leste 525/230 kV	80	05.09.2042
Integração Maranhense	Contract 011/2012 - Transmission line Açailândia - Miranda II	49	05.09.2042
Matrinchã Transmissora	Contract 012/2012 - Transmission line Paranaíta - Ribeirãozinho; Transmission line 500 kV Paranaíta - Cláudia;	49	05.09.2042
	Substation Cláudia 500 kV; Transmission line 500 kV Cláudia - Paranatinga; Substation Paranatinga 500 kV;
	Transmission line 500 kV Paranatinga - Ribeirãozinho
Guaraciaba Transmissora	Contract 013/2012 - Transmission line Ribeirãozinho - Marimbondo II;	49	05.09.2042
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte; Transmission line 500 Rio Verde Norte - Marimbondo II;
	Sectioning of Transmission lines 500 kV Marimbondo - Araraquara, at Substation Marimbondo II;
	Substation Marimbondo II 500 kV
Paranaíba Transmissora	Contract 007/2013 - Transmission line - T 500 kV Barreiras II - Rio das Éguas;	24.5	05.01.2043
	Transmission line 500 kV Rio Das Éguas - Luziânia; Transmission line 500 kV Luziânia - Pirapora 2
Mata de Santa Genebra	Contract 001/2014 - Transmission line - Itatiba - Bateias (a); Transmission line 500 kV Itatiba - Bateias (a);	50.1	05.13.2044
	Transmission line 500 kV Araraquara 2 - Itatiba (a); Transmission line 500 kV Araraquara 2 - Fernão Dias (a);
	Substation Santa Bárbara D'Oeste 440 kV (a); Substation Itatiba 500 kV (a);
	Substation 500/440 kV Fernão Dias (a)
Cantareira Transmissora	Contract 019/2014 - Transmission line - Estreito - Fernão Dias (a)	49	09.04.2044

(a) Buildings under construction.

3         Basis of Preparation

3.1        Statement of compliance

The quarterly information is being presented considering the provisions of CPC 21 (R1) and IAS 34 – Interim Financial Reporting. Consequently, certain information contained in the notes to the financial statements for the year ended December 31, 2016, and which was not subject to modifications in the first six months of 2017, is not being presented. Therefore, this quarterly information should be read together with the financial statements as at December 31, 2016, available on the websites of the CVM and Copel.

Company's management believes that all the relevant information used in its management is evidenced in the individual and consolidated quarterly information.

The issuance of the individual and consolidated quarterly information was authorized by Management on August 10, 2017.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

3.2        Functional and presentation currency

The individual and consolidated quarterly information is presented in Brazilian Reais, which is the functional currency of the Company. The financial information has been rounded to the nearest thousand, unless otherwise indicated.

3.3        Basis of measurement

The quarterly information was prepared based on the historical cost, except for certain financial instruments measured at fair value and investments.

3.4        Use of estimates and judgments

In the preparation of this quarterly information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company and its subsidiaries. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. Reviews of estimates are recognized in the period in which it is revised (prospective basis).

The information on the use of estimates and judgments involving the application of the accounting policies adopted that has effects on the amounts recognized in the quarterly information is the same as that disclosed in Note 3.4 to the financial statements as of December 31, 2016.

4         Significant Accounting Policies

The Company’s accounting policies are consistent with those presented in Note 4 to the financial statements as of December 31, 2016.

4.1        Restatement of comparative balances

After reviewing its accounting practices at December 31, 2016, the Company and its electricity distribution subsidiary, aiming at the best presentation of its operational and financial performance, concluded that the changes in the expected cash flows of the indemnifiable financial asset of Copel DIS, which was originally presented in the Financial Income, in Financial Results, would be better classified in the group of Operating Revenue, together with other revenues related to its activity. This allocation better reflects the electricity distribution business model and provides a better presentation on its performance. This conclusion is supported by the fact that:

i) Investing in infrastructure is the indispensable activity of the electricity distribution business, whose management model is supported in building, maintaining and operating this infrastructure;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ii) The return on infrastructure investment in the distribution business is determined by the fair value of that infrastructure, either the amortizable portion over the contract horizon (intangible asset), or the portion indemnifiable by the Granting Authority to its final (financial asset), plus regulatory Weighted Average Cost of Capital – WACC; and

iii) Tariff revenues represent both the return on the intangible asset and a portion of the return on the financial asset, both of which are part of the regulatory remuneration base. Tariff revenues are fully recorded as part of the "Net Operating Revenue"

Beginning on December 31, 2016, according to CPC 23/IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, the Company and its subsidiary changed their accounting policy previously adopted to an accounting policy that best reflects the performance of their business (for the above-mentioned arguments) and therefore reclassified retrospectively in the Statements of Income and the Statements of Added Value at June 30, 2016.

The reclassifications do not change the total assets, shareholders' equity and net income for the comparative quarter, nor the current and comparative Statements of Cash Flows.

The Statements of Income and the Statements of Added Value, for comparison purposes, are presented below:

			Consolidated
		Classification
06.30.2016	As previously stated	adjustments	Restated
Statements of Income
Net Operating Revenues	6,768,194	122,395	6,890,589
Gross Profit	2,066,791	122,395	2,189,186
Profit before financial results and taxes	1,717,745	122,395	1,840,140
Financial results	(30,113)	(122,395)	(152,508)
Financial income	660,189	(122,395)	537,794

Statements of Added Value
Revenues	11,369,759	122,395	11,492,154
Fair value of assets from the indemnity for the concession	-	122,395	122,395
Gross Added Value	7,263,547	122,395	7,385,942
Net Added Value	6,910,800	122,395	7,033,195
(+) Transferred added value	814,725	(122,395)	692,330
Financial income	660,189	(122,395)	537,794

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

			Consolidated
		Classification
04.01.2017 to 06.30.2016	As previously stated	adjustments	Restated
Statements of Income
Net Operating Revenues	3,694,556	113,369	3,807,925
Gross Profit	1,462,643	113,369	1,576,012
Profit before financial results and taxes	1,368,436	113,369	1,481,805
Financial results	127,748	(113,369)	14,379
Financial income	446,220	(113,369)	332,851

5         Cash and Cash Equivalents

		Parent Company		Consolidated
	06.30.2017	12.31.2016	06.30.2017	12.31.2016
Cash and bank accounts	675	2,452	108,178	173,020
Financial investments w ith immediate liquidity	471,805	43,644	1,315,770	809,053
	472,480	46,096	1,423,948	982,073

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date.

Financial investments refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated between 60% and 101% of the rate of change of the Interbank Deposit Certificate (Certificado de Depósito Interbancário - CDI).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

6         Bonds and Securities

			Consolidated
Category	Index	06.30.2017	12.31.2016
Securities available for sale
Quotas in Funds	CDI	48.982	56.512
Bank Deposit Certificates - CDB	95,0% to 101% of CDI	50.542	50.811
Committed Operation	96,5% to 100% of CDI	100.724	94.268
Financial Treasury Bonds - LFT	Selic	660	1.475
		200.908	203.066
Securities held for trading
Multimarket Fund	100,62% of CDI	108.700	111.817
Quotas in Funds	100% to 102% of CDI	63.175	62.608
Committed Operation	101,66% of CDI	33.186	58.930
Financial Notes	106,91% of CDI	14.706	51.384
National Treasury Bonds - LTN	Selic	3.860	3.378
Time Deposits w ith Special Guarantee from the Credit
Guarantee Fund (FGC) - DPGE	105,65% of CDI	3.380	4.785
Housing credit	9% p.y + IGP-DI	1.390	1.390
Debentures	105,11% of CDI	95	129
Treasury	-	-	7
		228.492	294.428
		429.400	497.494
	Current	223.065	302.398
	Noncurrent	206.335	195.096
Interbank Deposit Certificate - CDI
Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic
General Market Price - Internal Availability Index - IGP-DI

Copel and its subsidiaries have securities that yield variable interest rates. The term of these securities ranges from 1 to 60 months from the end of the reporting period. None of these assets is overdue or impaired at period-end.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

7         Trade Accounts Receivable

Consolidated	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	06.30.2017	12.31.2016
Customers
Residential	247,846	157,361	37,861	443,068	447,345
Industrial	248,992	27,418	66,496	342,906	313,963
Commercial	197,491	40,432	32,770	270,693	267,647
Rural	42,853	16,193	7,704	66,750	68,611
Public Entities	32,844	4,515	13,176	50,535	64,581
Public lighting	29,790	12	240	30,042	28,991
Public service	31,705	314	2,105	34,124	34,391
Unbilled	502,236	-	-	502,236	377,498
Energy installments plan (7.1)	139,982	15,582	43,817	199,381	193,426
Low income subsidy - Eletrobras	12,799	-	-	12,799	12,128
Other receivables	67,409	16,424	66,138	149,971	159,051
	1,553,947	278,251	270,307	2,102,505	1,967,632
Concessionaires and Permission holder
Energy supplies
Energy purchase agreements in the
regulated market - CCEAR	68,910	68	6,244	75,222	116,516
Bilateral contracts	143,979	3,027	1,636	148,642	102,570
CCEE (7.2)	140,967	23,900	181,560	346,427	354,662
Unbilled	30,324	-	-	30,324	28,873
Quota system and Reimbursement to generators	9,048	188	2,204	11,440	17,415
	393,228	27,183	191,644	612,055	620,036
Charges from using transmission grid	104,167	5,521	7,209	116,897	104,831
Telecommunications	24,713	15,227	40,194	80,134	81,374
Gas distribution	64,207	15,059	7,949	87,215	69,934
Allowance for doubtful accounts (7.3)	(1,767)	(2,795)	(354,993)	(359,555)	(355,666)
	2,138,495	338,446	162,310	2,639,251	2,488,141
Current				2,364,460	2,217,355
Noncurrent				274,791	270,786

7.1        Energy installments plan

The trade accounts receivable renegotiated are discounted to present value, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.16% to 3.00% p.m.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

7.2        CCEE

Of the balance presented, the most significant amount is R$194,990 receivable by Copel GeT. Of this total, the amount of R$9,844 was received on July 11, 2017 and the amount of R$3,586 is expected to be received on August 8, 2017, and the remaining balance of R$181,560 derives from sale of energy to be reprocessed by CCEE for the period from January to May 2015 as a result of the request for exemption from responsibility of complying with trading contracts of Colíder Hydroelectric Power Plant for delivery of energy (Note 19.4), of which the contested portion there is a register of estimated losses for doubtful accounts. On March 14, 2010, ANEEL denied the Company's request for reconsideration of ANEEL Order No. 1,580, dated June 14, 2016, which had maintained unaltered the implementation schedule and the energy supply schedules related to the plant.

Considering that the plant's start-up schedule was impacted by acts of public authorities and unforeseeable or force majeure events occurred during the implementation of the project, the Company will refer the matter to the court with the conviction that the decision of the Agency will be reversed.

7.3        Allowance for doubtful accounts

Consolidated	Balance as of	Additions /	Reversal	Balance as of
	January 1º, 2017	(reversals)	of write offs	June 30, 2017
Customers
Residential	66,502	18,027	(31,903)	52,626
Industrial	66,563	15,144	(2,988)	78,719
Commercial	67,075	12,041	(10,253)	68,863
Rural	3,130	1,533	(26)	4,637
Public Entities	12,981	(2,121)	(402)	10,458
Public lighting	104	(21)	-	83
Public service	1,111	531	-	1,642
	217,466	45,134	(45,572)	217,028
Concessionaries and permission holder
CCEE (7.3.1)	119,665	-	-	119,665
Concessionaries and permission holder	13,077	252	-	13,329
	132,742	252	-	132,994
Telecommunications	534	3,020	-	3,554
Gas distribution	4,924	1,114	(59)	5,979
	355,666	49,520	(45,631)	359,555

7.3.1       CCEE

An allowance for doubtful accounts was recognized in 2015 in the amount of R$119,665 in respect of differences between the sales price of the energy traded under the Contracts for Purchasing and Selling Electricity in the Regulated Market (CCEARs) of the Colíder Hydroelectric Power Plant and the difference settlement price (PLD). The Company will await the decision on the request for a revision of the power plant’s operations start date to reverse those estimated losses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

8         CRC Transferred to the State Government of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the State of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$1,197,404, to be paid in 244 installments under the Price amortization system, adjusted according to the IGP-DI inflation index plus interest of 6.65% p.y., which are received monthly, with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

As per the request of the Paraná State Government, approved by the Company’s Board of Directors on June 16, 2016, contingent upon the approval of the Ministry of Finance, the Novation of the Term of Adjustment of CRC is under way, comprising: (i) between April and December 2016, total grace period for payments of interest and principal; and (ii) between January and December 2017, a grace period only for the principal amount, with interest payable monthly. The other clauses will be maintained, including the maintenance of monetary restatement and interest currently effective, thus not affecting the global net present value of such agreement.

As from January 2017, the State of Paraná has complied with the agreed terms and has been paying monthly the amount referring to the interest of the installment. At June 30, 2017, the Novation of the Term of Adjustment had not yet been formalized since the approval process is under analysis by the Ministry of Finance. Accordingly, the Company retained the dividends payable until the obtainment of such approval.

8.1        Changes in CRC

Parent Company and Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2017	-	1,522,735	1,522,735
Interest	49,013	-	49,013
Monetary variations	(1,530)	(37,757)	(39,287)
Transfers	81,955	(81,955)	-
Amortizations	(49,013)	-	(49,013)
Balance as of June 30, 2017	80,425	1,403,023	1,483,448

8.2        Maturity of noncurrent installments

Parent Company and Consolidated
06.30.2017
2018	83,057
2019	174,354
2020	185,950
2021	198,316
2022	211,506
After 2022	549,840
1,403,023

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

9         Net Sectorial Financial Assets and Liabilities

9.1        Composition of the net sectorial financial liabilities balances per tariff cycle

Consolidated		06.30.2017		12.31.2016
	Current	Noncurrent	Current	Noncurrent
Sectorial financial liabilities - Electricity rate adjustment recoverable 2016
Portion A
Charges for using the transmission system - basic grid	-	-	(67)	-
Electricity purchased for resale - Itaipu	-	-	354.651	-
System Service Charges - ESS	-	-	(65.712)	-
Energy Development Account - CDE	-	-	146.005	-
Proinfa	-	-	15.179	-
Electricity purchased for resale - CVA Energ	-	-	(318.905)	-
Transport of energy purchased from Itaipu	-	-	3.759	-
Other financial components		-
Overcontracting	-	-	(4.794)	-
Extraordinary Tariff Review	-	-	(257.353)	-
Neutrality	-	-	40.564	-
Financial exposure	-	-	(16.250)	-
Other	-	-	149	-
	-	-	(102.774)	-

Sectorial financial liabilities - Electricity rate adjustment recoverable 2017
Portion A
Charges for using the transmission system - basic grid	22.705	-	4.239	4.239
Electricity purchased for resale - Itaipu	73.461	-	34.717	34.717
ESS	(342.672)	-	(103.853)	(103.853)
CDE	(171.996)	-	(37.697)	(37.697)
Proinfa	(10.451)	-	1.057	1.057
Electricity purchased for resale - CVA Energ	(344.714)	-	(108.610)	(108.610)
Transport of energy purchased from Itaipu	5.707	-	1.972	1.972
Other financial components
Overcontracting	179.456	-	80.482	80.482
Neutrality	111.428	-	75.206	75.206
Tariff refunds	(25.444)	-	-	-
Angra III Adjustment	102.910	-	-	-
Other	6.170	-	-	-
	(393.440)	-	(52.487)	(52.487)
Sectorial financial liabilities - Electricity rate adjustment recoverable 2018
Portion A
Charges for using the transmission system - basic grid	-	(804)	-	-
Electricity purchased for resale - Itaipu	-	129.080	-	-
ESS	-	(120.482)	-	-
CDE	-	(47.352)	-	-
Proinfa	-	(15)	-	-
Electricity purchased for resale - CVA Energ	-	170.473	-	-
Transport of energy purchased from Itaipu	-	(782)	-	-
Other financial components
Overcontracting	-	(105.635)	-	-
Neutrality	-	9	-	-
Tariff refunds	-	(4.994)	-	-
Angra III Adjustment	-	4.697	-	-
Other	-	(6.878)	-	-
	-	17.317	-	-
Sectorial financial liabilities - Tariff Review 2021
Financial components
Tariff refunds	-	(87.165)	-	(71.244)
	-	(87.165)	-	(71.244)
	(393.440)	(69.848)	(155.261)	(123.731)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

9.2        Changes in net sectorial financial liabilities

				Financial
	Balance as of	Operating revenues		results		Balance as of
	January 1, 2017	Constitution	Amortization	Updating	Rate flags	June 30, 2017
Portion A
Charges for using the transmission system - basic grid	8.411	13.909	(118)	(301)	-	21.901
Electricity purchased for resale - Itaipu	424.085	125.429	(380.735)	33.762	-	202.541
ESS	(273.418)	(227.494)	79.759	(42.001)	-	(463.154)
CDE	70.611	(150.275)	(151.754)	12.070	-	(219.348)
Proinfa	17.293	(14.629)	(16.018)	2.888	-	(10.466)
Electricity purchased for resale - CVA Energ	(536.125)	149.077	333.019	(1.966)	(118.246)	(174.241)
Transport of energy purchased f rom Itaipu	7.703	256	(4.126)	1.092	-	4.925
Other financial components
Overcontracting	156.170	(91.490)	1.235	7.906	-	73.821
Extraordinary Tariff Review	(257.353)	-	257.353	-	-	-
Neutrality	190.976	(36.369)	(42.774)	(396)	-	111.437
Financial exposure	(16.250)	-	16.250	-	-	-
Tariff refunds	(71.244)	(41.093)	505	(5.771)	-	(117.603)
Angra III Adjustment	-	103.520	(2.041)	6.128	-	107.607
Others	149	(1.308)	(272)	723	-	(708)
	(278.992)	(170.467)	90.283	14.134	(118.246)	(463.288)
Current	(155.261)					(393.440)
Noncurrent	(123.731)					(69.848)

10      Accounts Receivable Related to the Concession

Consolidated
		06.30.2017	12.31.2016
Distribution concession agreement (10.1)		636,020	614,806
Bonus from the grant of concession agreements under the quota system (10.2)		599,348	586,706
Transmission concession agreements (10.3)		1,388,095	1,342,055
Remeasurement of RBSE financial assets (10.4)		1,467,814	1,186,985
Concession agreement - gas distribution (10.5)		95,983	83,378
		4,187,260	3,813,930
	Current	225,818	65,595
	Noncurrent	3,961,442	3,748,335

10.1      Distribution concession agreement

Noncurrent
Balance as of January 1, 2017	614,806
Donations and grants received	76
Transfers from intangible assets	14,990
Fair value recognition	6,164
Loss on disposal	(16)
Balance as of June 30, 2017	636,020

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

10.2      Bonus from the grant of concession agreements under the quota system

	Current	Noncurrent	Total
Balance as of January 1, 2017	1,269	585,437	586,706
Transfers from current to noncurrent	32,273	(32,273)	-
Transfers to electricity grid use charges - customers	(29,717)	-	(29,717)
Interest (Note 32.2)	-	42,359	42,359
Balance as of June 30, 2017	3,825	595,523	599,348

10.3      Transmission concession agreement

			Noncurrent
			Special
	Current	Assets	liabilities	Total
Balance as of January 1, 2017	11,278	1,407,792	(77,015)	1,342,055
Transfers from current to noncurrent	36,938	(36,938)	-	-
Transfers to electricity grid use charges - customers	(35,140)	-	-	(35,140)
Transfers to property, plant and equipment	-	(28,785)	-	(28,785)
Remuneration	-	41,103	-	41,103
Construction income	-	69,036	(174)	68,862
Balance as of June 30, 2017	13,076	1,452,208	(77,189)	1,388,095

10.4      Remeasurement of RBSE financial assets

	Current	Noncurrent	Total
Balance as of January 1, 2017	53,048	1,133,937	1,186,985
Gain on the cash flow from the RBSE assets	-	97,814	97,814
Increase in the estimated amount due to the approval of the report on RBSEassets	-	183,015	183,015
Transfers from current to noncurrent	155,869	(155,869)	-
Balance as of June 30, 2017	208,917	1,258,897	1,467,814

Copel GeT extended the concession agreement 060/2001, pursuant to Law No. 12,783/2013, and recognized receivables related to the electricity transmission assets of the Existing Basic Network System (RBSE) and the connecting facilities and Other Transmission Facilities (RPC) existing in May 2000 and not yet depreciated or amortized.

On April 20, 2016, MME Ordinance No. 120 was published, determining that the amounts of assets arising from electricity transmission infrastructure construction exclusively related to these not yet depreciated and/or amortized, shall comprise the Regulatory Remuneration Base (BRR) for electricity transmission concessionaires as of the 2017 tariff review process, in order to define the new Annual Permitted Revenue (APR). The Ordinance addressed issues related to updating, remunerating and period for receiving the amounts, which are regulated by Aneel Normative Resolution No. 726/2017, by means of Public Hearing 068/2016.

On April 12, 2017, Aneel issued Technical Note No. 61/2017 - SFF, which concluded the audit of the appraisal report and recognized the amount of R$667,637 as the net value of the assets at December 31, 2012. ANEEL’s board approved the inspection results on May 9, 2017.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Copel GeT is considering the amount approved by ANEEL and the change derived from the remeasurement of the asset was recognized as a balancing item to the statement of income, R$280,829 was recognized in operating revenue for the first half of 2017 and R$185,347 in income after taxes.

The appraisal report was submitted to Aneel on March 31, 2015 and had a base amount of R$882,300, R$214,663 greater than that approved by the Agency, and the disallowance is related to the assets of Substation SF6 of Salto Caxias.

Moreover, on June 27, 2017 ANEEL published Resolution No. 2,258 establishing the Annual Permitted Revenue (RAP) , for the 2017/2018 tariff cycle, considering the court decision on the injunction of April 11, 2017 related to a lawsuit filed by three business associations, which determines the deduction of the “compensation”, provided for in article 15, paragraph 2 of Law 12,783/2013.

The compensation related to the cost of equity calculated for the RBSE assets from January 2013 to June 2017 temporarily reduced the referred RAP from R$132,993 to R$121,267, and the amount deducted from the RAP by ANEEL in the eight tariff cycles is R$201,795.

Based on the opinion of its legal counsel, Copel GeT understands that this is a provisional decision and is not against Copel GeT’s right to receive the amounts related to RSBE assets, which are guaranteed by Law. Therefore, the receivables related to the compensation by the cost of equity considered in the receipt flow of this asset are recorded in non-current assets.

10.5      Concession agreement – gas distribution

Noncurrent
Balance as of January 1, 2017	83,378
Capitalization of intangible assets in progress	13,324
Fair value recognition	(719)
Balance as of June 30, 2017	95,983

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

10.6      Commitments regarding transmission

Commitments with suppliers of equipment and services are related to the following projects:

Transmission Lines and Substations		Balance
Contract 010/2010	TL 500kV Araraquara 2 - Taubaté and SEs 500kV Araraquara and Taubaté	64,595
Contract 022/2014	TL 500kV Londrina - Assis and SEs 500kV Londrina and Assis	3,530
Contract 006/2016	TL 500kV Blumenau - Curitiba Leste and SEs 500kV Blumenau and Curitiba Leste	28,427
	TL 230kV SE B. Iguaçu - Realeza Sul and SE 230kV Medianeira Norte	50,057
	TL 230kV Curitiba Centro - Uberaba and SE 230kV Curitiba Centro	164,117
	Sectional LT 230kV Assis - Salto Grande and SE 230kV Andirá Leste	38,095
Contract 060/2001 (Resolution4.890/2014)	TL 230kV Figueira-Ponta Grossa Norte and SEs Figueira and Ponta Grossa Norte	4,629
		353,450

11      Accounts Receivable Related to Concession Compensation

11.1      Changes in accounts receivable related to concession compensation

Consolidated
Noncurrent
Balance as of January 1, 2017	67,401
Gain on remeasurement of the cash flow	55
Reversal of impairment	177
Balance as of June 30, 2017	67,633

12      Other Receivables

.	Parent Company		Consolidated
	06.30.2017	12.31.2016	06.30.2017	12.31.2016
CDE Transfer	-	-	148,553	45,929
Services in progress (a)	7,444	7,893	127,184	136,085
Advance payments to suppliers (b)	-	-	90,392	44,806
Advance payments to employees	1,106	652	44,412	25,916
Decommissioning in progress	-	-	38,124	43,602
Advance for severance estate	-	-	8,105	11,050
Other receivables	191	191	67,192	73,096
	8,741	8,736	523,962	380,484
Current	8,741	8,736	391,102	306,933
Noncurrent	-	-	132,860	73,551
(a) This item refers to services currently in progress w ithin the Company, most of w hich are related to the Research and Development and Energy Efficiency programs, w hich upon conclusion are offset against the respective liability recorded for this purpose.
(b) Advances to suppliers provided on contractual clauses.

13      Taxes

13.1      Income tax and social contribution

	Parent Company			Consolidated
	06.30.2017	12.31.2016	06.30.2017	12.31.2016
Current assets
IR and CSLL paid in advance	62,501	116,441	464,656	765,150
IR and CSLL to be offset against liability	(1,613)	(74,542)	(208,719)	(576,198)
	60,888	41,899	255,937	188,952
Noncurrent assets
IR and CSLL paid in advance	142,271	153,216	159,555	169,967
	142,271	153,216	159,555	169,967
Current liabilities
IR and CSLL due	-	4,882	388,688	547,992
IR and CSLL to be offset against asset	-	(4,882)	(207,106)	(506,538)
	-	-	181,582	41,454

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

13.2      Deferred income tax and social contribution

13.2.1     Changes in deferred income tax and social contribution

Parent Company			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1º, 2017	in income	income	June 30, 2017
Noncurrent assets
Provisions for legal claims	52,000	2,946	-	54,946
Tax losses and negative tax basis	4,755	39,306	-	44,061
Amortization - concession	19,299	191	-	19,490
Provision for financing	3,457	-	-	3,457
Private pension and health plans	2,114	58	-	2,172
Others	17,939	833	-	18,772
	99,564	43,334	-	142,898
(-) Noncurrent liabilities
Escrow deposits monetary variation	24,699	1,758	-	26,457
Result from the change in the investment valuation method	17,717	-	-	17,717
CPC 38/IAS 39 effects - financial instruments	7,079	-	1,810	8,889
CPC 08 effects - transaction costs	1,715	1,188	-	2,903
CPC 33/IAS 19 effects - employee benefits	892	-	-	892
	52,102	2,946	1,810	56,858
Net	47,462	40,388	(1,810)	86,040

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1º, 2017	in income	income	June 30, 2017
Noncurrent assets
Provisions for legal claims	427.660	(1.146)	-	426.514
Private pension and health plans	285.222	8.271	-	293.493
CPC 01/IAS 36 effects - impairment of assets	289.617	(60)	-	289.557
Research and development and energy efficiency programs	142.279	3.938	-	146.217
Allow ance for doubtful accounts	129.638	1.183	-	130.821
Provision for energy purchases	115.257	(20.639)	-	94.618
Tax losses and negative tax basis	51.113	39.306	-	90.419
Social security contributions - injunction on judicial deposit	54.750	3.452	-	58.202
Amortization - concession	44.131	2.296	-	46.427
Provision for credits on gas purchases	47.514	(3.022)	-	44.492
ICPC 01/IFRIC12 effects - concession contracts	26.206	(651)	-	25.555
Provision for tax losses	23.176	(425)	-	22.751
Provision for profit sharing	21.331	(8.509)	-	12.822
CPC 38/IAS 39 effects - financial instruments	12.923	(2.081)	-	10.842
Others	44.132	3.798	-	47.930
	1.714.949	25.711	-	1.740.660
(-) Noncurrent liabilities
ICPC 01/IFRIC12 effects - concession contracts	439.946	75.185	-	515.131
CPC 27/IAS 16 effects - deemed cost	486.795	(18.810)	-	467.985
Escrow deposits monetary variation	62.538	(2.015)	-	60.523
CPC 33/IAS 19 effects - employee benefits	25.463	(309)	-	25.154
Result from the change in the investment valuation method	17.717	-	-	17.717
Deferment of capital gains	11.320	-	-	11.320
Capitalization of financial charges	5.357	-	-	5.357
Others	40.766	5.166	1.811	47.743
	1.089.902	59.217	1.811	1.150.930
Net	625.047	(33.506)	(1.811)	589.730
Assets presented in the Statement of Financial Position	803.477			810.828
(-) Liabilities presented in the Statement of Financial Position	(178.430)			(221.098)
Net	625.047			589.730

13.2.2     Realization of deferred tax credits

The tax credit derived from the pension and healthcare plans was calculated considering the actuarial provision determined based on a valuation prepared annually by an independent actuary. The deferred taxes on all other provisions for litigations will be realized according to the court rulings.

The projected realization of the deferred tax credits is shown below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	.	Parent Company	Consolidated
2017		45,384	218,859
2018		217	85,492
2019		217	39,895
2020		217	40,539
2021		217	35,027
2022 to 2024		652	27,472
2025 to 2027		39,136	142,446
		86,040	589,730

13.2.3     Unrecognized tax credits

UEG Araucária did not recognize credits related to income and social contribution tax loss carry-forwards in the amount of R$32,720 because at present there is no reasonable assurance that sufficient taxable income will be generated in the future to absorb such assets.

13.3      Other taxes recoverable and other tax obligations

	Parent Company			Consolidated
	06.30.2017	12.31.2016	06.30.2017	12.31.2016
Current assets
Recoverable ICMS (VAT)	7	-	74.866	62.934
Recoverable PIS/Pasep and Cofins taxes	260	197	43.869	52.240
PIS/Pasep and Cofins to be offset against liabilities	-	-	(34.810)	(47.810)
Other recoverable taxes	-	-	571	567
	267	197	84.496	67.931
Noncurrent assets
Recoverable ICMS (VAT)	-	-	25.556	35.659
PIS/Pasep and Cofins taxes	-	-	56.247	62.113
Other recoverable taxes	15	15	33.336	33.336
	15	15	115.139	131.108
Current liabilities
ICMS (VAT) payable	-	5	146.557	113.793
PIS/Pasep and Cofins payable	1.613	39.819	93.919	136.437
PIS/Pasep and Cofins to be offset against assets	(1.613)	(39.819)	(36.423)	(87.629)
IRRF on JSCP	-	29.841	-	90.147
IRRF on JSCP to be offset against IR and CSLL assets	-	(29.841)	-	(29.841)
Ordinary financing of taxes w ith the federal tax authorities	-	-	59.558	59.558
Other taxes	295	407	9.805	12.529
	295	412	273.416	294.994
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	2.238	2.075	171.662	161.336
Ordinary financing of taxes w ith the federal tax authorities	-	-	116.490	138.969
Hydrological rate – TCFRH (a)	-	-	28.214	-
Other taxes	-	-	3.118	2.841
	2.238	2.075	319.484	303.146
(a) Payment suspended due to injunction

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

13.4      Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	Parent Company			Consolidated
	06.30.2017	12.31.2016	06.30.2017	12.31.2016
Income before IRPJ and CSLL	509.994	1.206.199	927.871	1.687.632
IRPJ and CSLL (34%)	(173.398)	(410.108)	(315.476)	(573.795)
Tax effects on:
Equity in income	214.275	330.131	28.219	29.173
Dividends	147	149	147	149
Non deductible expenses	(12)	(12)	(13.285)	(6.615)
Tax incentives	-	93	6.101	8.192
Unrecognized income and social contribution tax loss carry-forw ards	-	-	(18.956)	(20.651)
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	(26.428)	8.582
Others	(624)	13	(19.942)	-
Current IRPJ and CSLL	-	(13.364)	(326.114)	(579.128)
Deferred IRPJ and CSLL	40.388	(66.370)	(33.506)	24.163
Effective rate - %	-7,9%	6,6%	38,8%	32,9%

	Parent Company			Consolidated
	04.01.2017	04.01.2016	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016	to 06.30.2017	to 06.30.2016
Income before IRPJ and CSLL	113.849	1.087.553	260.889	1.496.184
IRPJ and CSLL (34%)	(38.709)	(369.768)	(88.702)	(508.703)
Tax effects on:
Equity in income	64.498	274.926	16.756	12.889
Dividends	147	154	147	149
Non deductible expenses	(6)	(12)	(10.086)	(1.959)
Tax incentives	-	93	1.830	4.136
Unrecognized income and social contribution tax loss carry-forw ards	-	-	(18.956)	(18.764)
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	(20.867)	12.646
Others	261	13	9.970	-
Current IRPJ and CSLL	-	(13.364)	(133.002)	(225.977)
Deferred IRPJ and CSLL	26.191	(81.230)	23.094	(273.629)
Effective rate - %	-23,0%	8,7%	42,1%	33,4%

14      Prepaid Expenses

Consolidated
		06.30.2017	12.31.2016
Risk premium - GSF renegotiation (14.1)		35,761	40,909
Others		20,205	23,770
		55,966	64,679
	Current	35,532	39,096
	Noncurrent	20,434	25,583

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

14.1      Risk premium – GSF (Generation Scaling Factor) renegotiation

A breakdown of these items as at 06.30.2017 is presented below:

Consolidated	Balance as of			Balance as of
	January 1º, 2017	Amortization	Transfers	June 30, 2017
Risk premium - current asset	15,459	(5,148)	5,148	15,459
Risk premium - noncurrent asset	25,450	-	(5,148)	20,302
Intangible	53,186	(3,921)	-	49,265
	94,095	(9,069)	-	85,026
Risk premium to be amortized	40,909			35,761
Grant extension period	53,186			49,265

15      Receivable from Related Parties

.		Parent Company			Consolidated
		06.30.2017	12.31.2016	06.30.2017	12.31.2016
Controlling shareholders
State of Paraná (15.1)		130,156	130,156	142,648	155,141
Subsidiaries
Copel DIS (15.2)		88,931	90,505	-	-
Copel TEL (15.3)		89,955	85,421	-	-
Copel REN - structure sharing		955	955	-	-
Copel Energia - structure sharing		541	541	-	-
Copel DIS - reimbursement		-	135	-	-
Joint Ventures
Voltalia São Miguel do Gostoso (15.4)		36,210	28,968	36,210	28,968
		346,748	336,681	178,858	184,109
	Current	127,661	116,020	36,210	28,968
	Noncurrent	219,087	220,661	142,648	155,141

15.1      State of Paraná

15.1.1     Credit related to Luz Fraterna Program, R$115,890 (R$115,890 as of 12.31.2016)

The transfer of the receivables from the Luz Fraterna account (Note 37.a) of Copel DIS to Copel was suspended from the second half of 2015, considering Decree No. 2,789/2015, which created the possibility of using presumed ICMS (VAT tax) credits for the settlement of invoices referring to this program. In addition, State Law No. 18,875, dated 09.27.2016 authorized the State of Paraná to pay in installments the debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law.

The settlement of the remaining balances is in the final stage of negotiation.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

15.1.2     Credit referring to 2014 World Cup construction work, R$14,266 (R$14,266 as of 12.31.2016)

Copel’s executive board, through the 2,119th Meeting, of July 28, 2014, approved the transfer of credit rights on costs related to mobility projects for FIFA 2014 World Soccer Cup made by Copel DIS and under the responsibility of the Paraná State government.

ANEEL agreed to the transaction through order No. 3,483/2015 and a Credit Assignment Agreement that transfers Copel DIS rights to Copel was executed.

In addition, State Law No. 18,875, dated 09.27.2016 authorized the State of Paraná to pay debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law. Considering this legal provision, Management is in the negotiation phase to define the terms of the settlement of this balance.

15.1.3     Credit referring to Programa Morar Bem, R$12,492 (R$24,985 as of 12.31.2016)

Programa Morar Bem Paraná, established by Decree No. 2,845/2011, is an agreement between Paraná State, Companhia de Habitação do Paraná (Cohapar) and Copel DIS, and is managed by Cohapar. Copel main attributions in this agreement are comprised of the construction of electric power distribution networks and housing project consumer unit service connections.

State Law No. 8,875, dated September 27, 2016, authorized the State of Paraná to pay in installments the debts overdue and not paid to Copel DIS relating to services rendered up to the date of publication of said Law. Considering this legal provision, Management is under negotiation with the State of Paraná to define the terms of the settlement of this balance.

15.2      Copel DIS - Financing transferred - STN

The Company transferred loans and financing to its wholly-owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they remain recognized in the Parent Company.

The balance with Copel DIS refers to STN financing transferred with the same levy of charges borne by the Company and shown as obligations for loans and financing at Copel DIS (Note 23).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

15.3      Copel TEL - Loan

A loan agreement was signed on June 12, 2015 between Copel (lender) and Copel TEL (borrower), within the limit of R$20,000, changed to R$60,000 and R$120,000 pursuant to the first and second amendments to the agreements signed on October 14, 2016 and December 12, 2016, effective until December 29, 2017 and remuneration at 111.5% of the CDI rate, for the purpose of raising funds to comply with the borrower’s investment program. Of the limit approved, the borrower invested R$83,556. In the first half of 2017, the Company recorded a financial income of R$5,617.

15.4      Voltalia São Miguel do Gostoso Participações S.A. -  Loan

On May 14, 2015, a loan agreement was signed between Copel (lender) and Voltalia São Miguel do Gostoso Participações S.A. (borrower), with retroactive effects as from February 6, 2015, in the amount of R$29,400, plus IOF (tax on financial transactions) and with a two year term and a remuneration at 111.5% of the Interbank Deposit Certificate (CDI), aiming at providing working capital for financing the borrower’s activities and business. Of the limit approved, the borrower invested R$29,050. In the first half of 2017, the Company recorded a financial income of R$1,863 (R$1,725 in the first half of 2016).

16      Other Temporary Investments

				Stock exchange		Stock exchange
		Shares		quotation		quotation
Investiment	Investor	(quantity)	Type	per share (R$)	06.30.2017	per share (R$)	12.31.2016
Companhia de Saneamento do Paraná - Sanepar	Copel	36,343,267	Preferred	10.90	396,142	10.75	390,690
Other investments	Copel				17,480		17,607
Sanepar (Note 18.4)	Copel Energia	7,956,306	Common		73,361		-
					486,983		408,297

17      Judicial Deposits

.		Parent Company		Consolidated
	06.30.2017	12.31.2016	06.30.2017	12.31.2016
Taxes claims	139,882	153,719	350,023	433,880
Labor claims	26	213	150,608	149,968
Civil
Suppliers	-	-	-	7,680
Civil	-	-	61,374	51,482
Easements	-	-	19,048	6,679
Customers	-	-	3,074	3,197
	-	-	83,496	69,038
Others	-	-	4,874	4,717
	139,908	153,932	589,001	657,603

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

18      Investments

18.1      Changes in investments

Parent Company			Investiment/
			Advance		Proposed
Balance as of			for future		dividends	Capital	Balance as of
January 1, 2017		Equity	capital increase	Amortization	and JCP	decrease	June 30, 2017
Subsidiaries
Copel GeT	8,060,462	489,845	50,200	-	-	-	8,600,508
Copel DIS	4,827,098	79,235	71,212	-	-	-	4,977,546
Copel TEL	446,155	27,166	-	-	-	-	473,321
Copel REN	28,778	(11,892)	-	-	-	-	16,886
Copel Energia	269,870	(3,532)	170	-	-	(170,000)	96,508
UEG Araucária (18.2)	120,552	(9,399)	-	-	-	-	111,153
Compagás (18.2)	152,811	11,739	-	-	-	-	164,550
Elejor (18.2)	55,790	37,309	-	-	(25,789)	-	67,310
Elejor - concession rights	14,516	-	-	(377)	-	-	14,139
	13,976,032	620,471	121,582	(377)	(25,789)	(170,000)	14,521,921
Joint Ventures				-
Voltalia São Miguel do Gostoso I (18.3)	75,563	707	-	-	-	-	76,270
Voltalia São Miguel do Gostoso - authorization rights	11,140	-	-	(184)	-	-	10,956
Paraná Gás	37	(22)	-	-	-	-	15
	86,740	685	-	(184)	-	-	87,241
Associates
Dona Francisca Energética (18.5)	32,766	4,275	-	-	(6,293)	-	30,748
Foz do Chopim Energética (18.5)	13,967	4,764	-	-	(5,186)	-	13,545
Other	2,454	27	-	-	-	-	2,481
	49,187	9,066	-	-	(11,479)	-	46,774
	14,111,959	630,222	121,582	(561)	(37,268)	(170,000)	14,655,936

Consolidated			Investiment/
			Advance		Proposed
	Balance as of		for future		dividends	Capital	Balance as of
January 1, 2017		Equity	capital increase	Amortization	and JCP	decrease	June 30, 2017
Joint Ventures (18.3)
Dominó Holdings (a)	81,526	(544)	-	-	(4,604)	(73,361)	3,017
Voltalia São Miguel do Gostoso I	75,563	707	-	-	-	-	76,270
Voltalia São Miguel do Gostoso - authorization rights	11,140	-	-	(184)	-	-	10,956
Paraná Gás	37	(22)	-	-	-	-	15
Costa Oeste	37,232	1,975	-	-	(1,020)	-	38,187
Marumbi	94,878	4,891	-	-	-	-	99,769
Transmissora Sul Brasileira	69,369	1,501	-	-	-	-	70,870
Caiuá	60,057	1,424	-	-	-	-	61,481
Integração Maranhense	122,253	2,531	-	-	-	-	124,784
Matrinchã	792,069	28,505	-	-	-	-	820,574
Guaraciaba	398,969	16,609	-	-	-	-	415,578
Paranaíba	147,213	7,689	2,082	-	-	-	156,984
Mata de Santa Genebra	232,240	9,791	151,803	-	-	-	393,834
Cantareira	161,855	(1,125)	22,956	-	-	-	183,686
	2,284,401	73,932	176,841	(184)	(5,624)	(73,361)	2,456,005
Associates
Dona Francisca Energética (18.5)	32,766	4,275	-	-	(6,293)	-	30,748
Foz do Chopim Energética (18.5)	13,967	4,764	-	-	(5,186)	-	13,545
Other	2,454	27	-	-	-	-	2,481
	49,187	9,066	-	-	(11,479)	-	46,774
Other investments	1,362	-	-	-	-	-	1,362
	2,334,950	82,998	176,841	(184)	(17,103)	(73,361)	2,504,141

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

18.2      Subsidiaries with non-controlling interest

18.2.1     Summarized financial information

06.30.2017	Compagás	Elejor	UEG Araucária
ASSETS	594,161	687,670	621,170
Current assets	154,967	71,632	267,878
Noncurrent assets	439,194	616,038	353,292
LIABILITIES	594,161	687,670	621,170
Current liabilities	226,172	134,072	44,353
Noncurrent liabilities	45,345	457,442	21,050
Equity	322,644	96,156	555,767
STATEMENT OF INCOME
Operating revenues	249,709	142,746	-
Operating costs and expenses	(217,748)	(42,756)	(48,983)
Financial results	2,841	(19,255)	1,987
Income tax and social contribution	(11,786)	(27,438)	-
Net income	23,016	53,297	(46,996)
Other comprehensive income	-	-	-
Total comprehensive income	23,016	53,297	(46,996)

STATEMENTS OF CASH FLOWS
Cash flow s from operational activities	42,210	65,244	(64,337)
Cash flow s from investiment activities	(7,921)	(410)	65,905
Cash flow s from financing activities	(8,156)	(69,427)	-
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	26,133	(4,593)	1,568
Cash and cash equivalents at the beginning of the period	35,309	38,483	19,644
Cash and cash equivalents at the end of the period	61,442	33,890	21,212
CHANGE IN CASH AND CASH EQUIVALENTS	26,133	(4,593)	1,568

18.2.2     Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2017	146,818	23,910	120,553	291,281
Income (loss) for the year	11,278	15,990	(9,399)	17,869
Deliberation of additional dividends proposed	-	(11,053)	-	(11,053)
Balance as of June 30, 2017	158,096	28,847	111,154	298,097

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

18.3      Total balances of the groups of assets, liabilities, net income and share in commitments and contingent liabilities of the main joint ventures

06.30.2017	Dominó	Voltalia	Costa Oeste	Marumbi	Transmissora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Canta reira
ASSETS	6,973	157,869	111,167	186,088	698,032	255,175	514,051	2,728,549	1,371,098	1,620,198	1,442,582	848,571
Current assets	6,759	2,428	8,159	11,972	56,750	24,793	45,942	325,168	123,270	223,106	37,588	41,239
Cash and cash equivalents	3,122	292	2,588	2,365	26,406	1,713	1,679	127,194	20,806	45,116	25,399	40,689
Other current assets	3,637	2,136	5,571	9,607	30,344	23,080	44,263	197,974	102,464	177,990	12,189	550
Noncurrent assets	214	155,441	103,008	174,116	641,282	230,382	468,109	2,403,381	1,247,828	1,397,092	1,404,994	807,332
.
LIABILITIES	6,973	157,869	111,167	186,088	698,032	255,175	514,051	2,728,549	1,371,098	1,620,198	1,442,582	848,571
Current liabilities	816	2,216	5,986	14,055	43,677	25,114	73,977	133,230	73,008	86,193	597,990	57,930
Financial liabilities	-	-	3,116	5,198	34,909	7,381	13,176	48,464	28,442	59,459	521,480	-
Other current liabilities	816	2,216	2,870	8,857	8,768	17,733	60,801	84,766	44,566	26,734	76,510	57,930
Noncurrent liabilities	-	-	30,304	47,322	300,007	104,587	185,413	920,678	449,969	893,250	58,497	415,774
Financial liabilities	-	-	26,096	40,923	291,669	67,403	109,805	738,105	353,152	649,102	-	385,889
Other noncurrent liabilities	-	-	4,208	6,399	8,338	37,184	75,608	182,573	96,817	244,148	58,497	29,885
Equity	6,157	155,653	74,877	124,711	354,348	125,474	254,661	1,674,641	848,121	640,755	786,095	374,867
.
STATEMENT OF INCOME
Net operating income	-	-	6,033	10,578	29,007	10,279	14,744	223,358	130,092	132,507	373,884	241,543
Operating costs and expenses	(489)	(64)	(979)	(2,470)	(4,177)	(2,604)	(2,042)	(115,617)	(67,258)	(55,452)	(304,762)	(221,602)
Financial results	(619)	1	(845)	(1,512)	(13,470)	(3,283)	(4,764)	(29,833)	(17,091)	(29,504)	(39,549)	(23,790)
Equity in income of subsidiaries	-	1,506	-	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	(337)	(482)	(3,855)	(1,486)	(2,773)	(19,735)	(11,846)	(16,167)	(10,031)	1,553
Net income	(1,108)	1,443	3,872	6,114	7,505	2,906	5,165	58,173	33,897	31,384	19,542	(2,296)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income	(1,108)	1,443	3,872	6,114	7,505	2,906	5,165	58,173	33,897	31,384	19,542	(2,296)
Investment interest - %	49.0	49.0	51.0	80.0	20.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	3,017	76,270	38,187	99,769	70,870	61,481	124,784	820,574	415,578	156,984	393,834	183,686

Copel's interest in the commitments assumed from its joint ventures is equivalent to R$242,108 and in contingent liabilities is equivalent to R$850.

18.4      Dominó Holdings S.A.

At the Extraordinary General Meeting held on March 13, 2017, the shareholders approved the capital reduction of Dominó Holding, without cancelation of shares, through the delivery of all common shares issued by Sanepar, owned by Dominó Holdings, in the proportion of its interests. As a consequence, Copel Comercialização became the direct holder of 7,956,306 common shares of Sanepar, measured at their fair value at R$73,361, determined based on the discounted cash flow method.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

18.5      Total balances of the groups of assets, liabilities, net income and share in contingent liabilities of the main associates

06.30.2017	Dona Francisca	Foz do Chopim

ASSETS	142,344	48,951
Current assets	12,358	11,339
Noncurrent assets	129,986	37,612
LIABILITIES	142,344	48,951
Current liabilities	4,579	1,864
Noncurrent liabilities	4,250	9,219
Equity	133,515	37,868
STATEMENT OF INCOME
Net operating income	35,075	19,770
Operating costs and expenses	(15,739)	(6,123)
Financial income (expense)	604	411
Income tax and social contribution	(1,378)	(736)
Net income (loss)	18,562	13,322
Other comprehensive income	-	-
Total comprehensive income	18,562	13,322
Investment interest - %	23.0303	35.7700
Investment book value	30,748	13,545

Copel's interest in the contingent liabilities of its associates is equivalent to R$55,638.

19      Property, Plant and Equipment

19.1      Property, plant and equipment by asset class

Consolidated		Accumulated			Accumulated
	Cost	depreciation	06.30.2017	Cost	depreciation	12.31.2016
In service
Reservoirs, dams and aqueducts	6,641,555	(4,000,374)	2,641,181	6,595,895	(3,912,383)	2,683,512
Machinery and equipment	5,357,812	(2,736,428)	2,621,384	5,309,674	(2,645,702)	2,663,972
Buildings	1,500,409	(971,211)	529,198	1,498,841	(954,470)	544,371
Land	277,513	(13,819)	263,694	277,112	(12,351)	264,761
Vehicles and aircraft	59,115	(46,205)	12,910	60,914	(45,243)	15,671
Furniture and tools	16,868	(11,174)	5,694	16,771	(10,989)	5,782
(-) Provision for impairment	(77,318)	-	(77,318)	(77,318)	-	(77,318)
(-) Special Obligations	(56)	14	(42)	(56)	10	(46)
	13,775,898	(7,779,197)	5,996,701	13,681,833	(7,581,128)	6,100,705
In progress
Cost	4,473,202	-	4,473,202	3,969,703	-	3,969,703
(-) Provision for impairment	(1,197,293)	-	(1,197,293)	(1,136,105)	-	(1,136,105)
	3,275,909	-	3,275,909	2,833,598	-	2,833,598
	17,051,807	(7,779,197)	9,272,610	16,515,431	(7,581,128)	8,934,303

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

19.2      Changes in property, plant and equipment

Consolidated
	Balance as of			Loss on		Balance as of
	January 1, 2017	Additions	Depreciation	disposal	Transfers	June 30, 2017
In service
Reservoirs, dams and aqueducts	2,683,512	-	(72,008)	(13)	29,690	2,641,181
Machinery and equipment	2,663,971	-	(94,548)	(244)	52,205	2,621,384
Buildings	544,372	-	(18,158)	(391)	3,375	529,198
Land	264,761	-	(1,468)	(2)	403	263,694
Vehicles and aircraft	15,671	-	(2,773)	(6)	18	12,910
Furniture and tools	5,782	-	(402)	(2)	316	5,694
(-) Provision for impairment	(77,318)	-	-	-	-	(77,318)
(-) Special Obligations	(46)	-	4	-	-	(42)
	6,100,705	-	(189,353)	(658)	86,007	5,996,701
In progress
Cost	3,969,703	563,306	-	(2,510)	(57,297)	4,473,202
(-) Provision for impairment (19.6)	(1,136,105)	(61,188)	-	-	-	(1,197,293)
	2,833,598	502,118	-	(2,510)	(57,297)	3,275,909
	8,934,303	502,118	(189,353)	(3,168)	28,710	9,272,610

19.3      Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the first half of 2017 amounted to R$1,133, at an average rate of 0.04% p.y. (R$3,437, at an average rate of 0.21% p.y., in the first half of 2016).

19.4      HPP Colíder

On July 30, 2010, at the ANEEL Auction of Power from New Projects 003/10, Copel GeT won the rights to the concession of the Colíder Hydroelectric Power Plant, valid for 35 years from the date of signature of Concession Agreement No. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse of 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$1,041,155 (Note 23). Until 6/30/2017 the financing amount of R$975,108 was released.

Due to unforeseeable events or force majeure and acts of public authorities, such as difficulties related to environmental licensing, supplier delays in meeting the equipment delivery schedule, electromechanical assembly services and the construction of the transmission line associated to the plant, the project suffered impacts on its schedule, and the commercial operation forecast was revised, with the first generating unit scheduled for April 2018, while the third and final generating unit is scheduled to come on line in August 2018. Due to a delay in the construction work's schedule, an impairment is still recorded for the assets in the amount of R$595,489 as described in Note 19.9 to the financial statements at December 31, 2016.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of IPCA inflation index to R$160.62 as of 6/30/2017. 125 averages MW were sold, for supply starting on January 2015, for 30 years. Copel GeT submitted an application to ANEEL to exclude its responsibility, so that the obligation to supply energy could be postponed. In a first judgment, the request was not accepted, Copel GeT filed an application for reconsideration of the decision, which was also denied on March 14, 2017. The Company will refer the matter to the court with the conviction that the Agency's decision will be reversed.

The Company has complied with its commitments of energy supply as follows:

•         From January 2015 to June 2016: with energy surpluses not contracted in its other plants;

•         From July 2016 to December 2017: with reduction of all supply contracts due to the offer made to the New Energy and Decrease Clearing Facility (“Mecanismo de Compensação de Sobras e Déficits - MCSD de Energia Nova”).

On December 21, 2016, the assured power of the project was revised by MME Ordinance No. 213, going from 177.9 average MW to 178.1 average MW, after full set-up.

At June 30, 2017, the expenditures incurred on UHE Colíder presented a balance of R$2,085,874 and the commitments assumed with equipment and service suppliers amounted to R$51,960.

19.5      Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the participations of Copel GeT in consortiums are shown below:

	Share	Annual average
Joint operations	Copel GeT (%)	depreciation rate (%)	06.30.2017	12.31.2016
In service
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	51.00		859,917	859,917
(-) Accumulated depreciation		3.43	(132,356)	(117,625)
			727,561	742,292
In progress
HPP Baixo Iguaçu (19.5.1)	30.00		489,081	390,420
			489,081	390,420
			1,216,642	1,132,712

19.5.1     Consórcio Empreendedor Baixo Iguaçu - Cebi

The purpose of the consortium is to build and operate the project known as Baixo Iguaçu Hydroelectric Plant, with minimum installed capacity of 350.20 MW and physical guarantee revised to 171.3 MW, The plant is located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa Hydroelectric Plant and the Iguaçu National Park, in the State of Paraná.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The start of commercial operation of Unit 1 is scheduled for November 2018 and Units 2 and 3 for December 2018 and January 2019, respectively. The previous schedule has been changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, that stopped the construction work as of July of that year. In March 2015, a decision authorizing the Company to resume construction work was published. However, ICMBio imposed additional conditions for granting an environmental license to the Company, which prevented it from resuming construction work. Cebi sent IAP – Environmental Institute of Paraná the information necessary for those conditions to be met and in August 2015 the license was issued. Having obtained the IAP license, and after technical and contractual adjustments required due to the long downtime, the works were resumed as of February 2, 2016.

On August 23, 2016, the Company signed the 2nd Amendment to the Concession Agreement with the purpose of formalizing the redefinition of the work schedule, acknowledging in favor of Cebi the exclusion of responsibility for the delay in implementing the project for a period of 756 days, which was considered as an extension of the concession period, which originally was until October 19 , 2017 and became September 14 , 2049.

The river diversion to enable the construction of the second phase of the development is scheduled to be carried out in next January.

In June 2017, the total commitments assumed by the consortium for the complete implementation of the plant was R$643,417, and Copel’s portion was R$193,025.

19.6      Cutia wind farm project

The largest Copel wind farm called Cutia is under construction, and is divided into two large complexes:

•         Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste) with 180.6 MW of total installed capacity, 71.4 average MW of assured power, all located in Rio Grande do Norte. The power that will be generated by the farms was sold on the 6th Reserve Auction that was held on October 31, 2014, at an average historical price of R$144.00/MWh, and the forecast for commercial generation of these farms is under review by Management; and

•         Bento Miguel Complex: Composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with a total installed capacity of 132.3 MW, 54.8 average MW assured power, all also located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 20th New Energy Auction that was held on November 11, 2014, at an average historical price of R$136.97/MWh, and the initial forecast for commercial generation of these farms is January 2019.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The following are the relevant milestones for the execution of the works from January 2016 to June 2017. In January 2016, the environmental licenses were obtained, beginning the access road runs, bases and assembly platform of the generator set. In April 2016, construction of the Cutia Substation was started, with installed capacity of three 120 MVA transformers and twenty-six 34.0 kV circuits, two circuits for each wind farm. In October 2016, with the advanced stage of construction services in some farms, the first generator sets began to be delivered, and Torres Productive Center began operating, a structure in which precast elements that will constitute the towers of support of the wind turbines will be produced. In January 2017, the process of assembling the towers of the wind turbines began.

In the first half of 2017, a complement was made to the estimated impairment of wind power generation assets of Bento Miguel Complex, with impact on net income of R$61,188. The calculation of the amount considered the assumptions described in Note 19.9 to the financial statements for the year ended December 31, 2016.

At June 30, 2017, the total commitments assumed with equipment and service suppliers of the wind farms under construction amounted to R$1,100,000. The amount refers mainly to the supply of wind turbines, civil works, owner’s engineering, construction of substations and medium and high tension transmission lines.

20      Intangible Assets

Consolidated
	06.30.2017	12.31.2016
Distribution concession agreement (20.1)	5.614.039	5.513.381
Generation concession agreements/ authorization (20.2)	648.378	663.712
Concession agreement - gas distribution (20.4)	218.412	238.509
Others (20.5)	42.357	44.210
	6.523.186	6.459.812

20.1      Distribution concession agreement

	in	in	Special liabilities
	service	progress	in service	in progress	Total
Balance as of January 1, 2017	7,537,158	849,715	(2,845,024)	(28,468)	5,513,381
Acquisitions	-	336,793	-	-	336,793
Customers contributions	628	-	(579)	(53,181)	(53,132)
Provision for claims added to the cost of the w orks	-	(461)	-	-	(461)
Transfers for accounts receivable related to concession	-	(14,990)	-	-	(14,990)
Capitalizations for intangible in service	370,609	(370,609)	(55,232)	55,232	-
Amortization of quotas - concession (a)	(205,567)	-	62,324	-	(143,243)
Amortization of quotas - Pasep/Cofins credits	(5,518)	-	-	-	(5,518)
Loss on disposal	(17,033)	(4,470)	2,712	-	(18,791)
Balance as of June 30, 2017	7,680,277	795,978	(2,835,799)	(26,417)	5,614,039
(a) Amortization during the concession as of the start of commercial operations of the enterprieses or based on the useful life of the assets, of the tw o the shortest.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

20.2      Generation concession agreement

Consolidated	Concession contract (a)		Concession and
	in	in	authorization
	service	progress	rights	Total
Balance as of January 1, 2017	254.280	6.299	403.133	663.712
ANEEL grant - use of public property	-	352	-	352
Amortization of quotas - concession and authorization (a)	(9.119)	-	(6.567)	(15.686)
Balance as of June 30, 2017	245.161	6.651	396.566	648.378
(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprieses.

20.3      Concession agreement – gas distribution

	in	in
	service	progress	Total
Balance as of January 1, 2017	198,271	40,238	238,509
Acquisitions	-	7,576	7,576
Transfers for accounts receivable related to concession	-	(13,324)	(13,324)
Capitalizations for intangible in service	5,850	(5,850)	-
Amortization of quotas - concession (a)	(14,296)	-	(14,296)
Loss on disposal	(53)	-	(53)
Balance as of June 30, 2017	189,772	28,640	218,412
(a) Amortization during the concession as of the start of commercial operations of the enterprieses or based on the useful life of the assets, of the tw o the shortest.

20.4      Other intangible assets

Consolidated	in	in
	service	progress	Total
Balance as of January 1, 2017	25,725	18,485	44,210
Acquisitions	5	3,703	3,708
Transfers from property, plant and equipment	53	-	53
Capitalizations for intangible in service	2,573	(2,573)	-
Amortization of quotas (b)	(5,380)	-	(5,380)
Amortization of quotas - Pasep/Cofins credits	(35)	-	(35)
Loss on disposal	(18)	(181)	(199)
Balance as of June 30, 2017	22,923	19,434	42,357
(a) Annual amortization rate: 20%.

20.5      Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the first half of 2017 amounted to R$1,863, at an average rate of 0.10% p.y. (R$6,765, at an average rate of 0.35% p.y., in the first half of 2016).

20.6      Commitments assumed

At June 30, 2017, the commitments assumed with equipment and service suppliers for the acquisition of intangible assets totaled R$54,846.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

21      Payroll, Social Charges and Accruals

	Parent Company			Consolidated
	06.30.2017	12.31.2016	06.30.2017	12.31.2016
Social security liabilities
Taxes and social contribution	1,050	1,485	36,198	50,016
Social security charges on paid vacation and 13th salary	1,069	826	42,747	35,570
	2,119	2,311	78,945	85,586
Labor liabilities
Payroll, net	200	35	7,332	835
Vacation	3,432	2,577	132,648	111,021
Profit sharing	309	650	37,340	64,814
Voluntary termination	2,450	-	36,604	25,532
Profit sharing	-	-	42	9
	6,391	3,262	213,966	202,211
	8,510	5,573	292,911	287,797

22      Suppliers

Consolidated
		06.30.2017	12.31.2016
Energy supplies (22.1)		726,724	673,442
Materials and supplies		589,860	399,576
Natural gas for resale		181,475	132,985
Charges for use of grid system		66,473	86,347
		1,564,532	1,292,350
	Current	1,527,821	1,255,639
	Noncurrent	36,711	36,711

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

22.1      Main power purchase agreements

Power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA index:

.		Energy		Average purchase
	Supply	purchased (annual	Auction	price (R$/MWh)
Auctions	period	average MW)	date	historical	updated
Auction of power from existing facilities
13th Auction - Product 2014 - DIS	05.01.2014 to 12.31.2019	109.05	04.30.2014	262.00	322.60
13th Auction - Product 2014 - QTD	05.01.2014 to 12.31.2019	60.22	04.30.2014	271.00	333.68
14th Auction - Product 2015 - 03 DIS	01.01.2015 to 12.31.2017	13.28	12.05.2014	191.99	228.52
14th Auction - Product 2015 - 03 QTD	01.01.2015 to 12.31.2017	3.75	12.05.2014	201.00	239.24
		186.30
Auction of power from new facilities
1st Auction - Product 2008 Hydro	2008 to 2037	3.61	12.16.2005	106.95	203.84
1st Auction - Product 2008 Thermo	2008 to 2022	24.63	12.16.2005	132.26	252.08
1st Auction - Product 2009 Hydro	2009 to 2038	3.54	12.16.2005	114.28	217.81
1st Auction - Product 2009 Thermo	2009 to 2023	40.29	12.16.2005	129.26	246.36
1st Auction - Product 2010 Hydro	2010 to 2039	69.87	12.16.2005	115.04	219.26
1st Auction - Product 2010 Thermo	2010 to 2024	65.01	12.16.2005	121.81	232.16
3rd Auction - Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86	225.10
3rd Auction - Product 2011 Thermo	2011 to 2025	54.22	10.10.2006	137.44	255.98
4th Auction - Product 2010 Thermo	2010 to 2024	15.44	07.26.2007	134.67	243.20
5th Auction - Product 2012 Hydro	2012 to 2041	53.24	10.16.2007	129.14	231.02
5th Auction - Product 2012 Thermo	2012 to 2026	115.38	10.16.2007	128.37	229.64
6th Auction - Product 2011 Thermo	2011 to 2025	9.89	09.17.2008	128.42	216.86
7th Auction - Product 2013 Thermo	2013 to 2027	110.96	09.30.2008	145.23	245.25
8th Auction - Product 2012 Hydro	2012 to 2041	0.01	08.27.2009	144.00	233.61
8th Auction - Product 2012 Thermo	2012 to 2026	0.15	08.27.2009	144.60	234.58
15th Auction - Product 2017 Hydro	2017 to 2046	19.97	12.14.2012	93.46	125.37
15th Auction - Product 2017 Wind farm	2017 to 2036	0.33	12.14.2012	87.94	117.96
17th Auction - Product 2016 Wind farm	2016 to 2035	26.86	11.18.2013	124.43	159.04
19th Auction - Product 2017 Hydro	2017 to 2046	13.58	06.06.2014	121.00	147.72
19th Auction - Product 2017 Wind farm	2017 to 2036	15.34	06.06.2014	129.97	158.67
		699.98
Structuring projects auction
Santo Antônio	2012 to 2041	137.74	12.10.2007	78.87	139.52
Jirau	2013 to 2042	177.71	05.19.2008	71.37	122.72
Belo Monte	2015 to 2044	62.36	04.20.2010	77.97	121.64
		377.81

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

23      Loans and Financing

			Issue of	Number	Final	Annual rate p.y.	Finance		Consolidated
	Contracts	Company	Date	installment	maturity	(interest + commission)	charges	Principal	06.30.2017	12.31.2016
Foreign currency
National Treasury Department
(Secretaria do Tesouro Nacional or STN)
(1)	Par Bond	Copel	05.20.1998	1	04.11.2024	6.0% + 0.20%	Half-yearly	17.315	52.569	53.498
(1)	Discount Bond	Copel	05.20.1998	1	04.11.2024	1.1875%+0.20%	Half-yearly	12.082	36.362	37.007
Total foreign currency									88.931	90.505
Local currency
Banco do Brasil
(2)	21/02155-4	Copel DIS	09.10.2010	2	08.15.2018	109.0% of DI	Half-yearly	116.667	120.652	122.713
(3)	21/02248-8	Copel DIS	06.22.2011	2	05.16.2018	109.0% of DI	Half-yearly	150.000	75.873	152.314
(4)	CCB 21/11062X	Copel DIS	08.26.2013	3	07.27.2018	106.0% of DI	Annual	151.000	160.068	151.359
(5)	CCB 330.600.773	Copel DIS	07.11.2014	3	07.11.2019	111.8% of DI	Half-yearly	116.667	84.040	124.170
(5)	CFX 17/35959-7	Copel DIS	05.16.2017	2	05.06.2019	109.0% of DI	Half-yearly	75.000	74.526	-
(5)	CCB 21/00851-5	Copel DIS	06.30.2017	2	06.13.2019	11.0%	Quarterly	38.889	37.576	-
(5)	NCI 330.600.132	Copel	02.28.2007	3	02.28.2019	107.8% of DI	Half-yearly	231.000	159.252	241.312
(5)	NCI 330.600.151	Copel	07.31.2007	3	07.31.2017	111.0% of DI	Half-yearly	18.000	6.301	6.366
(5)	CCB 306.401.381	Copel	07.21.2015	2	07.21.2018	109.40% of DI	Half-yearly	640.005	671.477	677.177
(5)	NCI 306.401.445	Copel	02.24.2017	2	02.15.2020	124,5% of DI	Half-yearly	77.000	78.540	-
									1.468.305	1.475.411
Eletrobras
(6)	980/95	Copel DIS	12.22.1994	80	08.15.2019	8.0%	Quarterly	11	4	5
(6)	981/95	Copel DIS	12.22.1994	80	02.15.2020	8.0%	Quarterly	1.169	147	180
(6)	982/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	Quarterly	1.283	59	71
(6)	983/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	Quarterly	11	90	103
(6)	984/95	Copel DIS	12.22.1994	80	08.15.2021	8.0%	Quarterly	14	38	44
(6)	985/95	Copel DIS	06.07.2004	80	07.30.2016	8.0%	Quarterly	61	26	29
(7)	142/06	Copel DIS	03.03.2008	120	08.30.2020	5.0% + 1.0%	Monthly	74.340	4.546	6.369
(7)	206/07	Copel DIS	02.18.2010	120	12.30.2022	5.0% + 1.0%	Monthly	109.642	28.154	32.648
(7)	273/09	Copel DIS	05.12.2009	120	10.30.2016	5.0% + 1.5%	Monthly	63.944	9.025	9.866
									42.089	49.315
Caixa Econômica Federal
(7)	415.855-22/14	Copel DIS	03.31.2015	120	12.08.2026	6.0%	Monthly	2.844	5.503	5.631
									5.503	5.631
Finep
(8)	21120105-00	Copel TEL	07.17.2012	81	10.15.2020	4%	Monthly	35.095	10.417	11.983
(8)	21120105-00	Copel TEL	07.17.2012	81	10.15.2020	3,5% + TR	Monthly	17.103	8.786	10.043
									19.203	22.026
BNDES
(9)	820989.1	Copel GeT	03.17.2009	179	01.15.2028	1.63% above TJLP	Monthly	169.500	123.595	128.722
(10)	1120952.1-A	Copel GeT	12.16.2011	168	04.15.2026	1.82% above TJLP	Monthly	42.433	27.498	28.895
(11)	1120952.1-B	Copel GeT	12.16.2011	168	04.15.2026	1.42% above TJLP	Monthly	2.290	1.484	1.559
(12)	1220768.1	Copel GeT	09.28.2012	192	07.15.2029	1.36% above TJLP	Monthly	73.122	57.446	59.493
(13)	13211061	Copel GeT	12.04.2013	192	10.15.2031	1.49% above TJLP	Monthly	1.041.155	897.794	923.982
(14)	13210331	Copel GeT	12.03.2013	168	08.15.2028	1.49% and 1.89% above TJLP	Monthly	17.644	14.453	15.017
(15)	15206041	Copel GeT	12.28.2015	168	06.15.2030	2.42% above TJLP	Monthly	34.265	26.790	27.666
(16)	15205921	Copel GeT	12.28.2015	168	12.15.2029	2.32% above TJLP	Monthly	21.584	16.302	16.860
(17)	14205611-A	Copel DIS	12.15.2014	72	01.15.2021	2.09% p.y. above TJLP	Monthly	41.583	24.601	27.893
(17)	14205611-B	Copel DIS	12.15.2014	6	02.15.2021	2.09 p.y. above TR BNDES	Annual	17.821	14.696	18.735
(18)	14205611-C	Copel DIS	12.15.2014	113	06.15.2024	6% p.y.	Monthly	78.921	54.849	58.787
(19)	14205611-D	Copel DIS	12.15.2014	57	02.15.2021	TJLP	Monthly	750	34	38
(20)	3153-352	Copel DIS	11.01.2016	36	01.15.2022	5.5% p.y. above TJLP	Quarterly	489	501	-
(21)	14212711	Santa Maria	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	Monthly	59.462	53.179	54.734
(21)	14212721	Santa Helena	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	Monthly	64.520	57.668	59.355
(22)	11211521	GE Farol	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	Monthly	54.100	50.412	52.053
(22)	11211531	GE Boa Vista	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	Monthly	40.050	37.270	38.482
(22)	11211541	GE S.B. do Norte	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	Monthly	90.900	84.525	87.275
(22)	11211551	GE Olho D'Água	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	Monthly	97.000	90.271	93.229
									1.633.368	1.692.775
							Single
(23)	Promissory notes	Copel GeT	12.29.2015	1	12.18.2017	117% of DI	installment	500.000	621.544	581.909
							Single
(24)	Promissory notes	Copel GeT	05.12.2017	1	05.12.2019	117% of DI	installment	500.000	504.873	-
									1.126.417	581.909
Banco do Brasil
BNDES Transfer
(25)	21/02000-0	Copel GeT	04.16.2009	179	01.15.2028	2,13% above TJLP	Monthly	169.500	123.590	128.721
									123.590	128.721
Total local currency									4.418.475	3.955.788
									4.507.406	4.046.293
								Current	1.464.237	1.470.742
								Noncurrent	3.043.169	2.575.551

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Issue	Number of	Final	Annual rate p.y.	Finance		Parent Company
	Contracts	Date	installment	maturity	(interest + commission)	charges	Principal	06.30.2017	12.31.2016
Foreign currency
	STN
(1)	Par Bond	05.20.1998	1	04.11.2024	6.0% + 0.20%	Half-yearly	17,315	52,569	53,498
(1)	Discount Bond	05.20.1998	1	04.11.2024	1.1875%+0.20%	Half-yearly	12,082	36,362	37,007
								88,931	90,505
Local currency
	Banco do Brasil
(5)	NCI 330.600.132	02.28.2007	3	02.28.2019	107.8% of DI	Half-yearly	231,000	159,252	241,312
(5)	NCI 330.600.151	07.31.2007	3	07.31.2017	111.0% of DI	Half-yearly	18,000	6,301	6,366
(5)	CCB 306.401.381	07.21.2015	2	07.21.2018	109.40% of DI	Half-yearly	640,005	671,477	677,177
(5)	NCI 306.401.445	02.24.2017	2	02.15.2020	124,5% of DI	Half-yearly	77,000	78,540	-
								915,570	924,855
								1,004,501	1,015,360
Circulante								444,649	453,288
Não circulante								559,852	562,072

Allocation:
(1) The restructuring of medium and long-term debt in connection w ith the financing received under Law No. 4,131/1962.
(2) (3) (4) (5) Working capital.
(6) National Program for Watering - Proni.
(7) Rural Electricity Program - Luz para Todos .
(8) BEL project - ultra w ide band intranet service (Ultra Wide Band - UWB).
(9) (25) Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul.
(10) Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste.
(11) Purchase of machinery and equipment for implementation of the transmission line described above.
(12) Implementation of Cavernoso II SHP.
(13) Implementation of HPP Colíder and associated transmission system.
(14) Implementation of the 230/138kV Cerquilho III Substation.
(15) Implementation of transmission line Assis – Paraguaçu Paulista II.
(16) Implementation of transmission lines Londrina – Figueira and Salto Osório – Foz do Chopim C2.
(17) Investment in preservation of businesses, improvements, operational support and general investments in expansion.
(18) National machinery and equipment accredited by BNDES.
(19) Implementation, expansion and consolidation of projects and Enterprises Social Investment Programs (ISE).
(20) Operation for the acquisition of machinery and/or equipment and IT and automation equipment.
(21) (22) Construction and implementation of w ind generating plant.
(23) Payment of grant – auction 012/2015, relative to HPP GPS.
(24) Payment of the first installment of Copel’s debentures and w orking capital improvement of Copel Get.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Guarantees:
(1) Company’s centralized revenues account. Deposited Collateral (23.1).
(2) (3) Pledge until 360 days.
(2) (3) (4) (5) (20) Credit assignment.
(6) (7) Ow n revenue, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes and commercial duplicates equal to the number of installments falling due.
(8) Withhold the amounts from the checking account in w hich revenues are deposited.
(9) (12) (25) Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of Attachment of Revenues, Account Management and Other Covenants.

(10) (11) Fiduciary assignment of rights under the Concession Agreement No. 027/2009-ANEEL, Transmission Service Provision Contract No. 09/2010-ONS and contracts for use of Transmission System, signed by the ONS, the Dealerships and the Transmission System users, including the total income from the provision of transmission services.

(13) Fiduciary assignment of rights under the Concession Agreement No. 01/2011MME-HPP Colíder and fiduciary assignment due to the Purchase and Sale of Energy Eétrica (CCVEE) betw een Copel and BRF - Brasil Foods S.A.
(14) Fiduciary assignment of rights under the Public Service Concession Agreement for Electric Pow er Transmission No. 015/2010-ANEEL, signed betw een Copel and the Federal Government.
(15) Assignment of credit rights deriving from Concession Agreement No. 002/2013 - ANEEL.
(16) Assignment of credit rights deriving from Concession Agreement No. 022/2012 - ANEEL.
(17) (18) (19) Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession.
(21) Guarantee from Companhia Paranaense de Energia; pledge of shares; assignment of credit rights deriving from Electricity Agreement Reservation No. 153/2011; assignment of revenues arising from the project.
(22) Pledge of shares (GE Farol, GE Boa Vista, GE São Bento do Norte and GE Olho D'Água); assignment of receivables arising from the sale of electricity produced by the project; assignment of machinery and equipment assembled or built w ith the funds pegged to it.
(23) (24) Surety of Companhia Paranaense de Energia.

23.1      Collateral and escrow deposits - STN

Guarantees provided in the form of Par Bonds for R$44,583 (R$42,988 at December 31, 2016), and Discount Bonds in the amount of R$31,145 (R$30,086 at December 31, 2016), to be used to repay amounts of principal corresponding to STN contracts, when these payments are due on April 11, 2024. The amounts are updated by applying the weighted average percentage changes of United States Treasury Zero Coupon bond prices, by the share of each series of the instrument in the portfolio of collateral for principal, provided in the context of the Brazilian Financing Plan - 1992.

23.2      Breakdown of loans and financing by currency and index

Consolidated
		06.30.2017%		12.31.2016%
Foreign currency - change in currencies in the period (%)
U.S. Dolar	(1.31)	88,931	1.97	90,505	2.24
		88,931	1.97	90,505	2.24
Local currency - accumulated index in the period (%)
CDI	10.14	2,557,146	56.73	2,057,320	50.84
TJLP	7.00	1,687,413	37.44	1,743,974	43.10
Ufir / fixed rate	0.00	85,168	1.89	54,946	1.36
TR	0.00	23,482	0.52	28,778	0.71
Without indexer	0.00	65,266	1.45	70,770	1.75
		4,418,475	98.03	3,955,788	97.76
		4,507,406	100.00	4,046,293	100.00

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

23.3      Maturity of noncurrent installments

		Parent Company				Consolidated
	Foreign	Local		Foreign	Local
06.30.2017	currency	currency	Total	currency	currency	Total
2018	-	319,886	319,886	-	631,290	631,290
2019	-	114,270	114,270	-	874,970	874,970
2020	-	37,548	37,548	-	195,089	195,089
2021	-	-	-	-	140,507	140,507
2022	-	-	-	-	136,213	136,213
After 2022	88,148	-	88,148	88,148	976,952	1,065,100
	88,148	471,704	559,852	88,148	2,955,021	3,043,169

23.4      Changes in loans and financing

Consolidated	Foreign currency		Local currency
	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2017	836	89,669	1,469,906	2,485,882	4,046,293
Funding	-	-	-	691,378	691,378
Charges	1,883	-	205,914	3,418	211,215
Monetary and exchange variations	-	(1,521)	3,224	7,299	9,002
Transfers	-	-	232,956	(232,956)	-
Amortization - principal	-	-	(275,178)	-	(275,178)
Payment - charges	(1,936)	-	(173,368)	-	(175,304)
Balance as of June 30, 2017	783	88,148	1,463,454	2,955,021	4,507,406

23.5      Covenants

The Company and its subsidiaries signed loan and financing agreements containing covenants that require economic and financial ratios to remain within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in the capital stock of subsidiaries that would alter control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

Until June 30, 2017, all the agreed conditions had been fulfilled.

The financial covenants contained in the loan and financing agreements are presented below:

Company	Contract	Financial index	Limit
Copel GeT	BNDES Finem nº 820989.1 - Mauá	EBITDA / Net financial results	≥ 1,3
Copel GeT	Banco do Brasil nº 21/02000-0 - Mauá
Copel GeT	2nd issue of Promissory Notes	Consolidated net debt / Consolidated EBITDA	≤ 3,5
		Debt service coverage ratio	≥ 1,5
Copel DIS	BNDES Finem nº 14205611	Financial indebtedness / adjusted EBITIDA	≤ 5,0
Santa Maria Energias Renováveis	BNDES Finem nº 14212711	Debt service coverage ratio	≥ 1,3
Santa Helena Energias Renováveis	BNDES Finem nº 14212721
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1,3
GE Boa Vista S.A.	BNDES Finem nº 11211531
GE Farol S.A.	BNDES Finem nº 11211521
GE Olho D´Água S.A.	BNDES Finem nº 11211551
GE São Bento do Norte S.A.	BNDES Finem nº 11211541
Financing for businesses - Finem

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

24      Debentures

			Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Issue		Company	Date	installment	initial	final	(interest)	Principal	06.30.2017	12.31.2016
(1)	5th	Copel	05.13.2014	3	05.13.2017	05.13.2019	111.5% of DI	1.000.000	675.350	1.017.099
(2)	6th	Copel	06.29.2017	1	-	06.28.2019	117.0% of DI	520.000	517.184	-
(3)	1st	Copel GeT	05.15.2015	3	05.20.2018	05.20.2020	113.0% of DI	1.000.000	1.012.344	1.094.731
(4)	2nd	Copel GeT	07.13.2016	2	07.13.2018	07.13.2019	121.0% of DI	1.000.000	1.136.889	1.060.613
(5)	1st	Copel DIS	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1.000.000	509.279	511.525
(6)	2nd	Copel DIS	10.27.2016	2	10.27.2018	10.27.2019	124.0% of DI	500.000	542.262	504.699
(7)	1st	Copel TEL	10.15.2015	5	10.15.2020	10.15.2024	IPCA + 7.9633% p.y.	160.000	176.902	174.184
(8)	2nd	Elejor	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203.000	50.667	70.984
(9)	1st	Compagás	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62.626	28.669	38.018
(10)	2nd	Compagás	04.15.2016	57	07.15.2017	12.15.2021	TJLP/Selic + 2,17% p.y.	33.620	26.344	23.768
(11)	2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	TJLP + 2,02% p.y.	147.575	140.746	143.407
(12)	2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	IPCA + 9,87% p.y.	153.258	147.695	151.781
									4.964.331	4.790.809
								Current	1.483.662	1.131.198
							Noncurrent		3.480.669	3.659.611
(a)	Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel.
Characteristics:
(1) (2) (3) (4) (5) (6) (7) (8) Simple debentures, single series, not convertible into shares, unsecured, for public distribution w ith restricted placement efforts, according to CVM No. 476.
(9) (10) Simple floating debentures, issued privately in a single series and not convertible into shares.
(11) Simple debentures, 1st serie, issued privately and not convertible into shares.
(12) Simple debentures, 2nd serie, issued privately and not convertible into shares.
Finance charges:
(1) Half-yearly interest - May and November.
(2) Interest on the maturity of the agreement
(3) Anuual interest - May.
(4) Anuual interest - July.
(5) (7) Half-yearly interest - April and October.
(6) Anuual interest - October.
(8) (11) (12) Monthly interest.
(9) (10) Quarterly interest - March, June, September and December.
Allocation:
(1) (2) (3) (4) (5) (6) Working capital or used to make investments in the issuer.
(7) Deployment, expansion and modernization of the telecommunication netw ork.
(8) Full settlement of the loan agreement w ith Copel.
(9) (10) Fund investment plan of the issuer.
(11) (12) Implementation of w ind farms and associated transmission systems.
Collaterals:
(1) (2) (3) (4) (5) (6) (7) (8) Personal guarantee
(9) (10) Floating
(11) (12) Real and personal guarantee and pledge of Copel Geração e Transmissão's shares.
Guarantor:
(3) (4) (5) (6) (11) (12) Copel.
(8) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%.
(9) (10) Compagás.
Trustee:
(1) (2) (3) (4) (5) (6) (7) (8) Pentágono S.A. DTVM.
(9) (10) BNDES Participações S.A. - BNDESPAR.
(11) (12) None.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

24.1      Maturity of noncurrent installments

06.30.2017	Parent Company	Consolidated
2018	-	773,993
2019	850,181	1,948,982
2020	-	365,668
2021	-	42,304
2022	-	68,395
After 2022	-	281,327
	850,181	3,480,669

24.2      Changes in debentures

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2017	1,131,198	3,659,611	4,790,809
Funding	-	522,521	522,521
Charges and monetary variations	298,015	7,368	305,383
Transfers	708,831	(708,831)	-
Amortization - principal	(371,238)	-	(371,238)
Payment - charges	(283,144)	-	(283,144)
Balance as of June 30, 2017	1,483,662	3,480,669	4,964,331

24.3      Covenants

Copel and its subsidiaries issued debentures containing covenants that require certain economic and financial ratios to be kept within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in capital stock that would alter control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not keeping the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

Until June 30, 2017, all the agreed conditions had been fulfilled.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The financial covenants contained in the debenture agreements are presented below:

Company	Contract	Financial index	Limit
Copel	5th issue de Debentures	Consolidated net debt / Consolidated EBITDA	≤ 3,5
	6th issue de Debentures	Debt service coverage ratio	≥ 1,5
Copel GeT	1st issue de Debentures
Copel GeT	2nd issue de Debentures	Consolidated net debt / Consolidated EBITDA	≤ 3,5
Copel TEL	1st issue de Debentures	Debt service coverage ratio	≥ 1,5
Copel DIS	2nd issue de Debentures
Copel DIS	1st issue de Debentures	Consolidated net debt / Consolidated EBITDA	≤ 4,0
Elejor	2nd issue de Debentures	Debt service coverage ratio	≥ 1,2
Compagás	2nd issue de Debentures	Consolidated net debt / Consolidated EBITDA	≤ 3,5
	2nd issue de Debentures	General Indebtedness	≤ 0,7
Nova Asa Branca I	2nd issue de Debentures	Debt service coverage ratio	≥ 1,3
Nova Asa Branca II
Nova Asa Branca III
Nova Eurus IV
Ventos de Santo Uriel

25      Post-employment Benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Pension Plan and Pension Plan III) and medical and dental care (“ProSaúde II” and “ProSaúde III” plans’ regulations ) for their active employees and their dependents. The lifetime sponsorship of the healthcare plan for retirees, pensioners and legal dependents is only applied to “Prosaúde II” plan participants.

25.1      Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual’s salary, and pension plan III is a Variable Contribution Plan - CV.

The Defined Benefit plan - BD is a closed plan for new participants since 1998. The Variable Contribution plan - CV is the only plan available for new participants.

The costs assumed by the sponsors for these plans are recognized according to the actuarial valuation prepared annually by independent actuaries in accordance with CPC 33 (R1) and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial valuation are discussed with the independent actuaries and approved by the sponsor’s management.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

25.2      Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in “ProSaúde II” and “ProSaúde III” plans’ regulations. Coverage includes periodic medical exams in both plans and is only extended to all retirees and pensioners for life in the “ProSaúde II” plan.

25.3      Statement of financial position and statement of income

Amounts recognized in liabilities, under Post-employment Benefits, are summarized below:

		Parent Company		Consolidated
		06.30.2017	12.31.2016	06.30.2017	12.31.2016
Pension plans		4	7	1,085	1,252
Healthcare plans		3,869	3,698	793,182	768,613
		3,873	3,705	794,267	769,865
	Current	191	188	48,060	47,894
	Noncurrent	3,682	3,517	746,207	721,971

The consolidated amounts recognized in the statement of income are shown below:

.	Parent Company		Consolidated
	06.30.2017	06.30.2016	06.30.2017	06.30.2016
Employees
Pension plans	884	943	39,207	36,627
Healthcare plan - post employment	259	3,717	48,215	64,421
Healthcare plan - active employees	332	459	40,183	34,574
(-) Transfers to construction in progress	-	-	(11,194)	(10,237)
	1,475	5,119	116,411	125,385
Management
Pension plans	349	234	650	505
Healthcare plan	56	52	93	138
	405	286	743	643
	1,880	5,405	117,154	126,028

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

.	Parent Company		Consolidated
	04.01.2017	04.01.2016	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016	to 06.30.2017	to 06.30.2016
Employees
Pension plans	453	319	18,619	17,661
Healthcare plan - post employment	129	1,677	24,109	32,212
Healthcare plan - active employees	178	175	20,335	17,378
(-) Transfers to construction in progress	-	-	(5,519)	(5,127)
	760	2,171	57,544	62,124
Management
Pension plans	240	143	427	328
Healthcare plan	27	29	45	68
	267	172	472	396
	1,027	2,343	58,016	62,520

25.4      Changes in post-employment benefits

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2017	47,894	721,971	769,865
Appropriation of actuarial calculation	-	48,215	48,215
Appropriation of pension and healthcare contributions	72,939	-	72,939
Transfers	23,979	(23,979)	-
Amortizations	(96,752)	-	(96,752)
Balance as of June 30, 2017	48,060	746,207	794,267

25.5      Actuarial valuation in accordance with CPC 33 (R1)

In compliance with CPC 33 (R1), the Company and its subsidiaries choose to prepare the actuarial report annually.

The information prepared in compliance with the Actuarial Valuation Report is described in Note 25 to the financial statements for the year ended December 31, 2016.

26      Customer Charges Due

Consolidated
	06.30.2017	12.31.2016
Energy Development Account (CDE) (a)	111,756	136,450
Global Reversal Reserve (RGR)	4,964	5,262
Tariff flags	27,219	-
	143,939	141,712
(a) Aneel published Resolutions No. 2,004/2015 and No. 2,202/2017.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

27      Research and Development and Energy Efficiency

27.1      Balances recognized for investment in Research and Development (R&D) and the Energy Efficiency Program (EEP)

Consolidated	Amounts payable,		Other	Balance	Balance
	before any related	Amounts payable to	amounts	as of	as of
	prepayments	regulatory agencies	payable	06.30.2017	12.31.2016
Research and Development - R&D
National Fund for Scientific and Technological Development - FNDCT	-	4,464	-	4,464	4,603
MME	-	2,233	-	2,233	2,302
R&D	86,834	-	215,894	302,728	294,088
	86,834	6,697	215,894	309,425	300,993
Energy efficiency program - EEP
National Program of Electricity Conservation - Procel	-	1,316	-	1,316	4,932
EEP	21,134	-	164,116	185,250	177,964
	21,134	1,316	164,116	186,566	182,896
	107,968	8,013	380,010	495,991	483,889
			Current	195,043	231,513
		Noncurrent		300,948	252,376

27.2      Changes in R&D and EEP balances

Consolidated	FNDCT	MME	R&D		Procel	EEP
	current	current	current	noncurrent	current	current	noncurrent	Total
Balance as of January 1, 2017	4,603	2,302	135,401	158,687	4,932	84,275	93,689	483,889
Additions	13,692	6,845	568	13,123	3,776	-	15,106	53,110
Performance agreement	-	-	-	-	-	-	775	775
Selic interest rate (Note 34)	-	-	76	11,214	(128)	-	8,354	19,516
Payments	(13,265)	(6,632)	-	-	(7,264)	-	-	(27,161)
Concluded projects	(566)	(282)	(16,341)	-	-	(16,949)	-	(34,138)
Balance as of June 30, 2017	4,464	2,233	119,704	183,024	1,316	67,326	117,924	495,991

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

28      Accounts Payable Related to Concession

Consolidated					Discount	Annual
	Company	Grant	Signature	Closing	Rate	Adjustment	06.30.2017	12.31.2016
(1) HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	16.365	16.235
(2) HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	23.062	22.783
(3) HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	6.651	6.299
(4) SHP Cavernoso	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	46	66
(5) HPP Apucaraninha	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	328	460
(6) HPP Chaminé	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	567	795
(7) HPP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	427	532
(8) HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	504.371	518.372
							551.817	565.542
						Current	61.800	66.210
						Noncurrent	490.017	499.332
Discount rate applied to calculate present value:
Actual net discount rate, in line w ith the estimated long-term rate. It bears no relationship w ith the expected project return.
Payment to the federal government:
Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

28.1      Changes in accounts payable related to concession

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2017	66,210	499,332	565,542
Additions	-	352	352
Adjust to present value	-	564	564
Monetary variations	(4,531)	22,850	18,319
Transfers	33,081	(33,081)	-
Payments	(32,960)	-	(32,960)
Balance as of June 30, 2017	61,800	490,017	551,817

29      Other Accounts Payable

Consolidated
		06.30.2017	12.31.2016
Agreement Ivaí Engenharia (Note 30.1.2 - g)		61,560	122,068
Public lighting rate collected		24,423	27,565
Aneel Order No. 084/2017 provision		21,311	20,542
Customers		16,569	32,283
Financial offset for the use of w ater resources		14,308	28,880
Pledges in guarantee		13,848	8,067
Investment acquisition		9,447	9,595
Reimbursements to customer contributions		4,635	10,894
Other liabilities		41,154	35,422
		207,255	295,316
	Current	165,907	264,791
	Noncurrent	41,348	30,525

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

30      Provisions for Legal Claims

The Company and its subsidiaries are defendants in various judicial and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, Management makes provisions for actions in which losses are rated probable, thus meeting the criteria for recognition of provisioning described in Note 4.9 to the financial statements at December 31, 2016.

The Company’s management believes that, at the time of preparation of financial statements, it is not practicable to provide information regarding the expected timing of any cash outflows resulting from these legal actions in which the Company and its subsidiaries are involved, due to the slow pace and unpredictability of Brazilian legal, tax and regulatory systems, and since final resolution of the proceedings for which a provision has been registered depends on the conclusions of court proceedings. Therefore, this information is not being provided.

30.1      Provisions for litigation

30.1.1     Changes in provisions for litigation in actions rated as probable losses

Consolidated		Income			Additions to
		Provision		Construction	fixed assets
	Balances as of	for litigations		cost	in progress			Balances as of
	January 1, 2017	Additions	Reversals	Additions	Additions	Discharges	Transfers	June 30, 2017
Tax
Cofins (a)	93,892	6,254	-	-	-	-	-	100,146
Others (b)	110,990	898	(42,623)	-	-	(162)	3,661	72,764
	204,882	7,152	(42,623)	-	-	(162)	3,661	172,910
Labors (c)	458,901	59,185	(6)	-	-	(38,596)	-	479,484
Employee benefits (d)	42,366	2,432	(6,315)	-	-	(62)	-	38,421
Civil
Civil and administrative claims (e)	295,484	32,874	(800)	-	-	(12,256)	-	315,302
Easements (f)	99,380	1,047	-	338	(209)	(17)	-	100,539
Expropriations and property (g)	65,712	61	(701)	22,839	(1,625)	-	-	86,286
Customers (h)	5,228	1,196	(263)	-	-	(199)	-	5,962
	465,804	35,178	(1,764)	23,177	(1,834)	(12,472)	-	508,089
Environmental (i)	1,432	524	(725)	-	-	-	-	1,231
Regulatory (j)	67,958	1,392	(2,410)	-	-	-	-	66,940
	1,241,343	105,863	(53,843)	23,177	(1,834)	(51,292)	3,661	1,267,075

Parent company	Balance as of	Income	Balance as of
	January 1, 2017	Additions	June 30, 2017
Tax
Cofins (a)	93,892	6,254	100,146
Others (b)	23,335	548	23,883
	117,227	6,802	124,029
Labor (c)	18	322	340
Civil (f)	20,578	1,540	22,118
Regulatory (j)	15,121	-	15,121
	152,944	8,664	161,608

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

30.1.2     Description of nature and/or details of the principal actions

a)    Contribution for Social Security Funding (COFINS)

Plaintiff: Federal Tax Authority

Cofins payables and respective interest and fines from August 1995 to December 1996 due to the termination of a judicial decision that had recognized the Company’s exemption from Cofins.

Current status: awaiting judgment.

b)    Other tax provisions

Actions relating to federal, state and municipal taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The principal action is described below:

Defendant: Federal Tax Authority

By the case 5037809-14.2015.4.04.7000, Copel GeT required payment in installments of the balance owed on the annual adjustment of corporate income tax (IRPJ) and social contribution (CSLL) for the fiscal year 2014. The Federal Tax Authority consolidated the amount and applied the maximum fine. An injunction was filed in order to prevent the Tax Authority from taking action, since it failed to obey the limit established in legislation, in Management’s opinion.

Current status: a judgment rendered by the Federal Judge of the 4th Region dismissed the action and the Company filed an appeal against the decision. On December 31, 2016, the amount of R$32,318 was transferred to Other Tax Liabilities.

c)    Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

d)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

e)    Civil and administrative claims

Actions involving billing, irregular procedure, administrative contracts and contractual fine, indemnity for accidents with the electric power grid or vehicles. The main lawsuits are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Plaintiff: Tradener Ltda.                                                                                              Estimated amount: R$110,896

Class actions and civil public actions were filed in which illegalities and annulments relating to the execution of the electric power purchase agreement entered into between the Company and Tradener are pointed out. Class action No. 588/2006 has already been rendered final and unappeasable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public action No. 0000219-78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, Tradener brought recovery lawsuits, seeking to receive its commissions.

Current status: Case record 0005990.22.2012.8.16.0004 - in the judgment rendered on January 27, 2014 the Company was ordered to pay the amount of R$107,955, which is the value updated by the (INPC/IBGE) from the maturity of the commissions payable to Tradener under the purchase agreement entered into with Celesc, plus default interest of 1% per month, as of the date of notification (October 31, 2012), as well as attorneys’ fees. The Company filed an appeal against this decision, however, on November 11, 2016, by majority votes, the Court dismissed the appeal. From this decision, Copel filed an appeal which is pending judgment.

f)     Easements

Lawsuits are filed when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

They may also involve third-party interventions for adverse possession, whether from owners or occupants of contiguous properties or even in cases of properties where right of way easements are required to preserve limits and boundaries of these areas.

g)    Expropriations and property

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

Possessory case actions include those for repossession of property owned by the concessionaire. Litigation arises when there is a need to repossess properties invaded or occupied by third parties in areas owned by the Company. Cases may also arise from intervention in third-party adverse possession, or owners or occupants of contiguous properties or even in cases of properties to preserve limits and boundaries of expropriated areas. The principal action is described below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Plaintiff: Ivaí Engenharia de Obras S.A.

Declaratory action brought by the plaintiff in order to recognize the right to economic and financial rebalancing of the contract signed with Copel GeT, followed by an action for relief from judgment filed by Copel to vacate the final and unappealable decision in the declaratory judgment action, followed by a collection suit filed by the plaintiff to collect the amounts arising from the economic and financial rebalance of the agreement and followed by compliance with the provisional decision proposed by the plaintiff.

Current status: a final and unappealable decision has been issued on the declaratory action and on the action for relief from judgment, sentencing Copel to pay attorneys’ fees and court costs. The amounts deriving from the right to the economic and financial rebalancing of the contract involved in the unappealable decision issued on the declaratory action are the object of a collection lawsuit under appeal in the Superior Court of Justice (STJ), which are also object of compliance of provisional sentence started by the opposing party, pending at the trial court. On October 21, 2016, Copel signed an agreement, previously approved by the Board of Directors, whereby it undertook to pay to Ivaí Engenharia R$152,250, in 15 monthly and consecutive installments of R$10,150 - the first installment maturing by the fifth business day after signature of the transaction agreement and the 14 remaining installments on the 15th of each immediately subsequent months, considering that the base amount of the second installment, as well as the subsequent ones, will be adjusted for inflation, as of the signature of the agreement, at 50% of the last IPCA index disclosed until the maturity date of each installment. The agreement comprises the discussions between the parties on the economic and financial balance of the agreement and suspends the ongoing collection suits, under appeal in the STJ, and compliance with provisional sentence, until the payment of all the installments of the agreement, when the abovementioned lawsuits will be dismissed. On September 30, 2016, R$152,250 was transferred to Other accounts payable (Note 29). The agreement has been complied with by Copel and the installments have been timely paid.

h)    Consumers

Lawsuits seeking compensation for damages caused by household appliances, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation plan) was in effect and claiming reimbursement for the amounts paid by the Company.

i)     Environmental

Class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

They also contemplate the “Termos de Ajuste de Conduta –TAC”, which refers to the commitments agreed upon and approved between the Company and the competent bodies for noncompliance with any condition contained in the Installation and Operation Licenses. As they are considered liabilities, these amounts are recorded as "obligations" in current and non-current liabilities and the balancing items in property, plant and equipment (construction cost).

j)     Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuit is described below:

Plaintiffs: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Estimated amount: R$49,655

Copel, Copel Geração e Transmissão and Copel Distribuição are challenging lawsuits filed against ANEEL's decision No. 288/2002 involving the companies that have been mentioned.

Current status: awaiting judgment.

30.2      Contingent liabilities

30.2.1     Classification of actions rated as possible losses

Contingent liabilities are present obligations arising from past events for which no provisions are recognized because it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The following information concerns the nature of the Company’s contingent liabilities and potential losses arising thereof.

	Parent company		Consolidated
	06.30.2017	12.31.2016	06.30.2017	12.31.2016
Tax (a)	477,274	484,539	808,777	752,625
Labor (b)	324	146	355,175	423,495
Employee benefits (c)	-	-	21,775	23,631
Civil (d)	10,947	10,302	598,117	594,220
Regulatory (e)	-	-	788,451	765,906
	488,545	494,987	2,572,295	2,559,877

30.2.2     Description of nature and/or details of the principal actions

a)    Tax

Actions relating to federal, state and municipal taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The main lawsuits are as follows:

Plaintiff: Social Security National Institute (INSS)                                  Estimated amount: R$318,039

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Tax claims against Copel related to social security contribution on assignment of manpower (lawsuit No. 5003583-56.2010.404.7000); it is worth emphasizing that the case has already been judged favorably to the Company at two court levels, awaiting judgment by the Superior Court of Justice (STJ).

Current status: awaiting judgment.

Plaintiff: Social Security National Institute (INSS)                                  Estimated amount: R$27,507

Tax collections against Copel consisting of social security contribution imposed on the assignment of labor (NFLD - 35.273.876-6). The case has been at Carf (Brazilian Administrative Tax Court) for judgment since 2010. The assessment of risk as possible is due to the existence of several legal arguments to defend the Company, particularly (a) the fact that no services were provided and no labor was assigned and (b) the fact that service providers classified into the Simples (lower taxation) category are not required to withhold that contribution.

Current status: awaiting judgment.

Plaintiff: State Tax Authority (SEFAZ)                                                  Estimated amount: R$66,193

Copel DIS received tax deficiency notice 6587156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the ‘metered demand’ line in the electricity bills issued to a major consumer between May 2011 and December 2013.

Copel DIS claims lack of standing in regard to this tax deficiency notice, given that it derives from Declaratory Action No. 33,036, currently pending judgement by the 3rd Public Treasury Court of Curitiba, filed by a major consumer in the State of Paraná, which was held valid and considered that ICMS tax should be levied on metered demand only. Note that this sentence was subsequently overturned by the Paraná State Court of Justice (TJ/PR), through Civil Appeal 822.670-2, given the major consumer’s lack of standing to question the levy of ICMS on contracted demand.

The Company believes that, since it was not involved in the lawsuit, it is not subject to the effects from the respective court ruling, which would imply its lack of standing in tax deficiency notice 6.587.156-4.

b)    Labor

Labor claims comprise claims filed by Copel employees and former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

c)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

d)    Civil

Lawsuits involving billing, irregular procedure, administrative contracts and contractual fine, indemnity for accidents with the electric power grid and vehicles. The main lawsuits are as follows:

Plaintiff: Mineradora Tibagiana Ltda.                                                  Estimated amount: R$150,714

Action claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul consortium in which Copel GeT has a 51% stake. The action challenges the validity of the mining permit granted by Mineradora Tibagiana for the Mauá job site and the indemnifying effects arising thereof.

Current status: action awaiting judgment in lower court.

Plaintiff: Ivaí Engenharia de Obras S.A.

Action for collection brought by the plaintiff in order to collect amounts arising from economic and financial rebalancing of the contract signed with Copel GeT, recognized in the declaratory action.

Current status: the judgment of the 2nd motion for clarification filed by Copel GeT before the Superior Court of Justice (STJ) was published on December 18, 2015, challenging the difference in amounts due arising from cumulative updating of the amount of plaintiff’s credit at the SELIC interest rate as against other interest rates in the period preceding the court’s expert report (October 2005). The judgment prescribes the case’s return to the State of Paraná Court of Justice (TJ-PR) for the latter to render a new judgment on the motion for clarification brought by Copel GeT, thus righting the omission of the previous trial. Ivaí has filed a motion for clarification on February 5, 2016, which is now pending judgment by the Superior Court of Justice (STJ). Therefore the amount to be assessed as probable loss is the amount of the plaintiff’s receivable adjusted on a monthly basis using the TJ-PR’s official price index, which is the average of the IGP-DI/INPC indices, as sought by Copel GeT in court, plus late payment penalties at 1% per month, plus burden of defeat. However, it is still considered as a possible loss, with reversal of the TJ-PR’s previous judgment, that is, the amount of debt will be adjusted according to the SELIC interest rate cumulative with other interest rates in the period preceding the court’s expert report. At the same time, a provisional execution of the total credit amount sought by Ivaí is currently taking place. As described in Note 30.1.2, the parties entered into an agreement, that comprises the discussions between the parties on the economic and financial balance of the agreement and suspends the ongoing collection suits, under appeal in the STJ, and compliance with provisional sentence, until the payment of all the installments of the agreement, when the abovementioned lawsuits will be dismissed. The agreement has been complied with by Copel and the installments have been timely paid.

Plaintiffs: franchises of the Agency / Copel store                                 Estimated amount: R$51,804

Filing of two individual claims against Copel Distribuição regarding the franchise contracts of Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass-through of the fees, amongst other amounts, currently have appeals awaiting trial.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Current status: awaiting judgment.

e)    Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuits are as follows:

Plaintiff: ANEEL                                                                                 Estimated amount: R$17,206

Copel DIS filed an appeal against a decision by ANEEL's Director-General under Resolution No. 3,959 from December 8, 2015 imposing an inefficiency penalty on Copel Distribuição due to over-contracting for use of the distribution system (MUSD) with the National Power Network Operator (ONS).

Current status: awaiting judgment.

Plaintiff: Energia Sustentável do Brasil S.A. - ESBR                             Estimated amount: R$729,609

The primary matter at issue is the exclusion of distribution utilities from liability for damages resulting from schedule overruns in the construction of the Jirau hydropower station. ESBR brought Ordinary Action No. 10426-71.2013.4.01.4100 against Aneel in the federal courts of Rondônia, the decision on which: (i) excludes liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution No. 1,732/2013, which recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, in progress at the TRF of the 1st Region.

The practical outcome of the decision is that, by exempting ESBR, it exposed the distribution utilities with which it had concluded regulated power trading contracts (CCEARs) – including Copel Distribuição – to the spot market and spot prices during the period. The reason is that electricity trading rules require that all electricity consumed be covered by a contract.

One of the measures adopted was the filing for writ of mandamus 1001675-88.2015.4.01.0000 submitted to the Regional Federal Court of the 1st Region by the Brazilian Association of Electricity Distributors (Abradee), of which Copel DIS is a member, seeking to annul the case brought by ESBR against ANEEL since service of process. Although a favorable preliminary injunction was obtained, there was an unfavorable judgment of the writ of mandamus, stating that it was not applicable in this case. After the publication of the judgment, Abradee filed an ordinary appeal, currently being judged by the Regional Federal Court of the 1st Region.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

However, ANEEL´s motion to stay execution 0050083-30.2015.4.01.0000/RO was partly accepted on November 30, 2015 by the presiding judge of the Regional Federal Court of the 1st Region, which upheld the CCEE Board of Directors’ resolution voted at meeting 813 on July 21, 2015, based on the court’s decision in the case of Action for a Provisional Remedy 9500-90.2013.4.01.4100, determining the “obligation to deliver 70% of the physical guarantee provided by the effective start-up of commercial operations by Jirau HPP generators until this amount is equivalent to the original delivery obligation.” An appeal brought by ESBR was rejected. This decision is also subject to appeal.

The risk of loss in this case is rated ‘possible’, considering the amount of R$729,609, on June 30, 2017. If the actions are judged unfavorably, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

31      Equity

31.1      Capital

The paid-in share capital is R$7,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

	Number of shares in units
Shareholders	Common		Class "A" Preferred		Class "B" preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.26	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:	-	-	-	-	-	-		-
B3	18,623,228	12.84	76,763	23.36	69,220,805	53.96	87,920,796	32.14
NYSE	1,212,916	0.84	-	-	31,626,498	24.65	32,839,414	12.00
Latibex	-	-	-	-	117,606	0.09	117,606	0.04
Municipalities	178,393	0.12	9,326	2.84	3,471	-	191,190	0.07
Other shareholders	158,396	0.10	242,538	73.80	45,282	0.04	446,216	0.16
	145,031,080	100.00	328,627	100.00	128,295,668	100.00	273,655,375	100.00

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

31.2      Equity value adjustments

	Parent company	Consolidated
Balance as of January 1, 2017	998,466	998,466
Adjustments to financial assets available for sale
Financial investments (a)	2	3
Taxes on adjustments	-	(1)
Equity interest investments	5,325	5,325
Taxes on adjustments	(1,810)	(1,810)
Realization of equity evaluation adjustment
Deemed cost of fixed assets	-	(55,323)
Taxes on adjustments	-	18,810
Deemed cost of fixed assets - equity (a)	(36,513)	-
Balance as of June 30, 2017	965,470	965,470
(a) Equity in the parent company, net of taxes.

31.3      Earnings per share - basic and diluted

Parent company
	06.30.2017	06.30.2016
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders
Common shares	278,595	570,200
Class "A" preferred shares	694	1,604
Class "B" preferred shares	271,093	554,661
	550,382	1,126,465
Basic and diluted denominator
Weighted average of shares (in thousands):
Common shares	145,031,080	145,031,080
Class "A" preferred shares	328,627	370,793
Class "B" preferred shares	128,295,668	128,253,502
	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Common shares	1.92093	3.93157
Class "A" preferred shares	2.11302	4.32473
Class "B" preferred shares	2.11302	4.32473

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent company	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders
Common shares	70,886	502,621
Class "A" preferred shares	177	1,414
Class "B" preferred shares	68,977	488,924
	140,040	992,959
Basic and diluted denominator
Weighted average of shares (in thousands):
Common shares	145,031,080	145,031,080
Class "A" preferred shares	328,627	370,793
Class "B" preferred shares	128,295,668	128,253,502
	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Common shares	0.48876	3.46561
Class "A" preferred shares	0.53764	3.81217
Class "B" preferred shares	0.53764	3.81217

32      Net Operating Revenue

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN)	06.30.2017
Electricity sales to final customers (32.1)	4,060,655	(374,786)	(935,053)	(525,556)	-	2,225,260
Electricity sales to distribuitors (32.2)	1,643,310	(119,181)	-	(26,100)	-	1,498,029
Use of the main distribution and transmission grid (32.3)	3,344,428	(285,929)	(733,145)	(357,424)	-	1,967,930
Construction income	394,816	-	-	-	-	394,816
Fair value of assets from the indemnity for the concession	5,445	-	-	-	-	5,445
Telecommunications	200,105	(7,279)	(46,462)	-	(1,227)	145,137
Distribution of piped gas	330,388	(30,994)	(56,890)	-	-	242,504
Sectorial financial assets and liabilities result	(80,184)	-	-	-	-	(80,184)
Other operating revenue (32.4)	85,576	(12,972)	-	-	(1,301)	71,303
	9,984,539	(831,141)	(1,771,550)	(909,080)	(2,528)	6,470,240

Consolidated						Net revenues
	Gross	PIS/Pasep		Regulatory	Service tax	04.01.2017
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	to 06.30.2017
Electricity sales to final customers (32.1)	2,006,892	(185,368)	(451,088)	(278,713)	-	1,091,723
Electricity sales to distribuitors (32.2)	848,814	(62,233)	-	(12,751)	-	773,830
Use of the main distribution and transmission grid (32.3)	1,515,697	(136,717)	(359,902)	(186,692)	-	832,386
Construction income	175,410	-	-	-	-	175,410
Fair value of assets from the indemnity for the concession	(884)	-	-	-	-	(884)
Telecommunications	104,102	(3,954)	(24,290)	-	(633)	75,225
Distribution of piped gas	169,029	(15,475)	(28,677)	-	-	124,877
Sectorial financial assets and liabilities result	67,793	-	-	-	-	67,793
Other operating revenue (32.4)	39,743	(6,238)	-	-	(636)	32,869
	4,926,596	(409,985)	(863,957)	(478,156)	(1,269)	3,173,229

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated						Net revenues
	Gross	PIS/Pasep		Regulatory	Service tax	06.30.2016
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN)	Restated
Electricity sales to final customers (32.1)	5,607,425	(517,022)	(1,434,558)	(596,169)	-	3,059,676
Electricity sales to distribuitors (32.2)	1,452,388	(117,411)	-	(24,026)	-	1,310,951
Use of the main distribution and transmission grid (32.3)	4,279,394	(305,809)	(817,250)	(510,790)	-	2,645,545
Construction income	572,445	-	-	-	-	572,445
Fair value of assets from the indemnity for the concession	122,395	-	-	-	-	122,395
Telecommunications	169,326	(6,487)	(37,740)	-	(1,109)	123,990
Distribution of piped gas	344,152	(33,644)	(60,340)	-	-	250,168
Sectorial financial assets and liabilities result	(1,254,487)	-	-	-	-	(1,254,487)
Other operating revenue (32.4)	72,319	(11,294)	-	-	(1,119)	59,906
	11,365,357	(991,667)	(2,349,888)	(1,130,985)	(2,228)	6,890,589

Consolidated						Net revenues
						04.01.2016
	Gross	PIS/Pasep		Regulatory	Service tax	to 06.30.2016
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	Restated
Electricity sales to final customers (32.1)	2,580,831	(236,640)	(665,935)	(197,894)	-	1,480,362
Electricity sales to distribuitors (32.2)	696,470	(55,715)	-	(11,810)	-	628,945
Use of the main distribution and transmission grid (32.3)	2,579,501	(148,147)	(399,076)	(240,950)	-	1,791,328
Construction income	301,292	-	-	-	-	301,292
Fair value of assets from the indemnity for the concession	113,369	-	-	-	-	113,369
Telecommunications	84,107	(3,223)	(18,799)	-	(592)	61,493
Distribution of piped gas	174,341	(17,100)	(30,265)	-	-	126,976
Sectorial financial assets and liabilities result	(727,285)	-	-	-	-	(727,285)
Other operating revenue (32.4)	37,684	(5,675)	-	-	(564)	31,445
	5,840,310	(466,500)	(1,114,075)	(450,654)	(1,156)	3,807,925

32.1      Electric sales to final customers by category

Consolidated	Gross revenue		Net revenue
	06.30.2017	06.30.2016	06.30.2017	06.30.2016
Residential	1,303,306	1,850,437	650,265	1,011,859
Industrial	1,129,124	1,770,188	711,174	1,034,947
Trade, services and other activities	897,933	1,251,821	435,814	622,756
Rural	370,494	309,312	246,323	175,041
Public entities	108,151	135,732	62,130	80,053
Public lighting	105,842	130,075	50,905	65,668
Public service	145,805	159,860	68,649	69,352
	4,060,655	5,607,425	2,225,260	3,059,676

Consolidated	Gross revenue		Net income
	04.01.2017	04.01.2016	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016	to 06.30.2017	to 06.30.2016
Residential	618,947	855,587	300,729	492,443
Industrial	618,043	852,634	393,723	521,475
Trade, services and other activities	409,204	545,427	189,744	285,980
Rural	181,157	127,931	118,298	74,116
Public entities	52,965	66,845	29,585	41,287
Public lighting	54,837	58,360	25,975	31,296
Public service	71,739	74,047	33,669	33,765
	2,006,892	2,580,831	1,091,723	1,480,362

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

32.2      Electricity sales to distributors

Consolidated	Gross revenue
	06.30.2017	06.30.2016
Bilateral contracts	799,215	659,864
Electric Energy Trade Chamber - CCEE	600,647	353,621
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	175,359	345,860
Interest (Note 10.2)	42,359	56,895
Quota system	25,730	36,148
	1,643,310	1,452,388

Consolidated	Gross revenue
	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016
Bilateral contracts	415,306	335,504
Electric Energy Trade Chamber - CCEE	320,633	141,353
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	78,784	165,469
Interest	21,747	56,895
Quota system	12,344	(2,751)
	848,814	696,470

32.3      Use of the main distribution and transmission grid by customer class

Consolidated	Gross revenue		Net revenue
	06.30.2017	06.30.2016	06.30.2017	06.30.2016
Residential	1,006,487	1,108,721	508,845	515,095
Industrial	567,257	691,160	268,287	322,139
Trade, services and other activities	640,208	748,584	309,245	343,793
Rural	179,395	185,880	129,316	126,911
Public entities	84,444	88,143	50,228	48,435
Public lighting	80,558	88,127	39,945	40,695
Public service	63,559	65,024	32,036	29,861
Free consumers	317,533	177,545	248,408	132,682
Basic netw ork, BN connections, and connection grid	692	802	541	599
Operating and maintenance income (loss) - O&M	81,774	82,984	75,250	78,777
Interest income	322,521	1,042,424	305,829	1,006,558
	3,344,428	4,279,394	1,967,930	2,645,545

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated	Gross revenue		Net income
	04.01.2017	04.01.2016	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016	to 06.30.2017	to 06.30.2016
Residential	475,512	537,974	235,744	252,813
Industrial	252,936	327,159	99,374	145,977
Trade, services and other activities	308,449	364,692	147,789	173,526
Rural	80,674	81,995	54,816	58,091
Public entities	41,432	46,028	24,161	25,754
Public lighting	41,010	43,589	20,084	20,565
Public service	31,013	31,710	15,293	14,729
Free consumers	169,399	95,546	131,561	72,098
Basic netw ork, BN connections, and connection grid	346	401	268	302
Operating and maintenance income (loss) - O&M	40,864	43,370	36,652	49,880
Interest income	74,062	1,007,037	66,644	977,593
	1,515,697	2,579,501	832,386	1,791,328

32.4      Other operating revenues

Consolidated	Gross revenue
	06.30.2017	06.30.2016
Leasing and rent (32.4.1)	53,337	49,388
Income from rendering of services	15,410	11,283
Charged service	6,741	4,391
Other income	10,088	7,257
	85,576	72,319

Consolidated	Gross revenue
	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016
Leasing and rent (32.4.1)	26,558	24,939
Income from rendering of services	7,447	5,885
Charged service	3,547	2,269
Other income	2,191	4,591
	39,743	37,684

32.4.1     Revenues from leases and rentals

Consolidated
	06.30.2017	06.30.2016
Equipment and framew ork	51,528	49,242
Facilities sharing	1,669	31
Real estate	140	115
	53,337	49,388

Consolidated	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016
Equipment and framew ork	26,166	24,845
Facilities sharing	320	31
Real estate	72	63
	26,558	24,939

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

32.5      Regulatory charges

Consolidated
	06.30.2017	06.30.2016
Energy Development Account - "CDE Energia" (32.5.1)	369,423	387,101
Energy Development Account - "CDE Uso" (32.5.1)	338,069	492,559
Research and development and energy efficiency - R&D and PEE	53,110	47,447
Other charges - rate flags	120,636	178,042
Global Reversion Reserve - RGR quota	23,052	21,513
Inspection fee	4,790	4,323
	909,080	1,130,985

Consolidated	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016
Energy Development Account - "CDE Energia" (32.5.1)	163,507	195,825
Energy Development Account - "CDE Uso" (32.5.1)	177,597	232,061
Research and development and energy efficiency - R&D and PEE	27,073	(4,255)
Other charges - rate flags	96,043	(11,830)
Global Reversion Reserve - RGR quota	11,526	36,691
Inspection fee	2,410	2,162
	478,156	450,654

32.5.1     Energy Development Account - CDE

The primary objectives of the Energy Development Account (CDE) created by Law No. 10,438/2002 are: (i) universalization; (ii) subsidy to the low income residential subclass; (iii) Fuel Consumption Account - CCC; (iv) amortization of financial operations related to the reversal of assets at the end of the concessions; (v) competitiveness of energy produced from wind power, small hydroelectric plants, biomass, natural gas and coal. CDE’s quotas were originally defined based on the CCC figures for the 2001 Interconnected Systems, the values of which were adjusted annually starting in 2002 in proportion to the market growth of each agent, and in 2004 also by the IPCA. As of Law 12,783/2013, the system is changed and quotas are defined based on the resources needed to achieve its purposes and other revenues related to the CDE. The CDE charge incorporates:

i) annual quota of “CDE-Uso”: this quota is allocated to the financing of the objectives of the CDE, set forth in its annual budget, defined by the Federal Government, as provided in §§ 2 and 3 of art. 13 of Law 10,438/2002, with wording given by Law No. 12,783/2013.

ANEEL Resolution No. 2202/2017 defined the CDE-Uso quota, in the monthly amount of R$53,329 as of January 2017. However, as of June of the same year, the monthly amount of the quota was changed to R$71,600, established by ANEEL Resolution No. 2,204/2017;

ii) annual quota “CDE - Energia” (ACR account): this quota is intended for the discharge of credit operations contracted by CCEE in the management of the Regulated Contracting Environment - ACR Account, in compliance with Decree No. 8,222/2014, and pursuant to Normative Resolution No. 612/2014.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The purpose of the ACR Account is to cover costs relating to involuntary spot market exposure and the costs of thermal power dispatching in 2014.

Resolution No. 1,863/2015 defined the value of the CDE quota (ACR Account) at R$46,638, as of June 2015. Beginning June 2016, by means of Resolution No. 2004/2015, the amount of the quota was updated to R$49,362. In April 2017, the quota was reduced to R$37,907 until March 2018, and from April 2018 to March 2020, the quota will be R$49,362, as approved by Resolution No. 2,231/2017. These installments are updated annually, in accordance with the conditions contracted by CCEE for each of the loans made to the participating financial institutions; and

iii) annual quota CDE - Energia: this quota is destined to the return of the resources received by the distribution concessionaires, from January 2013 to January 2014, to cover costs relating to involuntary spot market exposure and the hydrological risk of the plants contracted on a regime of quotas, and the costs of thermal power dispatching for reasons of energy security, in compliance with Decree 7,895/2013 and Decree 8,203/2014.

From June 2016 to May 2017, the monthly amount of the CDE-Energia quota was established at R$18,947 by ANEEL Resolution No. 2,077/2016. From June 2017, the monthly quota was changed to R$20,138, by Resolution No. 2,204/2017.

Preliminary injunction Abrace and Anace

As a result of preliminary injunctions in favor of the Brazilian Association of Large Industrial Consumers and Free Consumers - Abrace, and of the National Association of Energy Consumers - Anace and other associates, which challenge at court the tariff components of CDE-Uso and CDE-Energia, ANEEL, through Resolutions 1,967/2015, 1,986/2015 and 2,083/2016, ratified the tariff calculation deducting these charges from associates of those entities, as long as the preliminary injunctions granted in Judicial Proceedings No. 24648-39.2015.4.01.3400 and No. 0069262-32.2015.4.01.3400 / 16th Federal Court are in effect.

On the other hand, by the preliminary injunction in favor of Abradee, the associated distributors are guaranteed the right of non-transfer, deducting from the portion of CDE-Uso and CDE-Energia the amounts not collected due to the effects of the preliminary injunction. This deduction, which covers all preliminary injunctions, was approved by Aneel by Order No. 1,576, dated June 14, 2016.

Moreover, In compliance with the preliminary injunction granted in the Judicial Proceedings No. 0028882-30.2016.4.01.3400 of the 2nd Federal Court, ANEEL, through Order No. 2,634, dated September 30, 2016, ratified, regarding the 2016 tariff process, new Tariffs for Use of Distribution Systems - Tusd for Abrace members, effective as of June 29, 2016 for as long as the effects of the preliminary injunction relief remain. Recently, other companies have also obtained favorable injunctions, with publication of new tariffs.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Recently, by means of Resolution No. 2,255 of 6/20/2017, Article 14, the tariff components of the Energy Tariff (TE) in R$/MWh, which must be applied in compliance with the injunctions granted in lawsuits that challenge the payment of CDE amounts, in accordance with the Order 1,576 of June 14, 2016, from the last tariff review of June 24, 2016. As shown in table 11 to this Resolution, the consumer units included in injunctions No. 000692-32.2015.4.01.3400 of the National Association of Energy Consumers - Anace and No. 0028996-66.2016.4.01.3400 of the Labor Union of Cement Industry - SNIC, currently totaling 26 units, will continue to benefit from the reduced tariffs.

Accordingly, the Company has been carrying out the deduction of the payment of the CDE quota from the unbilled amounts resulting from these injunctions, thus not impacting the distributor’s result. The differences between the rate coverage for this charge and the amount actually paid, from the beginning of the preliminary injunction to June 2017, represent the amount of R$109,019 for CDE Uso and R$11,126 for CDE Energy.

32.6      Copel DIS periodic tariff adjustment

Aneel’s Resolution No. 2,255 of June 20, /2017 approved the result of Copel DIS Annual Tariff Review and authorized a 5.85% average adjustment to be perceived by consumers, consisting of: -0.73% related to the inclusion of financial components; 1.07% from updating Portion B; 2.78% from adjusting Portion A; and 2.73% reflecting the withdrawal of the financial components from the previous tariff process.

This adjustment was fully applied to Copel DIS tariffs as of June 24, 2017.

33      Operating Costs and Expenses

Consolidated			General and	Other
	Operational	Selling	administrative	operating
	costs	expenses	expenses	expenses, net	06.30.2017
Electricity purchased for resale (33.1)	(2,414,979)	-	-	-	(2,414,979)
Charge of the main distribution and transmission grid	(309,190)	-	-	-	(309,190)
Personnel and management (33.2)	(459,458)	(8,700)	(157,082)	-	(625,240)
Pension and healthcare plans (Note 25.3)	(87,459)	(1,170)	(28,525)	-	(117,154)
Materials and supplies	(34,104)	(427)	(4,428)	-	(38,959)
Materials and supplies for pow er electricity	(13,488)	-	-	-	(13,488)
Natural gas and supplies for gas business	(169,835)	-	-	-	(169,835)
Third-party services (33.3)	(182,610)	(8,854)	(59,122)	-	(250,586)
Depreciation and amortization	(342,033)	(7)	(18,402)	(6,752)	(367,194)
Estimated losses, provisions and reversals (33.4)	(61,011)	(50,377)	-	(85,837)	(197,225)
Construction cost (33.5)	(517,099)	-	-	-	(517,099)
Other operating costs and expenses, net (33.6)	(99,596)	(14,177)	(48,264)	(24,119)	(186,156)
	(4,690,862)	(83,712)	(315,823)	(116,708)	(5,207,105)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated			General and	Other
	Operational	Selling	administrative	operating	04.01.2017
	costs	expenses	expenses	expenses, net	to 06.30.2017
Electricity purchased for resale (33.1)	(1,338,470)	-	-	-	(1,338,470)
Charge of the main distribution and transmission grid	(140,179)	-	-	-	(140,179)
Personnel and management (33.2)	(231,881)	(4,393)	(82,868)	-	(319,142)
Pension and healthcare plans (Note 25.3)	(43,110)	(589)	(14,317)	-	(58,016)
Materials and supplies	(17,002)	(154)	(2,432)	-	(19,588)
Materials and supplies for pow er electricity	(8,427)	-	-	-	(8,427)
Natural gas and supplies for gas business	(87,496)	-	-	-	(87,496)
Third-party services (33.3)	(92,139)	(4,716)	(32,821)	-	(129,676)
Depreciation and amortization	(170,880)	(3)	(9,857)	(3,376)	(184,116)
Estimated losses, provisions and reversals (33.4)	(31,154)	(25,704)	-	(41,668)	(98,526)
Construction cost (33.5)	(242,370)	-	-	-	(242,370)
Other operating costs and expenses, net (33.6)	(43,715)	(7,246)	(21,810)	(607)	(73,378)
	(2,446,823)	(42,805)	(164,105)	(45,651)	(2,699,384)

Consolidated			General and	Other
	Operational	Selling	administrative	operating
	costs	expenses	expenses	expenses, net	06.30.2016
Electricity purchased for resale (33.1)	(2,253,644)	-	-	-	(2,253,644)
Charge of the main distribution and transmission grid	(477,676)	-	-	-	(477,676)
Personnel and management (33.2)	(417,808)	(7,782)	(134,913)	-	(560,503)
Pension and healthcare plans (Note 25.3)	(93,329)	(1,300)	(31,399)	-	(126,028)
Materials and supplies	(39,307)	(294)	(4,043)	-	(43,644)
Materials and supplies for pow er electricity	(18,212)	-	-	-	(18,212)
Natural gas and supplies for gas business	(199,765)	-	-	-	(199,765)
Third-party services (33.3)	(185,419)	(22,346)	(58,592)	-	(266,357)
Depreciation and amortization	(331,604)	(17)	(14,373)	(6,753)	(352,747)
Estimated losses, provisions and reversals (33.4)	-	(93,886)	-	37,070	(56,816)
Construction cost (33.5)	(553,504)	-	-	-	(553,504)
Other operating costs and expenses, net (33.6)	(131,135)	4,038	(69,276)	(49,889)	(246,262)
	(4,701,403)	(121,587)	(312,596)	(19,572)	(5,155,158)

Consolidated			General and	Other
	Operational	Selling	administrative	operating	04.01.2016
	costs	expenses	expenses	expenses, net	to 06.30.2016
Electricity purchased for resale (33.1)	(1,053,773)	-	-	-	(1,053,773)
Charge of the main distribution and transmission grid	(212,995)	-	-	-	(212,995)
Personnel and management (33.2)	(211,546)	(3,951)	(69,875)	-	(285,372)
Pension and healthcare plans (Note 25.3)	(45,974)	(650)	(15,896)	-	(62,520)
Materials and supplies	(17,949)	(153)	(2,227)	-	(20,329)
Materials and supplies for pow er electricity	(7,718)	-	-	-	(7,718)
Natural gas and supplies for gas business	(85,114)	-	-	-	(85,114)
Third-party services (33.3)	(89,944)	(14,411)	(31,712)	-	(136,067)
Depreciation and amortization	(162,491)	(8)	(7,836)	(3,376)	(173,711)
Estimated losses, provisions and reversals (33.4)	-	(56,930)	-	121,175	64,245
Construction cost (33.5)	(294,639)	-	-	-	(294,639)
Other operating costs and expenses, net (33.6)	(49,770)	2,209	(33,631)	(33,750)	(114,942)
	(2,231,913)	(73,894)	(161,177)	84,049	(2,382,935)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent company	General and	Other operacional
	administrative	income
	expenses	(expenses), net	06.30.2017
Personnel and management (33.2)	(19,123)	-	(19,123)
Pension and healthcare plans (Note 25.3)	(1,880)	-	(1,880)
Materials and supplies	(369)	-	(369)
Third party services	(7,932)	-	(7,932)
Depreciation and amortization	(37)	(561)	(598)
Estimated losses, provisions and reversals (33.4)	-	(3,039)	(3,039)
Other operating income (expenses)	(7,717)	13,088	5,371
	(37,058)	9,488	(27,570)

Parent company	General and	Other operacional
	administrative	income	04.01.2017
	expenses	(expenses), net	to 06.30.2017
Personnel and management (33.2)	(11,715)	-	(11,715)
Pension and healthcare plans (Note 25.3)	(1,027)	-	(1,027)
Materials and supplies	(252)	-	(252)
Third party services	(3,920)	-	(3,920)
Depreciation and amortization	(18)	(281)	(299)
Estimated losses, provisions and reversals (33.4)	-	(1,650)	(1,650)
Other operating income (expenses)	(5,176)	13,066	7,890
	(22,108)	11,135	(10,973)

Parent company	General and	Other operacional
	administrative	income
	expenses	(expenses), net	06.30.2016
Personnel and management (33.2)	(15,936)	-	(15,936)
Pension and healthcare plans (Note 25.3)	(5,405)	-	(5,405)
Materials and supplies	(184)	-	(184)
Third party services	(7,945)	-	(7,945)
Depreciation and amortization	(16)	(561)	(577)
Estimated losses, provisions and reversals (33.4)	-	179,147	179,147
Other operating income (expenses)	(19,297)	439	(18,858)
	(48,783)	179,025	130,242

Parent company	General and	Other operacional
	administrative	income	04.01.2016
	expenses	(expenses), net	to 06.30.2016
Personnel and management (33.2)	(6,480)	-	(6,480)
Pension and healthcare plans (Note 25.3)	(2,343)	-	(2,343)
Materials and supplies	(119)	-	(119)
Third party services	(5,336)	-	(5,336)
Depreciation and amortization	(12)	(281)	(293)
Estimated losses, provisions and reversals (33.4)	-	190,541	190,541
Other operating income (expenses)	(10,831)	439	(10,392)
	(25,121)	190,699	165,578

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

33.1      Electricity purchased for resale

Consolidated	06.30.2017	06.30.2016
Purchase of Energy in the Regulated Environment - CCEAR	1,424,388	1,540,536
Itaipu Binacional	555,036	578,534
Electric Energy Trade Chamber - CCEE	482,400	220,953
Program for incentive to alternative energy sources - Proinfa	108,824	121,201
Bilateral contracts	19,721	8,430
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(175,390)	(216,010)
	2,414,979	2,253,644

Consolidated	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016
Purchase of Energy in the Regulated Environment - CCEAR	703,505	728,066
Itaipu Binacional	290,441	276,950
Electric Energy Trade Chamber - CCEE	356,554	87,890
Program for incentive to alternative energy sources - Proinfa	54,486	60,628
Bilateral contracts	10,573	4,213
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(77,089)	(103,974)
	1,338,470	1,053,773

33.2      Personnel and management

.	Parent company		Consolidated
	06.30.2017	06.30.2016	06.30.2017	06.30.2016
Personnel
Wages and salaries	7,931	8,337	366,646	345,232
Social charges on payroll	2,834	3,002	132,539	124,054
Meal assistance and education allow ance	499	651	55,815	49,574
Provisons for profit sharing (a)	309	257	37,340	22,783
Compensation - Voluntary termination program/retirement	2,450	-	19,222	7,099
	14,023	12,247	611,562	548,742
Management
Wages and salaries	4,021	2,938	10,885	9,340
Social charges on payroll	1,028	751	2,621	2,330
Other expenses	51	-	172	91
	5,100	3,689	13,678	11,761
	19,123	15,936	625,240	560,503
(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

.	Parent company		Consolidated
	04.01.2017	04.01.2016	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016	to 06.30.2017	to 06.30.2016
Personnel
Wages and salaries	4,283	3,015	186,149	175,558
Social charges on payroll	1,506	1,090	66,788	62,243
Meal assistance and education allow ance	261	146	27,948	24,749
Provisons for profit sharing	155	74	18,260	12,111
Compensation - Voluntary termination Program/retirement	2,450	-	12,030	3,804
	8,655	4,325	311,175	278,465
Management
Wages and salaries	2,415	1,717	6,348	5,439
Social charges on payroll	628	452	1,557	1,420
Other expenses	17	(14)	62	48
	3,060	2,155	7,967	6,907
	11,715	6,480	319,142	285,372

33.3      Third-party services

Consolidated	06.30.2017	06.30.2016
Maintenance of electrical system	62,078	83,947
Maintenance of facilities	48,006	44,769
Communication, processing and transmission of data	41,237	28,252
Meter reading and bill delivery	25,222	24,657
Consumer service	12,928	10,489
Consulting and audit	11,608	13,555
Other services	49,507	60,688
	250,586	266,357

Consolidated	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016
Maintenance of electrical system	30,482	37,806
Maintenance of facilities	23,941	23,699
Communication, processing and transmission of data	20,247	11,673
Meter reading and bill delivery	12,753	12,254
Consulting and audit	5,644	8,532
Consumer service	7,276	5,165
Other services	29,333	36,938
	129,676	136,067

33.4      Estimated losses, provisions and reversals

.	Parent company		Consolidated
	06.30.2017	06.30.2016	06.30.2017	06.30.2016
Provision (reversal) for litigations	3,039	(179,147)	82,529	(37,416)
Impairment of assets	-	-	61,011	-
Allow ance for doubtful accounts (Client and Other credits)	-	-	50,489	93,886
Tax credits estimated losses	-	-	3,307	346
Reversion in consortiums estimated losses	-	-	(111)	-
	3,039	(179,147)	197,225	56,816

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

.	Parent company		Consolidated
	04.01.2017	04.01.2016	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016	to 06.30.2017	to 06.30.2016
Provision (reversal) for litigations	1,650	(190,541)	42,230	(121,129)
Impairment of assets	-	-	31,154	-
Allow ance for doubtful accounts (Client and Other credits)	-	-	25,787	56,930
Reversion in tax credits estimated losses	-	-	(562)	(46)
Reversion in consortiums estimated losses	-	-	(83)	-
	1,650	(190,541)	98,526	(64,245)

33.5      Construction cost

Consolidated
	06.30.2017	06.30.2016
Third party services	232,817	202,384
Materials and supplies	181,927	279,528
Personnel	73,194	59,691
Others	29,161	11,901
	517,099	553,504

Consolidated	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016
Third party services	127,986	109,191
Materials and supplies	73,080	147,921
Personnel	35,535	30,008
Others	5,769	7,519
	242,370	294,639

33.6      Other operating costs and expenses, net

Consolidated
	06.30.2017	06.30.2016
Financial offset for the use of w ater resources	54,817	94,200
Taxes	49,574	15,660
Losses in the decommissioning and disposal of assets	23,271	16,682
Compensation	23,103	21,906
Leasing and rent (33.6.1)	18,592	16,256
Advertising and publicity	10,218	19,057
Other net costs and expenses	6,581	62,501
	186,156	246,262

	04.01.2017	04.01.2016
Consolidated	to 06.30.2017	to 06.30.2016
Financial offset for the use of w ater resources	20,531	41,655
Taxes	35,527	4,595
Losses in the decommissioning and disposal of assets	9,679	6,068
Compensation	11,665	10,585
Leasing and rent (33.6.1)	10,102	7,339
Advertising and publicity	6,151	9,729
Other net costs and expenses	(20,277)	34,971
	73,378	114,942

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

33.6.1     Leases and rents

Consolidated
	06.30.2017	06.30.2016
Real estate	16,797	14,162
Others	2,580	2,677
(-) PIS and Cofins credits	(785)	(583)
	18,592	16,256

Consolidated	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016
Real estate	9,308	7,022
Others	1,244	677
(-) PIS and Cofins credits	(450)	(360)
	10,102	7,339

34      Financial Results

.	Parent company		Consolidated
				Restated
	06.30.2017	06.30.2016	06.30.2017	06.30.2016
Financial income
Arrears charges on energy bills	-	-	91,314	116,573
Interest and monetary variation of CRC transfer (Note 8.1)	56,557	120,487	56,557	120,487
Return on financial investments held for trading	1,903	2,221	48,111	89,941
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	21,016	27,733
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 28.1)	-	-	14,001	1,078
Return on financial investments held for sale	5	10	11,169	6,652
Monetary variation over the Itaipu pow er purchase	-	-	8,748	30,590
Other financial income	14,040	115,643	47,900	144,740
	72,505	238,361	298,816	537,794
( - ) Financial expenses
Monetary and cambial variation and debt charges	117,159	143,688	527,008	497,207
Interest and monetary variation of CRC transfer (Note 8.1)	46,831	-	46,831	-
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 28.1)	-	-	32,883	57,651
Interest on R&D and EEP (Note 27.2)	-	-	19,516	19,974
Monetary variation over the Itaipu pow er purchase	-	-	8,348	10,579
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	6,882	20,348
Other financial expenses	1,173	1,124	75,610	84,543
	165,163	144,812	717,078	690,302
Net	(92,658)	93,549	(418,262)	(152,508)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

.	Parent company		Consolidated
				Restated
	04.01.2017	04.01.2016	04.01.2017	04.01.2016
	to 06.30.2017	to 06.30.2016	to 06.30.2017	to 06.30.2016
Financial income
Arrears charges on energy bills	-	-	43,252	57,969
Interest and monetary variation of CRC transfer	24,360	63,019	24,360	63,019
Return on financial investments held for trading	1,296	1,605	13,060	47,996
Remuneration of net sectorial assets and liabilities	-	-	9,507	10,830
Monetary variation and adjust to present value of accounts
payable related to the concession	-	-	14,001	237
Return on financial investments held for sale	1	5	8,009	3,553
Monetary variation over the Itaipu pow er purchase	-	-	-	13,285
Other financial income	4,986	108,605	23,040	135,962
	30,643	173,234	135,229	332,851
( - ) Financial expenses
Monetary and cambial variation and debt charges	53,337	73,213	254,922	257,534
Interest and monetary variation of CRC transfer	41,052	-	41,052	-
Monetary variation and adjust to present value of accounts
payable related to the concession	-	-	14,522	21,916
Interest on R&D and EEP	-	-	8,924	10,372
Monetary variation over the Itaipu pow er purchase	-	-	8,348	46
Remuneration of net sectorial assets and liabilities	-	-	6,882	18,700
Other financial expenses	1,134	(1,912)	62,820	9,904
	95,523	71,301	397,470	318,472
Net	(64,880)	101,933	(262,241)	14,379

35      Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Parent Company and subsidiaries and by key strategic decision makers responsible for allocating funds and assessing performance.

35.1      Products and services from which we generate revenues from the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Officer and the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the first half of 2017, all sales have been to customers within Brazilian territory, as well as all non-current assets are located in national territory.

The Company and its subsidiaries did not identify any customer which individually accounts for more than 10% of total net revenues in the first half of 2017.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and transactions between segments are recognized as transactions with third parties, i.e. at current market prices.

35.2      The Company’s reportable segments

The reportable segments of the Company, in accordance with CPC 22 / IFRS 8, are:

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects (GER) and the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines (TRA). For managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is shown separately;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services.

Telecommunications (TEL) - this segment comprises telecommunications and general communications services.

GAS - this segment comprises the public service of piped natural gas distribution.

Holding Company (HOL) - this segment comprises participation in other companies.

35.3      Assets per reportable segment

ASSETS	Electric Energy		TEL	GAS	HOL	Intersegment	Consolidated
06.30.2017	GET	DIS				operations
TOTAL ASSETS	16,573,034	10,302,623	936,500	594,161	3,584,373	53,866	32,044,557
CURRENT ASSETS	1,577,408	2,813,904	82,785	154,967	876,160	(207,004)	5,298,220
NON-CURRENT ASSETS	14,995,626	7,488,719	853,715	439,194	2,708,213	260,870	26,746,337
Long term assets	3,875,858	1,873,318	84,110	220,782	2,528,028	(135,696)	8,446,400
Investments	2,365,748	1,362	-	-	137,031	-	2,504,141
Property, plant and equipment	8,482,178	-	751,907	-	38,525	-	9,272,610
Intangible assets	271,842	5,614,039	17,698	218,412	4,629	396,566	6,523,186

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

35.4      Statement of income per reportable segment

STATEMENT OF INCOME	Electric Energy			TEL	GAS	HOL	Intersegment operations	Consolidated
	GET		DIS
06.30.2017	GER	TRA
NET OPERATING REVENUES	1,567,269	499,709	4,165,015	180,815	249,709	63,828	(256,105)	6,470,240
Net operating revenues - third-parties	1,408,108	456,157	4,148,771	143,667	249,709	63,828	-	6,470,240
Net operating revenues - betw een segments	159,161	43,552	16,244	37,148	-	-	(256,105)	-
OPERATING COSTS AND EXPENSES	(716,797)	(299,833)	(3,980,149)	(131,462)	(217,748)	(117,221)	256,105	(5,207,105)
Energy purchased for resale	(29,414)	-	(2,480,485)	-	-	(65,542)	160,462	(2,414,979)
Charges for use of the main transmission grid	(172,358)	-	(188,329)	-	-	-	51,497	(309,190)
Personnel and management	(89,675)	(54,644)	(379,829)	(50,328)	(15,784)	(34,980)	-	(625,240)
Pension and healthcare plans	(17,567)	(11,051)	(76,221)	(7,344)	(1,467)	(3,504)	-	(117,154)
Materials and supplies	(5,929)	(2,317)	(27,873)	(1,172)	(1,185)	(483)	-	(38,959)
Raw materials and supplies for generation	(13,488)	-	-	-	-	-	-	(13,488)
Natural gas and supplies for gas business	-	-	-	-	(169,835)	-	-	(169,835)
Third party services	(55,464)	(11,027)	(170,214)	(30,385)	(11,730)	(10,205)	38,439	(250,586)
Depreciation and amortization	(187,669)	(2,359)	(143,243)	(18,998)	(14,296)	(629)	-	(367,194)
Provision/reversal for litigations and estimated losses on tax credits	5,790	(20,488)	(65,641)	(3,056)	774	(3,215)	-	(85,836)
Impairment of assets	(56,402)	-	-	-	-	(4,609)	-	(61,011)
Other estimated losses, provisions and reversals	780	406	(47,430)	(3,020)	(1,114)	-	-	(50,378)
Construction cost	-	(191,145)	(318,030)	-	(7,924)	-	-	(517,099)
Other operating costs and expenses, net	(95,401)	(7,208)	(82,854)	(17,159)	4,813	5,946	5,707	(186,156)
EQUITY IN EARNINGS OF INVESTEES	-	73,789	-	-	-	9,209	-	82,998
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	850,472	273,665	184,866	49,353	31,961	(44,184)	-	1,346,133
Financial income	48,728	6,315	153,175	4,539	10,516	81,169	(5,626)	298,816
Financial expenses	(295,446)	(63,748)	(176,845)	(13,411)	(7,675)	(165,579)	5,626	(717,078)
OPERATING PROFIT	603,754	216,232	161,196	40,481	34,802	(128,594)	-	927,871
Income Tax and Social Contribution	(242,882)	(48,164)	(81,961)	(13,315)	(11,786)	38,488	-	(359,620)
NET INCOME (LOSS)	360,872	168,068	79,235	27,166	23,016	(90,106)	-	568,251

STATEMENT OF INCOME	Energia Elétrica			TEL	GÁS	HOL	Operações intersegmento	Consolidado
	GET		DIS
06.30.2016 - Restated	GER	TRA
NET OPERATING REVENUES	1,472,215	1,321,102	3,929,433	156,461	305,839	-	(294,461)	6,890,589
Net operating revenues - third-parties	1,311,546	1,278,214	3,792,183	122,711	263,540	-	-	6,768,194
Net operating revenues - betw een segments	160,669	42,888	15,517	33,750	41,637	-	(294,461)	-
OPERATING COSTS AND EXPENSES	(795,152)	(247,361)	(4,140,610)	(111,524)	(268,615)	113,625	294,479	(5,155,158)
Energy purchased for resale	(53,948)	-	(2,348,021)	-	-	-	148,325	(2,253,644)
Charges for use of the main transmission grid	(153,183)	-	(370,154)	-	-	-	45,661	(477,676)
Personnel and management	(88,602)	(41,224)	(345,067)	(43,233)	(17,014)	(25,363)	-	(560,503)
Pension and healthcare plans	(20,187)	(9,824)	(77,680)	(9,427)	(1,306)	(7,604)	-	(126,028)
Materials and supplies	(6,580)	(2,360)	(32,591)	(1,042)	(804)	(267)	-	(43,644)
Raw materials and supplies for generation	(59,849)	-	-	-	-	-	41,637	(18,212)
Natural gas and supplies for gas business	-	-	-	-	(199,765)	-	-	(199,765)
Third party services	(96,799)	(10,554)	(172,314)	(20,614)	(8,936)	(10,971)	53,831	(266,357)
Depreciation and amortization	(186,952)	(1,170)	(135,176)	(16,940)	(11,928)	(581)	-	(352,747)
Provision/reversal for litigations	(5,427)	(2,742)	(127,498)	(6,015)	(29)	179,126	-	37,415
Impairment of assets	(1,270)	(431)	(90,892)	(962)	(676)	(20)	20	(94,231)
Other estimated losses, provisions and reversals	-	(173,938)	(366,194)	-	(13,372)	-	-	(553,504)
Construction cost	(122,355)	(5,118)	(75,023)	(13,291)	(14,785)	(20,695)	5,005	(246,262)
Other operating costs and expenses, net	-	43,920	-	-	-	60,790	(1)	104,709
EQUITY IN EARNINGS OF INVESTEES
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	677,063	1,117,661	(211,177)	44,937	37,224	174,415	17	1,840,140
Financial income	58,394	4,793	217,400	8,918	6,868	242,763	(1,342)	537,794
Financial expenses	(296,708)	(64,297)	(161,920)	(15,224)	(7,934)	(145,561)	1,342	(690,302)
OPERATING PROFIT	438,749	1,058,157	(155,697)	38,631	36,158	271,617	17	1,687,632
Income Tax and Social Contribution	(154,482)	(344,675)	52,320	(12,692)	(12,839)	(82,597)	-	(554,965)
NET INCOME (LOSS)	284,267	713,482	(103,377)	25,939	23,319	189,020	17	1,132,667

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35.5      Additions to noncurrent assets by reportable segment

	GET		DIS	TEL	GAS	HOL	Consolidated
06.30.2017	GER	TRA
Property, plant and equipment
Additions	399,885	-	-	101,940	-	293	502,118
Intangible assets
Additions	-	1,753	336,793	1,104	7,576	851	348,077

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36      Financial Instruments

36.1      Categories and determination of fair value of financial instruments

Consolidated				06.30.2017		12.31.2016
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents (a)	5	1	1,423,948	1,423,948	982,073	982,073
Bonds and securities (b)	6	1	3,860	3,860	3,385	3,385
Bonds and securities (b)	6	2	224,632	224,632	291,043	291,043
			1,652,440	1,652,440	1,276,501	1,276,501
Loans and receivables
Pledges and restricted deposits linked (a)			1,656	1,656	1,294	1,294
Trade accounts receivable (a)	7		2,639,251	2,639,251	2,488,141	2,488,141
CRC Transferred to the State Government of Paraná (d)	8		1,483,448	1,562,693	1,522,735	1,610,269
Accounts receivable related to the concession (e)	10		2,951,892	2,951,892	2,612,418	2,612,418
Accounts receivable related to the concession -
bonus from the grant (f)	10		599,348	686,982	586,706	673,545
State of Paraná - Government Programs (a)	15.1		142,648	142,648	155,141	155,141
Collaterals and escrow accounts STN (c)	23.1		75,728	57,948	73,074	47,166
			7,893,971	8,043,070	7,439,509	7,587,974
Available for sale
Bonds and securities (b)	6	1	660	660	1,567	1,567
Bonds and securities (b)	6	2	200,248	200,248	201,499	201,499
Accounts receivable related to the concession (g)	10	3	636,020	636,020	614,806	614,806
Accounts receivable related to the concession compensation (h)	11	3	67,633	67,633	67,401	67,401
Other investments (i)	6	1	413,622	413,622	408,297	408,297
Other investments (i)	16	3	73,361	73,361	-	-
			1,391,544	1,391,544	1,293,570	1,293,570
Total financial assets			10,937,955	11,087,054	10,009,580	10,158,045
Financial liabilities
Other financial liabilities
Sectorial financial liabilities (a)	9		463,288	463,288	278,992	278,992
Ordinary financing of taxes w ith the federal tax authorities (c)	13.3		176,048	167,916	198,527	183,573
Suppliers (a)	22		1,564,532	1,564,532	1,292,350	1,292,350
Loans and financing (c)	23		4,507,406	4,150,939	4,046,293	3,677,926
Debentures (j)	24		4,964,331	4,964,331	4,790,809	4,790,809
Payable related to concession (k)	28		551,817	630,453	565,542	640,839
Total financial liabilities			12,227,422	11,941,459	11,172,513	10,864,489
Different levels are defined as follow s:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, w hich are observable for the assets or liabilities;
Level 3: obtained through assessment techniques w hich include variables for the assets or liabilities, w hich how ever are not based on observable market data.

Determining fair values

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

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c)     Calculated based on the cost of the last issue by the Company, 117.0% of the CDI for discount of the expected payment flow.

d)     The Company based its calculation on the comparison with a noncurrent, long-term and post-fixed National Treasury bond (NTN-B) maturing on August 15, 2024, which yields approximately 5.21% p.y. plus the IPCA inflation index.

e)     Criteria and assumptions disclosed on note 4.4.9 to the financial statements for the year ended December 31, 2016, transmission concession.

f)      Receivables related to the concession agreement for providing electricity generation services under quota arrangements at their fair value calculated by expected cash inflows discounted at the rate established in Aneel auction notice 12/2015 (9.04%), the best market benchmark in this case.

g)     Criteria and assumptions disclosed on note 4.4.9 to the financial statements for the year ended December 31, 2016, distribution concession. The changes in the first half of 2017 are shown in Note 10.1.

h)     The fair values of generation assets approximate their book values, according to Note 4.4.10 to the financial statements for the year ended December 31, 2016.

i)      Calculated according to the price quotations published in an active market, for assets classified as level 1, and determined using the discounted cash flow method for those classified as level 3.

j)      Calculated from the Unit Price quotation (PU) for June 30, 2017, obtained from the Brazilian Association of Financial and Capital Markets (Anbima), net of financial cost to amortize.

k)     Real net discount rate of 8.63% p.a., in line with the Company’s estimated rate for long-term projects

36.2      Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1     Credit risk

Credit risk is the risk of the Company and its subsidiaries incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contract obligations.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated
Exposure to credit risk	06.30.2017	12.31.2016
Cash and cash equivalents (a)	1,423,948	982,073
Bonds and securities (a)	429,400	497,494
Pledges and restricted deposits linked (a)	77,384	74,368
Trade accounts receivable (b)	2,639,251	2,488,141
CRC Transferred to the State Government of Paraná (c)	1,483,448	1,522,735
Accounts receivable related to the concession (d)	3,587,912	3,227,224
Accounts receivable related to the concession - Bonus from the grant (e)	599,348	586,706
Accounts receivable related to the concession compensation (f)	67,633	67,401
State of Paraná - Government Programs (g)	142,648	155,141
Other temporary investments (h)	486,983	408,297
	10,937,955	10,009,580

a)     The Company's Management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility that the Company might incur in losses resulting from difficulties to receive its billings to customers. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies.

c)     Management believes this credit risk is low because repayments are secured by funds from dividends.

d)     Management believes this risk is very low because these contracts assure an unconditional right to be paid in cash by the concession Granting Authority at the end of the concession period for any infrastructure investments not recovered through tariffs by the end of the period, specifically for the transmission business, since RAP is guaranteed revenue that does not involve demand risk.

For the amount relating to RBSE assets existing on May 31, 2000, Aneel published Normative Resolution 589/2013, which defines criteria for calculating New Replacement Value (VNR). Given that on April 20, 2016, the Granting Authority defined the means and period for receiving this asset (still to be regulated by Aneel) through MME Ordinance 120, Management believes credit risk is low. Management considers the risk of this credit to be very low, even considering the injunctions that reduced temporarily the RAP receivable, regarding the cost of equity determined in RSBE’s assets from January 2013 to June 2017, as described in Note 10.4.

e)     Management considers the risk of this credit to be very low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG guaranteed which includes the annual amortization of this amount during the concession term.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

f)      For the generation concession assets, Aneel published Normative Resolution No. 596/2013, which defines criteria for calculating New Replacement Value (VNR), for indemnity purposes. Although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to approval or ratification of investments made in this respect, Management believes that compensation for these assets indicates the recoverability of the recorded balance.

g)     Management believes this credit risk is very low because these are specific programs together with the State Government to highlight the Luz Fraterna program (Note 37.a).

h)     The risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

36.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short-, medium- and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. From 2019, 2018 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated	Interest (a)	Less than	1 to 3	3 months		Over	Total
		1 month	months	to 1 year	1 to 5 years	5 years	liabilities
06.30.2017
Loans and financing	Note 23	194,725	133,922	1,107,199	2,843,195	912,439	5,191,480
Debentures	Note 24	167,448	19,905	1,536,476	3,812,509	524,415	6,060,753
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	5,495	10,994	49,492	291,067	1,538,699	1,895,747
Eletrobras - Itaipu	Dollar	-	198,243	898,295	5,085,027	1,950,677	8,132,242
Other suppliers	-	1,013,342	348,066	148,643	54,475	6	1,564,532
Purchase obligations	IGP-M and IPCA	-	1,645,524	3,092,406	17,279,993	80,657,366	102,675,289
Ordinary financing of taxes
w ith the federal tax authorities	Selic	5,369	10,832	50,173	125,705	-	192,079
Sectorial financial liabilities	Selic	33,036	66,806	312,082	79,155	-	491,079
		1,419,415	2,434,292	7,194,766	29,571,126	85,583,602	126,203,201
12.31.2016
Loans and financing	Note 23	90,265	164,214	1,588,764	1,873,952	1,556,703	5,273,898
Debentures	Note 24	8,725	19,929	1,545,694	4,147,064	583,869	6,305,281
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	5,494	10,988	50,331	300,343	1,850,518	2,217,674
Eletrobras - Itaipu	Dollar	-	193,346	893,025	5,104,889	2,698,195	8,889,455
Other suppliers	-	1,106,430	21,619	124,060	40,239	2	1,292,350
Purchase obligations	IGP-M and IPCA	-	1,497,009	3,129,899	17,686,276	94,007,720	116,320,904
Ordinary financing of taxes
w ith the federal tax authorities	Selic	5,133	10,392	48,578	161,534	-	225,637
Sectorial financial liabilities	Selic	13,071	26,537	125,315	144,590	-	309,513
		1,229,118	1,944,034	7,505,666	29,458,887	100,697,007	140,834,712
(a) Effective interest rate - w eighted average.

At June 30, 2017, Copel recorded a negative net working capital of R$291,944 and R$1,236,868 in the Consolidated. The Company's Management has been monitoring thee liquidity and taking actions to balance the short-term financial capacity, preserving the Company's investment programs, as well as seeking debt extension.

As disclosed in notes 23.5 and 24.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

36.2.3     Market risk

Market risk it is the risk that fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return

a)    Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. The Company monitors these fluctuations on a permanent basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of June 30, 2017 and the probable scenario assumes a variation in the exchange rate - end of period (R$/US$3.30) based on the median market expectation for 2017 reported in the Central Bank’s Focus report of July 21, 2017. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

		Baseline	Projected scenarios - Dec.2017
Foreign exchange risk	Risk	06.30.2017	Probable	Adverse	Remote

Financial assets
Collaterals and escrow accounts - STN	USD depreciation	75,728	(188)	(19,073)	(37,958)
		75,728	(188)	(19,073)	(37,958)
Financial liabilities
Loans and financing - STN	USD appreciation	(88,931)	220	(21,957)	(44,135)
Suppliers
Eletrobras (Itaipu)	USD appreciation	(198,545)	492	(49,021)	(98,534)
Petrobras (acquisition of gas by Compagás)	USD appreciation	(181,475)	450	(44,806)	(90,063)
		(468,951)	1,162	(115,784)	(232,732)

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7 Disclosure. Based on the equity position and the notional value of the financial instruments held as of June 30, 2017, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Company has not engaged in transactions with derivatives to cover this risk, but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline scenario takes into account the existing balances in each account as of June 30, 2017 while the ‘probable’ scenario assumes balances reflecting varying indicators as follows: CDI/Selic - 8.00%, IPCA - 3.33% IGP DI - (0.86)% IGP-M - (0.28)% and TJLP - 6.40%, estimated as market average projections for 2017 according to the Focus Report issued by the Central Bank of Brazil as of July 21, 2017.

For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

		Baseline	Projected scenarios - Dec.2017
Interest rate risk and monetary variation	Risk	06.30.2017	Probable	Adverse	Remote
.
Financial assets
Bonds and securities	Low CDI/SELIC	429,400	17,363	13,091	8,779
Collaterals and escrow accounts	Low CDI/SELIC	1,656	67	50	34
CRC transferred to the State Government of Paraná	Low IGP-DI	1,483,448	(6,393)	(4,792)	(3,193)
Accounts receivable related to the concession	Low IPCA	4,187,260	69,147	51,966	34,715
Accounts receivable related to the concession compensation	Undefined (a)	67,633	-	-	-
State of Paraná - Government Programs	No risk	142,648	-	-	-
		6,312,045	80,184	60,315	40,335
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,430,729)	(56,128)	(69,832)	(83,412)
Banco do Brasil	No risk	(37,576)	-	-	-
BNDES	High TJLP	(1,563,823)	(49,266)	(61,350)	(73,344)
BNDES	Reduced risk	(69,545)	-	-	-
Promissory notes	High CDI	(1,126,417)	(44,190)	(54,979)	(65,671)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(123,590)	(3,894)	(4,848)	(5,796)
Eletrobrás - RGR, Caixa Econômica Federal and Finep	No risk	(66,795)	-	-	-
Debentures	High CDI/SELIC	(4,457,014)	(174,851)	(217,542)	(259,846)
Debentures	High IPCA	(324,597)	(5,360)	(6,687)	(8,008)
Debentures	High TJLP	(182,720)	(5,756)	(7,168)	(8,570)
Sectorial financial liabilities	High Selic	(463,288)	(18,175)	(22,613)	(27,010)
Ordinary financing of taxes w ith the federal tax authorities	High Selic	(176,048)	(6,906)	(8,593)	(10,264)
Payable related to concession	High IGP-M	(504,371)	707	883	1,060
Payable related to concession	High IPCA	(47,446)	(784)	(977)	(1,171)
.		(10,573,959)	(364,603)	(453,706)	(542,032)
(a) Risk assessment still requires ruling by the Granting Authority.

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 (1) and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of June

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

30, 2017, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

36.2.4     Electricity shortage risk

Approximately 64.0% of installed capacity in the country currently comes from hydroelectric generation, which makes Brazil and the geographic region in which we operate subject to hydrological conditions that are unpredictable, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

From 2014, the reservoirs of the Southeast/Midwest, North and Northeast regions have been subject to adverse climate situations in recent years, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee full compliance with load.

The economic crisis that the country is going through has had a significant impact on the consumption of electricity, practically stagnating its growth in the last 3 years, being decisive to avoid a greater difficulty in the full service of the market.

Regarding short-term risk, the Electric Power Industry Monitoring Committee - CMSE has been reporting a balance between energy supply and demand, and indices have been kept within safety margins. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2016-2020 Energy Operation Plan.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%) in all subsystems.

36.2.5     Risk of GSF impacts

The Energy Reallocation Mechanism (MRE) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, of the need for a centralized operation associated with a centrally calculated optimum price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through bilateral contracting. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee - GF and, like the PLD, is also calculated centrally.  PLD is calculated on a weekly basis. However, the GT, as required by Law, is recalculated every five years, with a limit, of increase or decrease, restricted to 5% by revision or 10% in the concession period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Monthly, the GF committed to bilateral contracts needs to be backed by electricity generation. This is done, basically, through the allocation of power generated received from the MRE or purchase of generation valued to the PLD. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its bilateral contracts through purchases to the PLD.

Where GF multiplied by GF is less than the sum of bilateral contracts, companies will need to buy the difference in the spot market. However, for the GSF multiplication situation by GF to be greater than the bilateral contracts, the Company receives the difference to the PLD.

The low inflows recorded since 2014 as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with bilateral contracts, currently is the approach adopted by Copel.

For the contracts in the ACR, Law No. 13,203/2015, allowed the generators to contract insurance against the load, by means of payment of a Risk Premium. Copel adopted this approach to protect contracts related to energy produced by Mauá, Foz do Areia, Santa Clara and Fundão HPPs.

For the distribution segment, the effects of the GSF are perceived in the costs of the contracts for availability, as well as in the costs associated with quotas of Itaipu, Angra and the plants whose concessions were renewed in accordance with Law No. 12,783/2013. This is a financial risk, however, since it guarantees the neutrality of energy purchase expenses through a tariff transfer.

36.2.6     Risk of non-renewal of concessions - generation and transmission

On March 24, 2017 Copel GeT filed with Aneel its intention to extend the granting of the TPP Figueira’s generation concession, emphasizing, however, that it will sign the necessary contracts and / or amendments only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant. For the other plants, the deadline for manifestation to opt or not to extend the generation concessions are shown below:

Plant	Deadline for manifestation
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	09.17.2018
HPP Apucaraninha	10.12.2020
HPP Chaminé	08.16.2021
HPP Guaricana	08.16.2021

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

These five plants represent a Physical Guarantee of an average 620.69 MW. Currently, the extension of generation, transmission and distribution concessions covered by Articles 17, 19 and 22 of Law No. 9,074/1995 is governed by Law No. 12,783/2013. However, extension is permitted after express acceptance of conditions of that Law, such as: i) revenue determined according to criteria established by Aneel; ii) change from price remuneration to tariff calculated by Aneel for each plant; iii) allocation of plant energy and capacity physical guarantee shares to concessionaires and permittees of distribution public utilities; iv) submission to service quality standards defined by Aneel; and v) agreement with values established as indemnity of assets related to concession.

Concessions of hydroelectric power generation, electric power transmission and distribution may be extended at the discretion of the Concession Grantor, one single time, for the period of up to 30 years. However, for concessions of thermoelectric power generation, extension period is limited to 20 years.

Current regulation also defined that the concessionaire has a period to request extension of concession of up to 60 months before final contract date or after granting of hydroelectric power generation plants, and of up to 24 months for thermoelectric plants.

It is also defined that, if the concessionaire opts to extend its concession, the Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date, and may also define initial tariff.

The Company will make analyses in the future to decide on whether or not concessions should be extended in view of conditions imposed by the Concession Grantor, aiming at preserving its profitability levels.

In case extension is not brought forward, the Concession Grantor will open a tender bid process for concessions of the auction or competition type, for up to 30 years, considering, for tender bid judgment, the lowest tariff value and the highest offer to pay grant bonus.

36.2.7     Risk of non-renewal of concessions - distribution

Recently, pursuant to the terms of Concession Agreement amendment No. 46/1999 of Copel DIS, concession was extended, provided that quality and efficiency parameters for provision of distribution services are met, measured by indicators that consider duration and frequency of service interruptions (DECi and FECi) and efficiency in the Company’s economic and financial management.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Fifth Amendment to the Concession Agreement imposes indexes of economic and financial efficiency and quality. Failure to comply with the indexes for two consecutive years or any limits at the end of the period of the first five years will result in the termination of the concession (clause 18, subclause 1). From the sixth year following the signing of the agreement, the breach of quality criteria for three consecutive years or of economic and financial criteria for two consecutive years will result in the opening of an expiration process (clause 12, subclause 14). In addition, non-compliance with the electricity supply quality indicators (DEC and FEC) for two consecutive years or three times in five years, may limit dividends or interest on equity (clause 2, subclause 8) payments to shareholders, while the breach of the economic and financial sustainability indicators may require a capital contribution from the controlling shareholders (clause 13, subclause 4).

The following table sets out the targets set for Copel DIS in the first five years of the renewal:

		Quality (Limit Established) (a)		Quality (Performed)
Year	Economic and Financial Management	DECi (b)	FECi (b)	DECi (b)	FECi (b)
2016		13.61	9.24	10.80	7.14
2017	EBITDA = 0	12.54	8.74	-	-
2018	EBITDA (-) QRR= 0 (c)	11.23	8.24	-	-
2019	{Net Debt / [EBITDA (-) QRR]} = 1 / (0.8 * SELIC) (c) (d)	10.12	7.74	-	-
2020	{Net Debt / [EBITDA (-) QRR]} = 1 / (1.11 * SELIC) (c) (d)	9.83	7.24	-	-

(a) According to Aneel's Technical Note No. 0335/2015.
(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.

(c) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus the General Market Price Index (IGP-M) betw een the month preceding the RTP and the month preceding the tw elve-month period of the economic and financial sustainability measurement.

(d) Selic: limited to 12.87% p.y.

36.2.8     Risk of overcontracting and subcontracting of electricity

The agreement for purchase of electric power by distributors is regulated by Law No. 10,484/2014 and Decree No. 5,163/2004, which determine that distributors must purchase the volume required to serve 100% of their market through auctions on the Regulated Contacting Environment - ACR.

The contracting of the total output available in the market is verified by observing the period comprising the calendar year, and the difference between the costs remunerated by the tariff and those actually incurred on the power purchase are fully passed on to captive consumers as long as: (i) presents a contracting level between 100% and 105% of its market; (ii) presents a level lower than 100% - being, therefore, exposed to the risk of power purchase subject to the allowance for doubtful accounts, if the condition of involuntary undercontracting is recognized; and (iii) the Distributor presents a level higher than 105% - being, therefore, exposed to the risk of power sale subject to the allowance for doubtful accounts, if the condition of involuntary overcontracting is recognized.

That is, even if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

On the other hand, if the violation of the contracting limits derives from voluntary actions, these will be subject to the risk of spot market exposure, which can be advantageous or disadvantageous according to the amount of the difference settlement price (PLD).

In 2016 and 2017, the distributors experienced a scenario of general overcontracting and most of the companies determined contracting level higher than 105%, arising from economic factors such as the fall of consumption related to the crisis in the country and industry, the allocation of the Assured Power Quota Agreements, and the migration of special consumers to the free market.

As regards industry issues, through Normative Resolution No. 706/2016, ANEEL recognized as involuntary overcontracting the allocation of assured power quotas of hydro power plants classified under Law No. 783/2013 above the amount of replenishment of the distributors.

More recently, through Order 1,143/2017, ANEEL formalized the possibility of the distributors having recognized as involuntary overcontracting the migration of consumers to ACL. For this purpose, it will have the specific situation assessed individually under the principle of maximum effort, as provided for in Article 6 of Normative Resolution 453/2011.

As a result, Copel DIS has put forth all efforts possible, as provided by the regulation, to mitigate the overcontracting generated by the migration of special consumers to the free market and requested ANEEL to consider any overcontracting related to this matter as involuntary.

36.2.9     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

36.3      Capital management

The Company seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management strives to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted net debt divided by adjusted EBITDA, as presented below. Corporate goal established in strategic planning provides for maintenance of index below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

36.3.1     The equity indebtedness is shown below:

	Parent company		Consolidated
Indebtedness	06.30.2017	12.31.2016	06.30.2017	12.31.2016
Loans and financing	1,004,501	1,015,360	4,507,406	4,046,293
Debentures	1,192,534	1,017,099	4,964,331	4,790,809
(-) Cash and cash equivalents	472,480	46,096	1,423,948	982,073
(-) Bonds and securities	90	149	223,065	302,398
Net debt	1,724,465	1,986,214	7,824,724	7,552,631
Equity	15,194,798	14,864,165	15,492,895	15,155,446
Equity indebtedness	0.11	0.13	0.51	0.50

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

37      Related Party Transactions

Consolidated	Assets		Liabilities		Revenue		Cost / Expense
Related parties / Nature of operation	06.30.2017	12.31.2016	06.30.2017	12.31.2016	06.30.2017	06.30.2016	06.30.2017	06.30.2016
Controlling shareholder
State of Paraná - dividends payable	-	-	141,141	83,786	-	-	-	-
CRC Transfer (Note 8)	1,483,448	1,522,735	-	-	9,726	120,487	-	-
"Luz Fraterna" Program (a)	167,219	167,674	-	-	-	-	-	-
2014 World Cup construction w ork (Note 15.1.2)	14,266	14,266	-	-	-	-	-	-
Morar Bem Paraná Program (Note 15.1.3)	12,492	24,985	-	-	-	-	-	-
Remuneration and employ social security charges assigned (b)	12	302	-	-	-	-	-	-
Telecommunication services (c)	37,478	48,794	-	-	19,814	14,604	-	-
Sistema Meteorológico do Paraná - Simepar (d)	-	-	157	164	-	-	(939)	(880)
Entities with significant influence
BNDES and BNDESPAR - dividends payable (e)	-	-	53,289	57,218	-	-	-	-
Financing (Note 23)	-	-	1,633,368	1,692,775	-	-	(72,001)	(74,818)
Debentures - Compagás (Note 24)	-	-	55,013	61,786	-	-	(2,918)	(2,000)
Debentures - w ind farms (f)	-	-	288,441	295,188	-	-	(15,554)	-
State of Paraná investee
Sanepar (c) (g)	17	32	3	-	1,795	1,496	(824)	(687)
Dividends	12,095	16,817	-	-	-	-	-	-
Joint ventures
Dominó Holdings - dividends	-	5,123	-	-	-	-	-	-
Voltalia São Miguel do Gostoso - mutual (Note 15.4)	36,210	28,968	-	-	1,863	1,725	-	-
Dividends	1,032	1,032	-	-	-	-	-	-
Costa Oeste Transmissora de Energia (h) (i) (j)	76	72	46	73	452	415	(1,131)	(1,798)
Dividends	731	1,751	-	-	-	-	-	-
Marumbi Transmissora de Energia (h) (j)	286	285	55	55	1,712	2,157	(459)	(428)
Dividends	1,045	3,845	-	-	-	-	-	-
Caiuá Transmissora de Energia (h) (i) (j)	329	308	187	356	1,883	437	(8,299)	(7,435)
Dividends	1,991	1,991	-	-	-	-	-	-
Integração Maranhense Transmissora (h) (j)	-	-	75	76	-	-	(876)	(914)
Dividends	4,012	4,012	-	-	-	-	-	-
Matrinchã Transmissora de Energia (h) (j)	-	-	322	326	-	-	(3,929)	(1,273)
Dividends	23,213	23,213	-	-	-	-	-	-
Transmissora Sul Brasileira (h) (j)	-	-	133	149	-	-	(1,562)	(1,651)
Guaraciaba Transmissora de Energia (h) (j)	-	-	167	173	-	-	(1,980)	-
Dividends	5,512	5,512	-	-	-	-	-	-
Paranaíba Transmissora de Energia (j)	-	-	271	-	-	-	(514)	(66)
Dividends	3,051	3,051	-	-	-	-	-	-
Cantareira Transmissora de Energia - dividends	1,224	1,224	-	-	-	-	-	-
Associates
Dona Francisca Energética S.A. (k)	-	-	1,389	1,436	-	-	(8,384)	(8,477)
Foz do Chopim Energética Ltda. (c) (h)	162	161	-	-	1,312	1,050	-	-
Sercomtel S.A. Telecomunicações (c) (l)	3,694	3,430	-	-	4,164	4,354	-	-
Key management staff
Fees and social security charges (Note 33.2)	-	-	-	-	-	-	(13,678)	(11,761)
Pension and healthcare plans (Note 25)	-	-	-	-	-	-	(743)	(643)
Other related parties
Fundação Copel (c)	50	52	-	-	158	147	-	-
Administrative property rental	-	-	342	340	-	-	(9,445)	(6,539)
Pension and healthcare plans (Note 25)	-	-	794,267	769,865	-	-	-	-
Lactec (m)	-	-	1,641	1,743	-	-	(8,890)	(6,607)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

a)     The Luz Fraterna Program, created under Law No. 491/ 2013 and No. 17,639/2013 allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to the Company.

In the balance at June 30, 2017, the amount of R$115,890 is recognized in the Parent Company, in line item Related Parties, as described in Note 15.1.1. The remaining balance has been paid on a monthly basis since August 2016.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of allowance for loan losses in the amount of R$1,376 as of June 30, 2017 (R$1,749 as of December 31, 2016).

c)     Telecommunications services rendered in accordance with the agreement entered into by Copel Telecomunicações with the State of Paraná.

d)     The Meteorological System of Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel DIS, effective until July 8, 2017, for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

e)     BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which has significant influence over Copel (Note 31.1).

f)      BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel (Note 24).

g)     Basic sanitation provided by Sanepar.

h)     Charges for the use of the Transmission System and revenue from operating and maintenance contracts and rendering of engineering services with Copel GeT.

i)      Copel DIS has transmission system connection contracts (CCT) with two companies - Costa Oeste Transmissora de Energia and Caiuá Transmissora de Energia – expiring upon the termination of the distribution or transmission concession, whichever occurs first.

j)      Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concessionaires whose object is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Normative Resolution No. 399/2010. Amounts are defined for four subsequent years, with annual reviews.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

k)     Power purchase and sale agreement signed by Dona Francisca Energética and Copel GeT, expiring on March 31, 2025.

l)      Light pole sharing agreement, signed between Sercomtel S.A. Telecomunicações and Copel DIS, expiring on December 28, 2018.

m)    The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel GeT and Copel DIS, which are subject to prior or later control and approval by Aneel.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

The values resulting from operating activities of Copel DIS with related parties are billed at the rates approved by Aneel.

37.1      Guarantees and endorsements awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 23 and 24.

Copel provided financial guarantees, in the form of corporate bond, for power purchase agreements made by Copel GeT in May 2015, in the total amount of R$3,052 and made by Copel Energia, in November 2016, in the amount of R$16,406.

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

								Amount endorsement/ security
			Date issued	Final maturity	Amount approved	Balance 06.30.2017	Interest %
	Company	Operation
(1)	Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	74,784	49.0	36,644
(2)	Guaraciaba Transmissora	Debentures	09.28.2016	01.15.2031	440,000	381,594	49.0	186,981
(3)	Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	122,981	49.0	60,261
(4)	Mata de Santa Genebra	Debentures	09.12.2014	06.30.2017	469,000	521,480	50.1	261,261
(5)	Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	591,469	49.0	289,820
(6)	Matrinchã Transmissora	Debentures	05.15.2016	06.15.2029	180,000	195,100	49.0	95,599
(7)	Transmissora Sul Brasileira	Financing	12.12.2013	07.15.2028	266,572	216,901	20.0	43,380
(8)	Transmissora Sul Brasileira	Debentures	09.15.2014	09.15.2028	77,550	109,677	20.0	21,935
(9)	Paranaíba Transmissora	Financing	10.21.2015	10.15.2030	606,241	592,289	24.5	145,111
(10)	Paranaíba Transmissora	Debentures	01.15.2017	03.15.2028	120,000	116,272	24.5	28,487
(11)	Voltalia São Miguel do Gostoso Part. S.A. (a) Debentures		01.15.2016	12.15.2028	57,000	52,976	49.0	25,958
(12)	Usina de Energia Eólica Carnaúba S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	56,522	49.0	27,696
(13)	Usina de Energia Eólica Reduto S.A. (a)	Financing	08.24.2015	11.15.2031	70,000	56,504	49.0	27,687
(14)	Usina de Energia Eólica Santo Cristo S.A. (a) Financing		08.24.2015	11.15.2031	74,000	53,137	49.0	26,037
(15)	Usina de Energia Eólica São João S.A. (a)	Financing	08.24.2015	11.15.2031	68,000	53,864	49.0	26,393
(16)	Cantareira Transmissora de Energia	Financing	12.28.2016	09.15.2032	426,834	385,889	49.0	189,086
								1,492,336
(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.
Financial institution (fund provider):
BNDES: (1) (2) (3) (5) (7) (9) (12) (13) (14) (15) (16)
Allocation:
Investment Program and/or Working capital.
Endorsement/Security:
Provided by Copel Geração e Transmissão: (1) (3);
Provided by Copel: (2) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16)
Securities offered for the transaction:
Lien on shares given by Copel Geração e Transmissão, corresponding to:
49,0%: (1) (2) (3) (5) (6) (11) (12) (13) (14) (15) (16); 50,1%: (4); 20,0%: (7) (8); 24,5%: (9) (10);

Performance bond Company	Final maturity	Amount Insured	% endorsement Copel GeT	Amount endorsement
Matrinchã Transmissora	12.31.2017	90,000	49.0	44,100
Guaraciaba Transmissora	12.31.2017	47,000	49.0	23,030
Paranaíba Transmissora	09.26.2017	48,000	24.5	11,760
Mata de Santa Genebra	05.26.2018	78,300	50.1	39,228
Cantareira Transmissora	11.30.2018	31,200	49.0	15,288
				133,406

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

38      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

Consolidado Apólice	Término da vigência	Importância segurada
Nominated Risks	08.24.2017	2,112,196
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2017	799,290
Operational risks - UEG Araucária (a)	05.31.2018	725,329
Operational risks - Brisa Potiguar	12.29.2017	674,673
Fire - Company - ow ned and rented facilities	08.24.2017	521,931
Operational risks - São Bento	12.29.2017	449,928
Legal guarantee - Office of the General Counsel to the National Treasury	05.11.2018	291,396
Multi-risk - Elejor	03.11.2018	197,800
D&O Insurance (a)	03.28.2018	82,705
Aviation insurance (hull and civil liability) (a)	01.30.2018	80,930
(a) The values of the insured of operating risks - UEG Araucária and Seguro Aeronáutico have been translated from USD into BRL, w ith the current rate R$3.3082, as of 06.30.2017.

In addition to the related insurance, the Company and its subsidiaries contract other insurance policies with lower values, such as: general civil liability, payment guarantee, several risks, national and international transportation and life insurance.

The guarantee insurance contracted by the subsidiaries and joint ventures have Copel as a guarantor, within the limits of their participation in each project.

39      Subsequent Events

39.1      Loans and financing

On July 7, 2017, Copel amended the agreement related to the Bank Credit Note No. 306,401,381 totaling R$640,005, issued by Banco do Brasil, subject to a payment of 120.0% of the average daily rates of Interbank Deposits - DI, with semiannual interest payment, for a term of 3 years and annual amortization at July 21, 2018, July 21, 2029 and July 21, 20020.

On July 27, 2017, Copel DIS amended the agreement related to the Bank Credit Note No. 17/35960-0 (previously No. 21/11062-X), issued by Banco do Brasil, renegotiating the maturity of the second installment of R$50,333 and dividing equally for payments on January 18, 2019 and July 17, 2019, and subject to fixed interest of 11.0% p.a. and quarterly interest payment.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

39.2      Debentures

On August 8, 2017, Copel TEL carried out the second issuance of simple debentures, pursuant to article 2 of Law No. 12,431/2011 ("Infrastructure Debentures"), not convertible into shares, unsecured, single series, for public distribution with restricted placement efforts according to CVM Instruction No. 476/2009, in the total amount of R$220,000. 220,000 debentures were issued, with par value of R$1 and maturity within five years from the issuance date and payable in a single installment on the due date. The debentures will earn interest corresponding to the variation of the IPCA, plus a surcharge of 5.4329% p.a. A Copel corporate guarantee was provided for this transaction.  The amounts raised will be used in the issuer’s investments.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

COMMENTS ON PERFORMANCE

for the six-month period ended June 30, 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1            Distribution Lines

Compact-Design Distribution Lines - Copel Distribuição has implemented compact-design distribution lines in urban areas with a high concentration of trees surrounding distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines installed at the end of June 2017 was 9,211 km (against 8,360 km in June 2016), up by 851 km year-over-year, a variation of 10.2%.

Secondary Isolated Lines – Copel Distribuição is also investing in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC - Equivalent Time of Interruption per Consumer Unit and FEC - Equivalent Frequency of Interruption per Consumer Unit distribution performance indicators; defense against illegal connections; improved environmental conditions; reduced areas subject to tree trimming; improved safety; reduced voltage drops throughout the grid; and increased transformer useful life due to the reduction of short-circuits, among other advantages. The total length of secondary isolated lines as of the end of June 2017 was 16.789 km (against 15,511 km in June 2016), up by 1,278 year-over-year, a variation of 8.2%.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

2            Power Market

Market behavior - Power generation by Copel Geração e Transmissão and wind farms totaled 10,300 GWh in the first six months of 2017 (against 13,899 GWh in the same period in 2016). The volume of energy purchased by Copel Distribuição by means of CCEARs (auctions) was 5,656 GWh (against 6,745 GWh in the same period in 2016), while the volume purchased from Itaipu was 2,945 GWh (against 2,963 GWh in the same period in 2016), as described below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Energy Sale - down by Copel Distribuição, Copel Geração e Transmissão, Copel Comercialização and wind farms:

Segment			GWh
	Jan - Jun 2017	Jan - Jun 2016	Var.
Copel Distribuição
Captive Market	10.149	11.837	-14,3%
Residential	3.608	3.533	2,1%
Industrial	1.725	3.230	-46,6%
Commercial	2.406	2.702	-11,0%
Rural	1.188	1.166	1,9%
Other	1.222	1.206	1,3%
Concessionaries and Licensees	257	334	-23,1%
CCEE (MCP) (a)	1.607	358	348,9%
Total Copel Distribuição	12.013	12.529	-4,1%

Copel Geração e Transmissão
CCEAR (Copel Distribuição) (b)	42	77	-45,5%
CCEAR (other concessionaries) (b)	414	1.884	-78,0%
Free Customers	2.318	1.813	27,9%
Bilateral Agreements	3.510	3.859	-9,0%
CCEE (MCP)	1.725	883	95,4%
Total Copel Geração e Transmissão	8.009	8.516	-6,0%

Wind Farms Complex
CCEAR (other concessionaries) (b)	416	418	-0,5%
CER (c)	177	178	-0,6%
Total Wind Farms Complex	593	596	-0,5%

Copel Comercialização
Free Customers	257	-	-
Bilateral Agreements	101	-	-
CCEE (MCP) (a)	1	-	-
Total Copel Comercialização	359	-	-
Total	20.974	21.641	-3,1%
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
(a) CCEE: Electric Pow er Trade Chamber / MCP: Short Term
(b) CCEAR: Energy Purchase Agreements in the Regulated Market
(c) CER: Agreements Reserve Energy.

Captive Market - Copel Distribuição - Copel Distribuição’s energy sales to the captive market totaled 10,149 GWh in the first six months of 2017, down by 14.3% against the same period in 2016.

The residential segment consumed 3,608 GWh from January through June 2017, up by 2.1%, due to an increase of 1.9% in the number of customers. The residential segment consumption in the first half of 2017 represented 35.6% of the captive market, totaling 3,638,842 consumers.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consumption by the industrial segment decreased by 46.6% in the first half of 2017, to 1,725 GWh, mainly caused by the migration of captive clients to the free market. The intensive migration of captive clients to the free market (mostly in the second half of 2016) caused a strong decrease in the client database and the energy volume consumed in the industrial segment. Between July 2016 and June 2017, 376 clients left Copel Distribuição’s industrial captive market (122 clients in the first half of 2017). At the end of the first half of 2017, the industrial segment represented 17.0% of the captive market’s consumption and had 78,000 consumers.

The commercial segment consumed 2,406 GWh in the first half of 2017, down 11%. The decrease in the consumption was influenced by the migration of 262 captive clients to the free market between June 2016 and June 2017 (130 clients in the first half of 2017), and also due to the economic scenario, with a decrease in the retail sales volume. At the end of the first half of 2017, this segment accounted for 3.7% of the captive market, totaling 384,949 consumers.

The rural segment recorded an increase of 1.9% in consumption in the first half of 2017, totaling 1,188 GWh. By the end of June 2017, this segment accounted for 11.7% of the Copel’s captive market, totaling 356,753 consumers.

Consumption from other segments (public bodies, public lighting, public services and own consumption) totaled 1,222 GWh from January to June 2017, up by 1.3%. Jointly, these segments accounted for 12.0% of the captive market, totaling 57,394 consumers at the end of the first half of 2017.

Number of consumers - The number of end users (captive of Copel Distribution and free consumers of Copel Geração e Transmissão) billed in June 2017 was 4,516,824, up by 1.4% against the same month in 2016.

Segment	Jun 2017	Jun 2016	Var.
Residential	3.638.842	3.572.311	1,9%
Industrial	78.000	84.457	-7,6%
Commercial	384.949	378.733	1,6%
Rural	356.753	363.680	-1,9%
Others	57.394	57.145	0,4%
Total Captive Market	4.515.938	4.456.326	1,3%
Concessionaries and Licensees	6	6	-
Free Customers¹	880	229	284,3%
Total geral	4.516.824	4.456.561	1,4%
¹ All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

3            Management

Headcount

Employees	Jun 2017	Jun 2016
Copel and subsidiaries
Copel	79	70
Copel Geração e Transmissão	1.685	1.671
Copel Distribuição	5.914	6.177
Copel Telecomunicações	661	618
Copel Comercialização	40	3
Copel Renováveis	74	46
	8.453	8.585
Affiliated Company
Compagás	162	163
Elejor	7	7
UEG Araucária	17	16
	186	186

4            Market Relations

From January to June 2017, Copel’s common (ON — ticker CPLE3) and class B preferred registered shares (PNB - ticker CPLE6) were traded in 100% of trading sessions of B3 S.A. - - Brasil, Bolsa, Balcão.

The shares outstanding totaled 44.96% of the Company’s capital stock. At the end of June 2017, Copel’s market value was R$5,904,602, based on quotations of all markets.

Out of the 58 stocks that make up Ibovespa’s theoretical portfolio, Copel’s PNB shares was 0.249%, with a 1.2174 Beta index.

Copel’s share in the portfolio of the Electric Power Sector Index — IEE was 5,509%.

COPEL PNB’s share in B3 - Corporate Sustainability Index (ISE) was 0.788%.

In B3, ON shares closed the period traded at R$19,00, while PNB shares closed at R$24.53, with negative variations of 40.42% and 10.34%, respectively. In the same period, the IBOVESPA index recorded a positive variation of 4.44%.

On the New York Stock Exchange (NYSE), PNB shares are traded at “Level 3”, in the form of ADSs, under ticker ELP, and were traded in 98% of the trading sessions, closing the period at US$7.34, with negative variation of 13.44%. Also in this period, the Dow Jones Index recorded a positive variation of 8.03%.

On the Latibex (the Euro market for Latin American Securities), which is connected to the Madrid Stock Exchange), the Company’s PNB shares were traded under the ticker XCOP in 76% of trading sessions, closing the period at € 7.77, with a negative variation of 3.84%. In the same period, the Latibex All Shares index recorded a negative variation of 0.67%.

The table below is a summary of Copel’s share trading between January and June 2017:

	ON		PNB
Stock Performance (Jan - Jun/2017)	Total	Daily average	Total	Daily average
B3
Number of Trades	27.438	223	483.873	3.934
Volume Traded	9.217.500	74.939	87.492.400	711.320
Trading Value (R$ thousand)	205.874	1.674	2.735.315	22.238
Presence in Trading Sessions	123	100%	123	100%
Nyse
Volume Traded	153.984	1.791	67.161.036	537.288
Trading Value (US$ thousand)	1.057	12	618.765	4.950
Presence in Trading Sessions	86	68%	125	98%
Latibex
Volume Traded	-	-	1.430.546	14.748
Trading Value (€ thousand)	-	-	484	5
Presence in Trading Sessions	-	-	97	76%

5            Tariffs

Power distribution tariffs

Retail distribution average rate (a) - R$/MWh	Jun 2017	Jun 2016	Var.
Residential	416,36	491,71	-15,3%
Industrial (b)	378,13	417,12	-9,3%
Commercial	412,13	467,13	-11,8%
Rural	280,62	314,51	-10,8%
Other	305,52	350,98	-13,0%
	379,77	433,87	-12,5%
(a) W ithout ICM S. Does not consider tariff flags.
(b) Free customers not included.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Power purchase tariffs

Tariff Supply* - R$/MWh	Jun 2017	Jun 2016	Var.
Itaipu (a)	216,97	187,89	15,5%
Auction 2008 - 2015	-	-	-
Auction 2010 - H30	211,39	195,43	8,2%
Auction 2010 - T15 (b)	129,36	170,90	-24,3%
Auction 2011 - H30	219,94	203,83	7,9%
Auction 2011 - T15 (b)	190,57	202,85	-6,1%
Auction 2012 - T15 (b)	223,17	208,88	6,8%
Auction 2016 - T20 (b)	160,83	143,71	11,9%
Auction CCEAR 2014 - 2019 (c)	144,29	138,39	4,3%
Auction CCEAR 2014 - 2019 (d)	333,18	320,11	4,1%
Auction 2014 - 18M	-	-	-
Auction 2014 - 36M	-	176,64	-100,0%
Bilaterais	240,53	232,69	3,4%
Angra	229,71	204,39	12,4%
CCGF (e)	60,16	60,49	-0,5%
Santo Antonio	136,12	126,16	7,9%
Jirau	119,73	110,97	7,9%
Other auctions (f)	166,20	201,15	-17,4%
Tariff Average Supply	154,11	157,74	-2,3%
(a) Furnas transport charge not included.
(b) Average auction price restated according t o the IPCA inflation index. The price comprises in fact three components: a fixed
(c) Energy Agreements.
(d) Capacity Agreements.
(e) Contract of quotas of assured pow er of those HPPs w hich concessions w ere extended pursuant the new rules of Law 12783/1
(f) Products average price.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Products average price

Tariff Weighted Average Supply - R$/MWh	Jun 2017	Jun 2016	Var.
Auction - CCEAR 2011-2040	207,14	193,20	7,2%
Auction - CCEAR 2013-2042	223,66	207,23	7,9%
Auction - CCEAR 2015 - 2045	158,68	149,32	6,3%
Concession holders in the State of Paraná	213,07	279,17	-23,7%

6            Economic and Financial Results

Revenues (Note 32)

Until June 2017, net operating revenues was R$6,470,240, or 6.1% down against R$6,890,589 recorded in the same period in 2016.

This variation was mainly explained by:

a)      27.3% reduction in Revenues from Supply, mainly caused by:

•         12.9% average reduction in the tariff effective from June 2016; and

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•         a 14.3% retraction in the captive market compared to the same period in 2016, basically due to the migration of captive clients to the free market and the country’s economic situation;

b)      a 14.3% increase in Revenues from Supply, mainly caused by the increase in CCEE Revenues due to a greater average PLD in the period, R$219.16/MWh in the second quarter of 2017 against R$47.37/MWh in the second quarter of 2016;

c)      a 25.6% decrease in Revenues from the Availability of the Power Grid, mainly caused by the average tariff adjustment of -12,9% in the tariff for use, which was partially offset by the effect of the cash flow remeasurement as a result of the appraisal report related to RBSE assets and a 2.0% increase in consumption of the energy wire market.

d)      a 31.0% decrease in Construction Revenue, mainly caused by the revision of the implementation schedule of certain projects;

e)      a 17.1% increase in Revenues from Telecommunication, largely due to the increase in the number of clients, particularly in the retail market, with the BEL Fibra product; and

f)       a 93.6% increase in Sectorial financial assets and liabilities result, mainly caused by the amortization of sectorial liabilities.

Operating Costs and Expenses (Note 33)

Until June 2017, operating costs and expenses totaled R$5,207,105, up by 1.0% compared to R$5,155,158 recorded in the same period in 2016. The main highlights were as follows:

a)      a 7.2% decrease in electricity purchased for resale, especially given the price variation;

b)      a 35.3% decrease in the account Charges for use of the power grid, mainly due to the lower costs of System services charges - ESS and the Reserve energy charges - EER;

c)      a 11.5% increase compared to the same period in 2016 in the balance of the Personnel and Management account, mainly due to salary adjustments, as per the collective bargaining agreement in effect as from October 2016;

d)      a 15.0% reduction in natural gas and inputs used in gas operations, due to the decrease in consumption; and

e)      a 247.1% increase in Provisions and Reversals, due to the recognition of impairment in 2017 and the reversal of provision for legal claims in the same period in 2016.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Financial Result (Note 34)

The R$265,754 variation in financial result is mainly due to a 44.4% decrease in financial income, due to lower late payment charges on electricity bills and the deflation of the financial indexes used to restate the financial income, compared to the first half of 2016.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Ebitda

Ebitda (earnings before interest, taxes, depreciation and amortization) is as follows:

Consolidado
	30.06.2017	30.06.2016
Lucro líquido do período	568.251	1.132.667
IRPJ e CSLL diferidos	33.506	(24.163)
Provisão para IRPJ e CSLL	326.114	579.128
Despesas (receitas) financeiras, líquidas	418.262	152.508
Lajir/Ebit	1.346.133	1.840.140
Depreciação e Amortização	367.194	352.747
Lajida/Ebitda	1.713.327	2.192.887
Receita Operacional Líquida - ROL	6.470.240	6.890.589
Margem do Ebitda% (Ebitda ÷ ROL)	26,5%	31,8%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS
Chairman	Mauricio Schulman
Members	Antonio Sergio de Souza Guetter George Hermann Rodolfo Tormin Rogério Perna Luiz Henrique Tessuti Dividino Adriana Angela Antoniolli Leila Abraham Loria Olga Stankevicius Colpo Sérgio Abu Jamra Misael
STATUTORY AUDIT COMITEE
Chairman	Mauricio Schulman
Financial Expert Members	Rogério Perna Luiz Henrique Tessuti Dividino Leila Abraham Loria Olga Stankevicius Colpo
SUPERVISORY BOARD
Sitting members	Norberto Anacleto Ortigara Mauro Ricardo Machado Costa Nelson Leal Junior Roberto Lamb Letícia Pedercini Issa Maia

Alternate members	Osni Ristow Roberto Brunner Gilmar Mendes Lourenço Kurt Janos Toth Alexandre Pedercini Issa
EXECUTIVE BOARD
CEO	ANTONIO SERGIO DE SOUZA GUETTER
Enterprise Management Officer	Gilberto Mendes Fernandes
Chief Financial and Investor Relations Officer	Adriano Rudek de <oura
Business Development Officer	Harry Françóia Júnior
Institutional Relations and Legal Officer	Cristiano Hotz
Governance, Risk and Compliance Officer	FABIO MALINA LOSSO
Assistant Officer	PAULO CESAR KRAUSS

ACCOUNTANT
CRC-PR-045809/O-2	ADRIANO FEDALTO

Information about this report
Investor Relations	Phone: +55 (41) 3222-2027 ri@copel.com

A FREE TRANSLATION FROM PORTUGUESE INTO ENGLISH OF INDEPENDENT AUDITOR’S REVIEW REPORT ON QUARTERLY INFORMATION

REVIEW REPORT ON QUARTERLY INFORMATION

To the Shareholders and Management of

Companhia Paranaense de Energia - Copel

Curitiba – State of Paraná

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Paranaense de Energia - Copel (“Company”), respectively identified as Parent Company and Consolidated, included in the Quarterly Information Form - ITR for the quarter ended June 30, 2017, which comprise the statement of financial position as of June 30, 2017 and the related statements of income and comprehensive income for the three and six-month periods then ended and the statements of changes in equity and cash flows for the six-month period then ended, including the accompanying notes.

The Company’s management is responsible for the preparation of this individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting, and in accordance with the international accounting standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission and applicable to the preparation of the Quarterly Information – ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and international standards for review of interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, we were unable to obtain assure that we were aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that would leads us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information – ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

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© 2017 Deloitte Touche Tohmatsu. All rights reserved.

A FREE TRANSLATION FROM PORTUGUESE INTO ENGLISH OF INDEPENDENT AUDITOR’S REVIEW REPORT ON QUARTERLY INFORMATION

Emphasis of matter

Restatement of comparative balances

As described in note 4.1 to the interim financial information, due to the changes in accounting policies made by the Company, related to the classification of the adjustment of the expected cash flows of the concession financial asset, the corresponding amounts of the interim financial information related to the consolidated statements of income for the three- and six-month periods ended June 30, 2016 and the statement of value added for the six-month period then ended (supplementary information), presented for comparison purposes, were reclassified and are being restated as provided for in CPC 23 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. Our conclusion does not contain modification in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2017, prepared under the responsibility of the Company’s management, the presentation of which in the interim information is required in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information - ITR and considered as supplementary information by International Financial Reporting Standards (IFRS), which do not require the presentation of the DVA. These statements were submitted to the same review procedures previously described and based on our review, we are not aware of any fact that leads us to believe that they were not prepared, in all material respects, in a manner consistent with the interim financial information taken as a whole.

Curitiba, August 10, 2017

DELOITTE TOUCHE TOHMATSU Auditores Independentes	Fernando de Souza Leite Engagement Partner

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

S T A T E M E N T

By this document, the Chief Executive Officer and the other Officers of Companhia Paranaense de Energia - Copel, publicly-held mixed capital company, with its headquarters at Rua Coronel Dulcídio nº 800, Curitiba - PR, enrolled with the National Registry of Legal Entities (CNPJ) under No. 76.483.817/0001-20, for the purposes of the provisions in item II, paragraph 1 of article 29 of CVM Instruction 480/2009, state that:

 (I)        they have reviewed and discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes related to the interim financial information of Copel included in the Quarterly Information Form - ITR as of June 30, 2017; and

 (II)       they have reviewed and discussed and agree with the interim financial information of Copel included in the Quarterly Information Form - ITR as of June 30, 2017.

Curitiba, August 10, 2017

/s/	/s/
ANTONIO SERGIO DE SOUZA GUETTER	GILBERTO MENDES FERNANDES
Chief Executive Officer	Enterprise Management Officer

/s/	/s/
ADRIANO RUDEK DE MOURA	HARRY FRANÇÓIA JÚNIOR
Chief Financial and Investor Relations Officer	Business Development Officer
Investors

/s/	/s/
CRISTIANO HOTZ	FABIO MALINA LOSSO
Chief Legal and	Chief Governance,
Institutional Relations Officer	Risk and Compliance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date August 23, 20 17

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.